EXHIBIT 99.1

EXHIBIT R-1

Certificate of Arrangement dated May 24, 2005

SCHEDULE A

PLAN OF ARRANGEMENT

EXHIBIT R-2

Affidavit of Richard Lepine with documents en liasse listed as A to E

Annexe A

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Annexe B

[CETTE PAGE EST LAISSEE EN BLANC INTENIONELLEMENT]

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Annexe C

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Annexe D

Annexe E

EXHIBIT R-3

Proof of Claim filed by the Canada Revenue Agency

EXHIBIT R-4

Proof of Claim filed by the Ministere du Revenu du Quebec

EXHIBIT R-5

Letter issued by the Canada Revenue Agency

EXHIBIT R-6

Draft of Contract of Deposit and Deed of Hypothec

EXHIBIT R-7

Agreement with the Ministere du Revenu du Quebec

CANADA **PROVINCE OF QUÉBEC** **DISTRICT OF MONTREAL** **N°: 500-11-025519-055**	**SUPERIOR COURT** (Commercial Division) **IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)** **TELESYSTEM INTERNATIONAL WIRELESS INC.** Petitioner and **KPMG INC.** Monitor and **THE DIRECTOR** and **SOUS-MINISTRE DU REVENU DU QUÉBEC,** 3, Complexe Desjardins, Section D186LC, city and district of Montreal, province of Quebec, H5B 1A7 and **ATTORNEY GENERAL OF CANADA,** acting on the part of Her Majesty the Queen in Right of Canada (Minister of National Revenue), having a place of business at Complexe Guy-Favreau, East-Tower, 9th floor, 200 René-Lévesque Blvd West, in the city and district of Montreal, province of Quebec, H2Z 1X4; Mis en cause

MOTION OF TELESYSTEM INTERNATIONAL WIRELESS INC. TO AUTHORIZE THE FIRST DISTRIBUTION TO ITS SHAREHOLDERS

TO ONE OF THE HONOURABLE JUDGES OF THE SUPERIOR COURT, SITTING IN AND FOR THE DISTRICT OF MONTREAL, THE PETITIONER RESPECTFULLY SUBMITS AS FOLLOWS:

A. PURPOSE OF THE MOTION

1. Through the present Motion, the Petitioner is asking this Honourable Court to rule on the adequacy of the provisions for the payment or discharge of its obligations until its dissolution and approve the first distribution to its shareholders (the "**First Distribution**") of the proceeds resulting from the transaction further detailed herein and other net cash available (the "**Proceeds**"), the whole pursuant to the arrangement made under Section 192 of the *Canada Business Corporations Act* (the "**Arrangement**");

B. THE ARRANGEMENT

(i) Background

2. On March 15, 2005, Petitioner and Vodafone International Holdings B.V. ("**Vodafone**") entered into a Framework Agreement and a Share Purchase Agreement pursuant to which Vodafone undertook to purchase from Petitioner's indirect subsidiary, Telesystem International Wireless Corporation N.V., its 79 % interest in Mobifon S.A. ("**Mobifon**") and a 100% interest in Oskar mobil a.s. ("**Oskar**"), through the acquisition of ClearWave N.V., a 99.99% indirect subsidiary of Petitioner, (the "**Transaction**");

3. On April 18, 2005, Petitioner filed an Application for Interim and Approval Orders Respecting an Arrangement Involving Telesystem International Wireless Inc. (the "**Initial Motion**");

4. On April 19, 2005, this honourable Court granted the interim orders sought in the Initial Motion, pursuant to which a meeting (the "**Meeting**") of the holders of Petitioner's issued and outstanding common shares (the "**Shareholders**") was called for the purpose of considering, and if deemed appropriate, approving the Arrangement;

5. On May 19, 2005, the Meeting was duly held and the Arrangement was approved by 99.7 % of the issued and outstanding common shares of Petitioner voted at the Meeting;

6. On May 20, 2005, this honourable Court granted the final orders sought in the Initial Motion, pursuant to which the Arrangement was approved by the Court and various ancillary orders were rendered (the "**Approval Order**");

(ii) Implementation of the Arrangement

7. On May 24, 2005, following the filing of the Articles of Arrangement with Industry Canada, the Director issued a Certificate of Arrangement and the Arrangement became effective as of that day, as more fully appears from a copy of the Certificate of Arrangement filed herewith as **Exhibit R-1**;

8. Since then, Petitioner has begun implementing the first of the Arrangement's interlocking steps;

9. On May 31, 2005, the Transaction closed, for a cash consideration of approximately US $3.5 billion, subject to adjustments, and the assumption of US $950 million of net debts (as at December 31, 2004);

C. DISTRIBUTION OF THE PROCEEDS

(i) Repatriation of the Proceeds

10. The Petitioner, in the pursuit of its liquidation, is in the process of repatriating the proceeds of the Transaction from its subsidiaries with a view of using the Proceeds to pay or provide for its liabilities and distribute the balance to the Shareholders;

11. The total amount to be distributed to the Shareholders is expected to equate up to $19.9614 (the "**Target Return**") plus income derived from the investment of the Proceeds (the "**Investment Income**") per fully diluted common share;

12. Any amount exceeding the Target Return, other than the Investment Income, will be returned to Vodafone as a purchase price adjustment pursuant to the Transaction;

13. Since the closing of the Transaction, the Proceeds have been invested into highly liquid investment grade instruments with a rate of return of about 2.4%;

14. Considering that Petitioner no longer has any direct or indirect interest in any business having active operations and that the Investment Income it can earn from the Proceeds is likely significantly less that the income that certain Shareholders could expect to earn

therefrom once distributed, Petitioner considers that it is in the best interest of all Shareholders that Petitioner distribute as much of the Proceeds as possible in the First Distribution;

15. Furthermore, the plan of distribution detailed in the Notice of Special Meeting of Shareholders and Information Circular (the "**Circular**"), already produced into the Court record as Exhibit-A to the Affidavit of Aline Archambault, dated May 19, 2005, filed in support of the Initial Motion, provides that Petitioner intends to distribute, in the First Distribution, substantially all of the Target Return and Investment Income, subject to maintaining appropriate reserves;

16. The plan of distribution also provides that the Petitioner expects the First Distribution to be authorized by the Court in August 2005;

17. In order to expedite the distribution of the Proceeds to the Shareholders, Petitioner has put in place a process to identify and pay or provide for its liabilities and obligations through the establishment of appropriate reserves, as further detailed hereinafter;

(ii) Debentures

18. As of May 31, 2005, Petitioner had $1,236,500 principal amount of 7.00 % equity subordinated debentures maturing on December 31, 2006 (the "**ESDs**"), the terms of which are governed by the Amended 7.00 % Equity Subordinated Debenture Indenture (the "**Indenture**");

19. Pursuant to the Approval Order, Petitioner was authorized to pay all amounts due to the holders of the ESDs including the principal and interest thereon and other moneys payable thereunder up to the maturity date of December 31, 2006 (the "**Maturity**"), as defined in the Indenture, prior to the date of the First Distribution;

20. On May 31, 2005, Petitioner remitted to Computershare Trust Company of Canada, as trustee under the Indenture (the "**Trustee**"), a total amount of $1,409,610, which includes four interest payments of $43,277.50 each, due until Maturity, and the principal of $1,236,500, for the purpose of remitting payment to holders;

21. The amount remitted to the Trustee is in satisfaction of all obligations of Petitioner under the Indenture and the ESDs, other than the indemnification of the Trustee, and should not be available to the other creditors of Petitioner pending full payment to the holders of the ESDs, the whole as efficiently as if this amount had been paid out directly to such holders;

22. Through the above remittance to the Trustee, TIW has fully provided for the payment of the ESDs and no further provision is required;

(iii) Other Liabilities - Claims Process

23. In accordance with the Arrangement, Petitioner has conducted a claims identification and valuation process in order to identify and address Petitioner's other debts and obligations (the "**Claims Identification Process**");

24. On May 20, 2005, this honourable Court rendered various orders relating to the conduct of the Claims Identification Process and appointed KPMG Inc. as Monitor (the "**Claims Identification Process Order**");

25. Immediately following the issuance of the Claims Identification Process Order, Petitioner under the supervision of the Monitor, proceeded with the identification of persons entitled to receive notice of the Claims Identification Process in accordance with the Claims Identification Process Order, as further detailed in the First Court Report of KPMG Inc. dated August 23, 2005 (the "**Monitor's Report**") filed in the Court record;

26. In accordance with the Claims Identification Process Order, notice of the Claims Identification Process was given to all persons entitled to receive notice, as more fully appears from a copy of the affidavit of Richard Lépine of KPMG Inc., filed herewith as **Exhibit R-2** and from the Monitor's Report;

27. As of July 8, 2005 at 5:00 p.m. Eastern Daylight Saving Time (the "**Claims Bar Date**") the Monitor had received one hundred and forty-nine (149) Claims, as defined in the Claims Identification Process, Schedule A to the Claims Identification Process Order, totalling $10.2 million;

Shareholders' Claims

28. One hundred and twenty-six (126) of the Claims were filed by Shareholders, which either related to their right to distribution under the Arrangement (which is an Exempt Claim) or else did not disclose facts indicating that a Claim existed against Petitioner or its directors: the Monitor has accordingly sent Rejection Notices for the above Claims; no Claimant has appealed the Notices of Rejection and the delay to do so has now expired;

Creditors' Claims

29. Seventeen (17) proofs of claim in a total amount of approximately $500,000 represent the value of goods supplied and services rendered prior to the Claims Bar Date that have since been paid by the Petitioner in the normal course of business;

30. The other proofs of claim by creditors, both for specified and unspecified amounts, represent liabilities maturing in the future on account of obligations incurred prior to the Determination Date, as defined in the Claims Identification Process, as approved by the Claims Identification Process Order;

31. Most of the specified aggregate amount of the foregoing claims relate to amounts payable to the employees of Petitioner in connection with severance, termination, retention and other employee-related obligations: as appears from the Monitor's Report, these claims have been taken into account in the determination of the amount of the provision that Petitioner intends to retain to meet general overhead and arrangement costs to be incurred until its dissolution;

32. As appears from the Monitor's Report, the proofs of claims filed by or on behalf of the employees of Petitioner also include a claim for an unspecified amount based on the indemnification agreements provided to certain employees who are directors and officers of Petitioner;

33. While Petitioner holds directors and officers liability insurance coverage, it is proposed that a provision of $5 million be set aside to hold the directors and officers harmless of potential liabilities incurred in good faith in the course of the performance of their duties to the extent that they are not covered by the insurance coverage, and to cover the legal

and other costs required to defend actions against the directors and officers and eventual disputes with the insurers as to the extent of the coverage; as appears from the Monitor's Report, the Monitor is of the view that such a provision is reasonable and even conservative in the circumstances;

Tax Claims

34. Before the Claims Bar Date, Her Majesty the Queen in Right of Canada, represented by the Canada Revenue Agency (the "**CRA**") has filed with the Monitor a Proof of Claim for an unspecified amount on account of Petitioner's potential liability further to the *Income Tax Act* (the "**ITA**") for the 2003, 2004 and 2005 taxation years, as appears from a true copy of such Proof of Claim filed herewith as **Exhibit R-3**;

35. Before the Claims Bar Date, the Ministère du Revenu du Québec (the "**MRQ**") has also filed with the Monitor a Proof of Claim for an unspecified amount on account of Petitioner's potential liability further to the *Taxation Act* (Québec), as appears from a true copy of such Proof of Claim filed herewith as **Exhibit R-4**;

36. The Monitor has acknowledged that the Proofs of Claim, Exhibits R-3 and R-4, were properly filed within the stipulated delay, notwithstanding that they are for an unspecified amount: it is appropriate that this Honorable Court grant act of this fact and declare which of the claims covered by such Proofs of Claim are Claims within the meaning the Claims Identification Process;

37. Since May 24th, 2005 for the CRA and June 2nd, 2005 for the MRQ (the CRA and the MRQ being referred to jointly as being the "**Taxation Authorities**"), the Petitioner has held numerous meetings and discussions with the Taxation Authorities on the nature and quantum of all its potential tax liabilities, if any, which might be or become due;

38. In the following days after May 24th, 2005, the CRA started an audit of Petitioner's books and records with respect to the taxation years 2003, 2004 and 2005;

39. Furthermore, the directors and officers of Petitioner may expose themselves to a personal liability for some tax liabilities of Petitioner pursuant to sections 159 and 227.1 ITA and

section 14 of the *Loi sur le Ministère du Revenu* (**"LMR"**) for having assented to, acquiesced or participated in a distribution to the Shareholders without first obtaining certificates from the Taxation Authorities certifying that all amounts for which the Petitioner is or can reasonably be expected to become liable under the given fiscal statutes have been paid or that security for the payment thereof has been accepted by the Taxation Authorities;

40. According to administrative practice of the CRA, on the occasion of the winding-up of a corporation, such a certificate may only be issued once, after the tax liabilities of the corporation have been finally assessed and the corporation about to be finally liquidated and dissolved;

41. In order to allow for the First Distribution before a certificate is issued by the CRA without exposing the directors and officers of Petitioner to any liability, an agreement has been entered into with the CRA pursuant to which the Petitioner's directors and officers shall not be liable for any amount distributed on the occasion of the First Distribution, notwithstanding that the certificate has not been issued, if a number of conditions are met, as stated in a letter of the CRA dated August 19, 2005 addressed to Petitioner's board of directors and to be filed in support hereof as **Exhibit R-5** (the **"CRA Letter"**) namely:

(a) that a reserve of $150,000,000 (the **"CRA Tax Reserve"**) be set aside by Petitioner to meet the potential tax liabilities of Petitioner pursuant to the ITA;

(b) that the CRA Tax Reserve be deposited with the Monitor and pledged in favour of the CRA under a contract of deposit and deed of hypothec with dispossession substantially in the form and substance of the draft to be filed in support hereof as **Exhibit R-6**;

(c) that the arrangement entered into with the CRA be confirmed by the judgment presently sought,

(d) that the order presently sought include certain declaratory judgements with a view to acknowledge and protect certain rights and prerogatives of the CRA;

42. Because KPMG Inc., in its capacity as Monitor, has agreed to act as collateral agent and third-party pledgee of the property hypothecated to the CRA, it is appropriate that this Honorable Court declare that the liability of KPMG Inc. in the performance of such functions be limited to the same extent as its liability as Monitor;

43. In order to allow for a first distribution to the Shareholders without exposing the directors and officers of Petitioner to a liability, the MRQ has agreed to issue a certificate pursuant to Section 14 LMR, if the following conditions are met as stated in the agreement entered into between the MRQ and Petitioner and to be filed in support hereof, as **Exhibit R-6** (the "**MRQ Agreement**"), namely:

(a) a reserve of $105,000,000 (the "**MRQ Tax Reserve**") is set aside by Petitioner to meet the potential tax liabilities of Petitioner toward the MRQ until its dissolution;

(b) that the MRQ Tax Reserve be pledged to the Bank of Montreal as security in its favour for the issuance of a letter of guarantee in the same amount substantially in the form and substance of the draft attached to the MRQ Agreement, as Schedule "A"(the **BMO Letter of Guarantee**");

44. The MRQ Tax Reserve shall not be available to the Taxation Authorities, otherwise than indirectly by the MRQ drawing on the letter of guarantee, or to any other creditor of Petitioner, until the obligations of the Bank of Montreal, under the BMO Letter of Guarantee, are fully discharged or else only to the extent that the MRQ Tax Reserve is not needed to fully secure any outstanding liability of the Bank of Montreal under such letter of guarantee;

Late Claims

45. Nine (9) Proofs of Claim were filed after the Claims Bar Date and were dealt with as follows:

(a) eight (8) late Proofs of Claim were filed by Shareholders and were disallowed for the following reasons:

- the Proofs of Claim did not show to the satisfaction of the Monitor that it was impossible for the claimants to file the Claims prior to the Claims Bar Date;

- the Proofs of Claim did not disclose any facts that would indicate that the claimants have a Claim against TIW or its directors;

Consequently, the Monitor considers that no provision needs to be made on account of such Claims;

(b) the ninth late Proof of Claim which was filed by a creditor in India for $18,413 is under review and the Monitor believes that the general provision proposed by Petitioner, as hereinafter stated, is sufficient to meet any liability on account of such Claim, if allowed;

D. **THE FIRST DISTRIBUTION**

46. Petitioner has approximately $4,512,652,000 in cash and cash equivalents available to pay or provide for its liabilities and distribute the balance to the Shareholders;

47. As detailed in the Monitor's Report, a provision totalling $318,433,315 is adequate for the payment or discharge of the obligations of Petitioner existing as at June 30, 2005 or accruing thereafter;

48. Out of such a provision, the following amounts should be held separately to meet the following liabilities, and they should not be available to meet any other claim towards Petitioner until further order of this Court:

(a) $39,000,000 to provide for the payment of the Arrangement costs of Petitioner, as defined in the Monitor's Report, from June 30, 2005 until its dissolution;

(b) $5,000,000 to provide for the indemnification of the directors and officers of Petitioner;

49. Based on the Monitor's recommendations detailed in the Monitor's Report, Petitioner submits that an amount of $4,194,218,223 should be distributed forthwith to the Shareholders of Petitioner by way of the First Distribution in accordance with the Arrangement, equalling $18.80 per fully diluted common share of Petitioner;

50. As appears from the Monitor's Report, the First Distribution is to be made in two tranches, the first tranche in the amount of approximately $3,794,875,105 is intended to reduce and return the stated capital to the Shareholders, and the second tranche of approximately $399,343,118 will be paid out as a dividend;

51. Petitioner intends to make payment of the First Distribution in September 2005;

52. The present Motion is well founded in fact and in law;

WHEREFORE, MAY IT PLEASE THE COURT:

[1] **GRANT** the present Motion;

[2] **GRANT ACT** of the First Court Report of KPMG Inc. dated August 23, 2005 in its capacity as Monitor;

[3] **GRANT ACT** of the payment by Petitioner to Computershare Trust Company of Canada (the "**Trustee**"), as Trustee under the Amended 7.00 % Equity Subordinated Debenture Indenture (the "**Indenture**"), of an aggregate amount of $ 1,410,610 representing all amounts due to the holders of the 7.00 % equity subordinated debentures (the "**ESDs**") including the principal and interest thereon and other moneys payable thereunder up to the maturity date of December 31, 2004, as defined in the Indenture;

[4] **DECLARE** that the foregoing payment to the Trustee is in satisfaction of all obligations of Petitioner under the Indenture and the ESDs, other than the indemnification of the Trustee, and is not available to the other creditors of Petitioner pending full payment to the holders of the ESDs, the whole with the same effect as if this amount had been paid out directly to such holders;

[5] **DECLARE** that reserves for an aggregate amount of $318,433,315 (the "**Reserves**") are an adequate provision for the payment and discharge of the obligations of Petitioner, whether liquidated, unliquidated, future or contingent;

[6] **DECLARE** that, out of the Reserves, the following amounts are to be held separately and are only available to meet the liabilities for which such provisions are created:

(a) $39,000,000 to meet the Arrangements costs of Petitioner, as defined in the Monitor's Report, until its dissolution;

(b) $5,000,000 to meet the indemnification of the directors and officers of Petitioner;

[7] **AUTHORIZE** a distribution to the holders of common shares (the "**Shares**") in the share capital of the Petitioner (the "**Shareholders**") of $4,194,218,223 amounting in aggregate to $18.80 per fully diluted share (the "**First Distribution**"), including an amount of approximately $3,794,875,105 by way of reduction of stated capital and an amount of approximately $399,343,118 by way of dividend;

[8] **DECLARE** that once paid out, the First Distribution shall not be available to meet the liabilities of Petitioner;

[9] **DECLARE** that the only claims of Her Majesty the Queen in Right of Canada, represented by the Canada Revenue Agency (the "**CRA**") and the Ministre du Revenu du Québec (the "**MRQ**") (the CRA and MRQ being hereinafter referred to jointly as being the "**Taxation Authorities**"), pursuant to the *Income Tax Act* (Canada) (the "**ITA**"), the *Excise Tax Act (*Canada) (the "**ETA**"), the *Taxation Act* (Quebec) (the "**QTA**") and an *Act Respecting the Quebec Sales Tax* (the "**QSTA**") (collectively the "**Taxation Statutes**"), on account of which proofs of Claim needed to be filed according to the Claims Identification Process as defined and approved by order of this Court dated May 20, 2005 (the "**Claims Identification Process Order**") were claims (the "**Affected Tax Claims**") on account of which tax returns had been filed by Petitioner and based on notices of assessment issued prior to the Determination Date, as defined in the Claims Identification Process Order;

[10] **DECLARE** that proofs of claim have been properly filed within the stipulated delay both by the CRA and MRQ for such Affected Tax Claims;

[11] **DECLARE** that any and all claims of the CRA and the MRQ towards Petitioner pursuant to the Taxation Statutes arising from notices of assessment or reassessment issued after the determination date are Exempt Claims within the meaning of the Claims Identification Process Order (the "**Exempt Tax Claims**");

[12] **DECLARE** that, as hereinafter defined, any dispute with respect to the amount of both the Affected Tax Claims and the Exempt Tax Claims shall be resolved by way of objection to and appeal of any notice of assessment, reassessment or new assessment and shall be of the exclusive jurisdiction of the authorities designated to hear and rule on such objections and appeals in accordance with the Taxation Statutes;

[13] **DECLARE** that any such notices of assessment, reassessment or new assessment shall be deemed valid and executory within the limitations contained in the Taxation Statutes until and unless vacated or varied further to such objections and appeals;

[14] **GRANT ACT** of the letter dated August 19, 2005, addressed to Petitioner's board of directors by the CRA and to be attached to the order presently sought as Schedule "A" (the "**CRA Letter**");

[15] **DECLARE** that, subject to paragraph 26 of these conclusions a reserve of $150,000,000 in respect of the past, present and future liabilities of Petitioner towards the CRA (the "**CRA Tax Reserve**"), and a reserve of $105,000,000 in respect of the past, present and future liabilities of Petitioner towards the MRQ (the "**MRQ Tax Reserve**") are approved as being proper and adequate;

[16] **DECLARE** that Petitioner is authorized to deposit the amount of the CRA Tax Reserve in an account to be held by the Monitor and pledged in favour of the CRA;

[17] **ORDER** that KPMG Inc., and its directors, officers, employees and agents shall not incur any liability on account of its designation, in its capacity as Monitor, as the collateral

agent and third party pledgee of the CRA Tax Reserve, save and except for any liability arising from their gross negligence or wilful misconduct;

[18] **GRANT ACT** of the agreement executed by the MRQ and Petitioner and to be attached to the order presently sought as Schedule "B" (the "**MRQ Agreement**");

[19] **DECLARE** that Petitioner is authorized to deposit the amount of the MRQ Tax Reserve with the Bank of Montreal as collateral in the bank's favour for a letter of guarantee to be issued by the Bank of Montreal (the "**BMO Letter of Guarantee**") to guarantee the obligations of the Petitioner in favour of the MRQ;

[20] **ORDER** that the amount of the MRQ Tax Reserve with the Bank of Montreal shall be made exclusively available to the Bank of Montreal as security for the issuance of the BMO Letter of Guarantee until such letter is paid or discharged, and that the MRQ Tax Reserve shall thus not be available to any other past, present or future creditor of Petitioner, including the Taxation Authorities, except with the prior written agreement of the Bank of Montreal or upon full and complete discharge of its liabilities under the BMO Letter of Guarantee or to the extent that Bank of Montreal has been partially discharged from its liabilities under the BMO Letter of Guarantee, it being understood that the amount of the collateral pledged in favour of the Bank of Montreal for the issuance of the BMO Letter of Guarantee must always be equal or superior to the amount of its liability under the said letter of guarantee;

[21] **DECLARE** that Petitioner may not proceed with the payment of the First Distribution until and unless an amount equivalent to the CRA Tax Reserve is first deposited with the Monitor by Petitioner and pledged in favour of the CRA pursuant to the terms of a contract of deposit and deed of hypothec under the Civil Code of Quebec and to be attached to the order presently sought as Schedule "C";

[22] **DECLARE** that Petitioner may not proceed with the payment of the First Distribution unless and until the BMO Letter of Guarantee for an amount of $105,000,000 in the form attached to the MRQ Agreement as Schedule "A", has been issued, and the original remitted to the MRQ;

[23] **ORDER** that the principal amount deposited with the Monitor and pledged in favour of the CRA shall be used to meet the tax liabilities of Petitioner, if any, and shall not be available to any other past, present or future creditor of Petitioner, except with the prior written agreement of the CRA;

[24] **DECLARE** that, subject to the provisions of paragraphs 4, 6 and 20 of these conclusions, in the event that Petitioner fails to remit when due any amount payable pursuant to the CRA Letter, the CRA may enforce any right or remedy for the recovery of such amounts in accordance with the Taxation Statutes;

[25] **DECLARE** that, subject to the provisions of paragraphs 4, 6 and 20 of these conclusions, Her Majesty the Queen in Right of Canada may avail herself of any and all remedies available under the ITA for the recovery from Petitioner of any amount payable further to the said Act, including the CRA availing itself of Section 225.2 ITA with a view to be authorized to collect forthwith any amount assessed further to the Taxation Statutes that the CRA could not otherwise collect forthwith further to Section 225.1 of ITA;

[26] **DECLARE** that subject to the provisions of paragraphs 4, 6, 20 and 23 of these conclusions, the MRQ may avail itself of any and all remedies available under the ETA, the QTA, the QSTA and the CMR for the recovery from Petitioner of an amount payable further to said Acts, including the MRQ availing himself of Section 17.0.1 LMR with a view to be authorized to collect forthwith any amount assessed further to the Taxation Statutes that the MRQ could not otherwise collect forthwith further to Section 12.0.2 LMR;

[27] **DECLARE** that the Taxation Authorities or Petitioner may apply to this Court for (i) any further order necessary for the application of the order presently sought (ii) any further order related to the tax liabilities of Petitioner further to the Taxation Statutes to the extent that such liabilities are not addressed in the order presently sought, including notably any liabilities arising from facts occurring after the issuance of the order presently sought, or from facts unknown to or unascertainable by the Taxation Authorities on the date of the hearing of the present motion, iii) any further order with a view to enforce the claims of the Taxation Authorities on reserves set aside to meet other

liabilities of Petitioner to the extent that such reserves are no longer required for such purpose and iv) any further order with a view to apply any given reserve to another purpose when no longer required for the purpose for which it was created;

[28] **DECLARE** that upon satisfaction of the conditions stated in the CRA Letter and the MRQ Agreement and upon issuance by the MRQ of a certificate pursuant to Section 14 LMR, the directors and officers of Petitioner shall not be subject to any liability whether individually or as a group, under Subsection 159(3) ITA and 14 LMR with respect to the First Distribution;

[29] **ORDER** the Petitioner to serve on the Taxation Authorities at least five (5) business days prior to its hearing any motion seeking the authorization to make any further distribution under the Arrangement;

[30] **DECLARE** that the prior notice of presentation of the Motion of Telesystem International Wireless Inc. to Authorize the First Distribution to its Shareholders is valid and sufficient;

[31] **ORDER** the provisional execution of the orders rendered pursuant to the present Motion notwithstanding appeal;

[32] **THE WHOLE** without cost save in case of contestation.

Montreal, August 23, 2005

(signed) Fasken Martineau DuMoulin

FASKEN MARTINEAU DuMOULIN LLP
Attorneys for Petitioner

AFFIDAVIT

I, André Gauthier, having my professional domicile at 1250, René-Lévesque Boulevard West, 38th Floor, in Montreal, Québec, H3B 4W8, do solemnly affirm the following:

1. I am the Executive Vice-President and Chief Financial Officer of Petitioner, Telesystem International Wireless Inc.;

2. In such a capacity, I have acquired personal knowledge on the facts alleged in the attached *Motion of Telesystem International Wireless Inc. to Authorize the First Distribution to its shareholders*, the truth of which does not already appear from the Court record herein or from other Affidavits filed as Exhibits in support thereof;

3. These facts are true.

IN WITNESS WHEREOF I HAVE SIGNED;

Montréal, this 23rd day of August, 2005

ANDRÉ GAUTHIER

Solemnly affirmed before me this 23rd day of August, 2005

Commissioner of Oaths

ANNIE MARTEL
85 721

NOTICE OF PRESENTATION

Mtre Bernard Boucher
Blake, Cassels & Graydon
600 De Maisonneuve Boulevard West
Suite 2000
Montreal, Québec H3A 3J2
Attorneys of Vodafone International Holdings B.V.

Mtre Philippe Bélanger
McCarthy Tétrault
Le Windsor
1070 Peel Street
5th Floor
Montreal, Québec H3B 4S8
Attorneys for KPMG Inc.

Mtre Norman M. Steinberg
Ogilvy Renault
1981 McGill College Avenue
Suite 1100
Montreal, Québec H3A 3C1
Attorneys for the Directors

Mtre Michel Beauchamp
Veillette Larivière
3 Complexe Desjardins
C. P. 5000, Succursale Desjardins
Section D186LC
Montreal, Québec H3B 1A7
Attorneys for Sous-Ministre du Revenu du Québec

Mtre Richard Corbeil
Canada Revenue Agency
Director of the Tax Service Office
200 René Lévesque Blvd. West
9th Floor
Montreal, Quebec H2Z 1A5

The Director
Industry Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

TAKE NOTICE that the present *Motion of Telesystem International Wireless Inc. to authorize the first distribution to its shareholders* will be presented for adjudication before the Honourable Justice Clément Gascon of the Superior Court (Commercial Division), sitting in and for the district of Montreal on **August 26, 2005 at 10 a.m.** or so soon thereafter as counsel may be heard, in a room to be determined of the Montreal Courthouse, located at 1 St-Antoine Street East.

DO GOVERN YOURSELVES ACCORDINGLY.

Montreal, August 23, 2005

(signed) Fasken Martineau DuMoulin

FASKEN MARTINEAU DuMOULIN LLP
Attorneys for Petitioner

CANADA **PROVINCE OF QUÉBEC** **DISTRICT OF MONTREAL** **N°: 500-11-025519-055**	**SUPERIOR COURT** (Commercial Division) **IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)** **TELESYSTEM INTERNATIONAL WIRELESS INC.** Petitioner and **KPMG INC.** Monitor and **THE DIRECTOR** and **SOUS-MINISTRE DU REVENU DU QUÉBEC,** and **ATTORNEY GENERAL OF CANADA,** acting on the part of Her Majesty the Queen in Right of Canada (Minister of National Revenue); Mis en cause

LIST OF EXHIBITS

MOTION OF TELESYSTEM INTERNATIONAL WIRELESS INC. TO AUTHORIZE THE FIRST DISTRIBUTION TO ITS SHAREHOLDERS

EXHIBIT R-1 :	Certificate of Arrangement dated May 24, 2005;
EXHIBIT R-2 :	Affidavit of Richard Lépine;
EXHIBIT R-3 :	Proof of Claim filed by the Canada Revenue Agency;
EXHIBIT R-4	Proof of Claim filed by the Ministère du Revenu du Québec;
EXHIBIT R-5 :	Letter issued by the Canada Revenue Agency;

EXHIBIT
R-1

Industry Canada Industrie Canada

Certificate of Arrangement | **Certificat d'arrangement**

Canada Business Corporations Act | **Loi canadienne sur les sociétés par actions**

Telesystem International Wireless Inc.

Télésystème Mobiles International Inc.

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L.C.S.A. concernée(s)

329350-5

Corporation number - Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*.

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Richard G. Shaw
Director - Directeur

May 24, 2005 / le 24 mai 2005

Date of Arrangement - Date de l'arrangement

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)

FORMULAIRE 14.1 CLAUSES D'ARRANGEMENT (ARTICLE 192)

1 — Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)	2 — Corporation No.(s) - N°(s) de la(des) société(s)
Telesystem International Wireless Inc. Télésystème Mobiles International Inc.	329350-5
3 — Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés, le cas échéant	4 — Corporation No.(s) - N°(s) de la(des) société(s)
5 — Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant	6 — Corporation No.(s) - N°(s) de la(des) société(s)
7 — Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant	8 — Corporation No.(s) - N°(s) de la(des) société(s)
9 — Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	10 — Corporation No.(s) or Jurisdiction of Incorporation N°(s) de la(des) société(s) ou loi sous le régime de laquelle elle est constituée

11 — In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a. ☐ The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

The name of ________________ is changed to ________________

La dénomination sociale de ________________ est modifiée pour ________________

b. ☐ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c. ☐ The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d. ☒ The plan of arrangement attached hereto, involving the above named body(ies) corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name - Nom en lettres moulées	12 — Capacity of - En qualité de	13 — Tel. No. - N° de tél.
Margriet Zwaets (signature)	Margriet Zwaets	Secretary	514.673.8418

MAY 2 4 2005

IC 3199 (2003/06)

Canada

PLAN OF ARRANGEMENT

under the

Canada Business Corporations Act

Proposed by

TELESYSTEM INTERNATIONAL WIRELESS INC.

Fasken Martineau DuMoulin LLP

ARTICLE 1

INTERPRETATION

1.1 Definitions

Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Plan:

"Additional Articles of Arrangement" means any Articles of Arrangement other than the Initial Articles of Arrangement;

"Ancillary Order" means any orders of the Court, other than the Approval Order, required under the Approval Order or this Plan in connection with the implementation of the Arrangement, as such order may be amended or varied at any time or, if appealed, then (unless such appeal is withdrawn or denied) as affirmed or as amended on appeal;

"Approval Order" means the final order of the Court approving the Arrangement;

"Arrangement" means the arrangement involving the Corporation under the provisions of Section 192 of the CBCA, pursuant to which the Corporation will seek Court approval in connection with the matters described in this Plan, subject to any amendments or variations thereto made in accordance with or made at the direction of the Court in the manner described in Article 8;

"Arrangement Resolution" means the special resolution of the Shareholders approving the Arrangement;

"Articles of Arrangement" means any and all articles of arrangement of the Corporation that are or may be required to be filed with the Director, under this Plan or by the CBCA, to give effect to the Arrangement, including any step thereof;

"CBCA" means the *Canada Business Corporations Act* as now in effect and as it may be amended from time to time;

"Certificate" means a certificate issued under the CBCA giving effect to any Articles of Arrangement;

"Circular" means the information circular, including all appendices thereto, to be sent to the Shareholders in connection with the Special Meeting;

"Claim" means any right of any person against the Corporation in connection with any indebtedness, liability or obligation of the Corporation which are in existence at the Determination Date or based in whole or in part on facts which exist before or at the Determination Date and any interest that may be accrued thereon, whether or not reduced by judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed,

legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, contribution, indemnity or otherwise and whether or not such a right is executory in nature;

"Claims Process" means the process (or processes) to be established by Ancillary Orders for identifying, establishing, valuing, adjudicating and otherwise resolving Claims;

"Closing" has the meaning given in the Share Purchase Agreement;

"Common Shares" means the common shares in the share capital of the Corporation;

"Corporation" means Telesystem International Wireless Inc., a corporation governed by the CBCA whose head office is located in Montreal, Québec and includes any corporation resulting from an amalgamation contemplated by or authorized under Article 10;

"Court" means the Superior Court, District of Montreal, Province of Québec and, as the case may be, the Court of Appeal of Québec;

"Determination Date" means the date determined by the Court, upon the recommendation of the Corporation, as the date in respect of which Claims are to be determined;

"Director" means the Director appointed pursuant to Section 260 of the CBCA;

"Distribution" means the First Distribution, the Subsequent Distributions and the Final Distribution;

"ESD" means the outstanding equity subordinated debentures of the Corporation issued on February 15, 1999 having an aggregate principal amount of approximately $1.2 million;

"Excess Amount" has the meaning given in the Framework Agreement;

"Final Distribution" means the last amount (which, when aggregated with the prior Distributions, may not exceed the aggregate of the Target Return and the Investment Income) authorized by Ancillary Order, prior to the dissolution of the Corporation, for distribution to Former Shareholders. The Ancillary Order shall also provide for the concurrent payment to Vodafone International Holdings B.V. of the Excess Amount, if any;

"First Distribution" means the first amount authorized by Ancillary Order for distribution by the Corporation to the Shareholders, by way of reduction of stated capital, redemption of Shares or otherwise, after the Closing of the Transaction;

"Former Shareholders" means the Shareholders of record as at the close of market on the date of cancellation of the Common Shares;

"Framework Agreement" means the framework agreement entered into by the Corporation and Vodafone International Holdings B.V. dated March 15, 2005, as may be amended from time to time by the parties thereto in the manner provided for therein;

"Initial Articles of Arrangement" means the Articles of Arrangement to be filed as soon as practicable following the Approval Order, but at the latest on the date of Closing of the Transaction, in accordance with Article 10;

"Investment Income" has the meaning given in the Framework Agreement;

"Liquidation" means the liquidation of the Corporation with a view to its dissolution under the Arrangement, pursuant to the terms and conditions determined by Ancillary Order;

"Monitor" means any person appointed by Ancillary Order to act as monitor under the Claims Process and, once empowered and authorized by a further Ancillary Order to this effect, exercise all the powers of the directors of the Corporation and the Shareholders with a view to complete the Liquidation and dissolve the Corporation;

"Plan" means this Plan of Arrangement proposed by the Corporation pursuant to Section 192 of the CBCA, as amended from time to time in the manner described in Article 8;

"Restricted Share Unit Plan" means the mid-term incentive plan of the Corporation introduced in February 2004 providing for a maximum issuance of 6,250,000 RSU;

"Rights to receive Shares" means all outstanding options granted by the Corporation to acquire Shares and other securities, rights and warrants entitling the holders thereof to receive Shares or securities convertible or exchangeable into Shares, and includes RSU and Share Options;

"RSU" means the restricted share units issued by the Corporation pursuant to the Restricted Share Unit Plan, each convertible into one Common Share;

"Shareholder" means a holder of Common Shares;

"Share Options" means the options to purchase Common Shares issued by the Corporation pursuant to the Stock Option Plan;

"Share Purchase Agreement" means the share sale and purchase agreement entered into by the Corporation and Vodafone International Holdings B.V. dated March 15, 2005, as may be amended from time to time by the parties thereto in the manner provided for therein;

"Shares" means any issued or unissued shares in the authorized share capital of the Corporation;

"Special Meeting" means the special meeting of the Shareholders held on May 19, 2005 at 11:00 a.m. to consider and, if deemed advisable, to approve the Arrangement, including any adjournments and postponements thereof;

"Stock Option Plan" means the employee stock option plan of the Corporation introduced in April 1997 providing for the issuance of options to directors, officers, management employees and consultants to purchase Common Shares;

"Subsequent Distribution" means any amount, in one or more tranches, authorized by Ancillary Order for distribution by the Corporation to Shareholders or Former Shareholders, as the case

may be, by way of reduction of stated capital, redemption of Shares or otherwise, after the First Distribution and prior to the Final Distribution;

"Target Return" has the meaning given in the Framework Agreement;

"Transaction" means the disposition by the Corporation of its indirect interest in ClearWave N.V., a majority-owned subsidiary of the Corporation, in the manner provided for in and pursuant to the Framework Agreement and the Share Purchase Agreement; and

"Transfer Agent" means Computershare Trust Company of Canada or any successor thereof, as transfer agent for the Common Shares.

1.2 Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Plan and not to any particular section, subsection, clause or Schedule;

(b) references to an "Article", "section", "subsection", "clause" or "Schedule" are references to an Article, section, subsection, clause or Schedule of or to this Plan;

(c) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in this context;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(f) a reference to a statute or a code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or any such regulation.

1.3 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE 2

BACKGROUND

2.1 Statutory Authority

The Arrangement is made pursuant to Section 192 of the CBCA.

2.2 Background

The circumstances and events leading up to the Arrangement have been summarized in the Circular.

ARTICLE 3

PURPOSE OF THE ARRANGEMENT

3.1 Purpose

The purpose of the Arrangement is to permit the Corporation to:

(a) complete the Transaction pursuant to the Framework Agreement and the Share Purchase Agreement;

(b) proceed with its Liquidation including the repatriation of net cash and any other remaining properties from subsidiaries and the discharge of liabilities and distribution of remaining properties in the form of cash to its Shareholders (or to its Former Shareholders following the cancellation of the Common Shares);

(c) maintain listing of its Common Shares and its status as a distributing corporation, within the meaning of the CBCA, and, when deemed advisable, upon substantial Distribution of its assets, provide for cancellation of its Shares;

(d) proceed with the Final Distribution and be dissolved.

ARTICLE 4

THE ARRANGEMENT

4.1 Arrangement

Pursuant to the terms and conditions of the Plan, the Arrangement will be implemented as follows in successive or interlocking steps:

(a) Transaction

(i) The performance by the Corporation of all of its obligations and the enforcement of all its rights pursuant to the Framework Agreement and the Share Purchase Agreement;

(ii) the Closing of the Transaction, following filing of the Initial Articles of Arrangement.

(b) Claims Process

(i) Following the Approval Order, the establishment of the Claims Process and appointment of the Monitor, by Ancillary Order;

(ii) the implementation of the Claims Process.

(c) Liquidation

(i) The commencement of the Liquidation, immediately following the Closing of the Transaction;

(ii) the First Distribution and any related reduction of stated capital, as the case may be;

(iii) upon filing of Additional Articles of Arrangement, the consolidation, if deemed advisable by the Corporation, of the Common Shares as provided in Article 7;

(iv) the Subsequent Distributions and any related reduction of stated capital, as the case may be;

(v) after completion of the Claims Process and pursuant to an Ancillary Order to this effect, the termination and vesting of all the powers of the directors and shareholders of the Corporation in the Monitor;

(vi) upon filing of Additional Articles of Arrangement, the cancellation of all Shares, including outstanding Common Shares, and the termination of all remaining Rights to receive Shares, if any.

(d) Dissolution

(i) The concurrent payments of (x) the Excess Amount, if any, to Vodafone International Holdings B.V. under the Framework Agreement as a reduction of the purchase price pursuant to the Share Purchase Agreement and (y) the Final Distribution;

(ii) following payment of the Excess Amount and the Final Distribution, and pursuant to an Ancillary Order to this effect, the dissolution of the Corporation, effective upon filing of Additional Articles of Arrangement.

4.2 Steps of the Arrangement

Except as expressly provided in this Plan or in the Approval Order, no step shall be conditional on another step having first been completed.

ARTICLE 5

ANCILLARY ORDERS

The Corporation will apply for Ancillary Orders in connection with the implementation of the Arrangement as they may be required, and notice of such applications will duly be given to the Director. Except as expressly provided hereunder, the Approval Order shall be sufficient authority and no Ancillary Order shall be required in support of the filing of Articles of Arrangement.

ARTICLE 6

SHAREHOLDERS RIGHTS AND OTHER SECURITYHOLDERS RIGHTS

6.1 Approval

No step of the Arrangement, including the Liquidation, any of the Distributions, the consolidation and the cancellation of Shares, the seeking of Ancillary Orders or the filing of Articles of Arrangement will require approval by the Shareholders, in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting, and the board of directors or the Monitor, as the case may be, shall have full power and authority to implement the Arrangement or any step thereof, without further approval of the Shareholders.

6.2 Dissent

The Shareholders will have no dissent rights in connection with the Arrangement or any step thereof.

6.3 Distributions to Former Shareholders

The Former Shareholders will rank *pari passu* with each other in receiving their *pro rata* share of any Subsequent Distribution out of the Corporation's assets and the Final Distribution prior to dissolution.

6.4 Options

All outstanding Share Options shall vest upon Closing of the Transaction in accordance with the terms of the Stock Option Plan, such that the holders thereof shall be entitled to exercise their

Share Options prior to the First Distribution and to fully participate in the Liquidation as holders of Common Shares.

6.5 RSU

All outstanding RSU shall vest upon Closing of the Transaction in accordance with the terms of the Restricted Share Unit Plan, such that Common Shares shall be issued in satisfaction of outstanding RSU in accordance with their respective terms and conditions, prior to the First Distribution, and such that the holders thereof be entitled to fully participate in the Liquidation as holders of Common Shares.

6.6 ESD

All sums due to the holders of the ESD including the principal and interests thereon and other moneys payable thereunder up to the maturity date (as defined in the indenture dated as of February 15, 1999, as amended on February 5, 2002 (the "Indenture")) shall, conditionally upon Closing of the Transaction, be fully paid or satisfied prior to the date of the First Distribution in accordance with the terms of the Indenture.

ARTICLE 7

COMMON SHARES CONSOLIDATION

The consolidation of the Common Shares, provided for in paragraph 4.1 will be implemented by the board of directors if the board of directors considers that such consolidation is required to allow the Common Shares to continue to be publicly traded. The terms and conditions of the consolidation, including the ratio of consolidation and the issuance or cancellation of fractional shares, with or without compensation, shall be as determined by the board of directors, in its discretion.

ARTICLE 8

AMENDMENT AND TERMINATION

8.1 Amendment

The Corporation may amend, modify and/or supplement this Plan at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and communicated to such persons as the Court may direct and, if made following the Special Meeting, in a written document approved by the Court and communicated to Shareholders in the manner, if any, required by the Court. Any amendment, modification or supplement to this Plan may be proposed by the Corporation at any time prior to or at the Special Meeting with or without any prior notice or communication and if so proposed and accepted by the Shareholders at the Special Meeting, shall become part of this Plan for all purposes. Any vote cast in favour of the Arrangement Resolution with respect to the Arrangement as submitted at the Special Meeting shall be a vote in favour of the Arrangement Resolution with respect to the Arrangement as so amended, modified or supplemented, and any

proxy allowing the holder to vote in favour of the Arrangement Resolution shall entitle the holder to vote in favour of the Arrangement Resolution with respect to the Arrangement as so amended, modified or supplemented.

8.2 Termination

The Corporation may terminate this Plan at any time prior to Closing of the Transaction. If, by the date of termination, Articles of Arrangement have already been filed, the Corporation shall file Additional Articles of Arrangement providing that this Plan and the Arrangement shall cease having any further force and effect.

ARTICLE 9

SPECIFIED AMOUNT

An amount determined by the board of directors, and not to exceed the fair market value of each Common Share on the date of adoption of the Arrangement Resolution, will be specified in respect of each Common Share for purposes of subsection 191(4) of the Income Tax Act (Canada) in the Initial Articles of Arrangement to be filed with the Director following the adoption of the Arrangement Resolution. Other amounts may be specified by the Corporation in any Additional Articles of Arrangement to be filed with the Director in connection with the implementation of the Arrangement.

ARTICLE 10

BINDING EFFECT

Upon the granting of the Approval Order, the Arrangement shall be binding upon each of the Shareholders and the Corporation, subject to termination prior to the Closing of the Transaction, as set forth in paragraph 8.2. Initial Articles of Arrangement implementing the Arrangement shall be filed with the Director at the latest on the date of the Closing of the Transaction. Each step of the Arrangement subsequent to the Closing of the Transaction will take effect as of the date of its implementation by the Corporation or the Monitor, or as to the date of the subsequent Ancillary Order, when required, or as of the date appearing on the Certificate issued by the Director upon the filing of Additional Articles of Arrangement, when required, implementing the relevant step of the Arrangement. Nothing in this Article 10 or under this Plan shall restrict the Corporation (without prior approval of the Shareholders) from entering into one or more short-form amalgamation under section 184 of the CBCA, filing Articles of Amalgamation under section 185 of the CBCA and applying to the Director for the issuance of related Certificate of Amalgamation, under section 186 of the CBCA.

ARTICLE 11

NOTICES

Any notices or communication to be made or given hereunder shall be in writing. The person making or giving notices or communication shall make or give it directly or by any agent of such

person authorized for that purpose by personal delivery, by prepaid mail or by telecopy addressed to the respective parties as follows:

(a) if to the Corporation:

Telesystem International Wireless Inc.
1250 René-Lévesque West
38th Floor
Montreal, Québec
H3B 4W8 Canada

Facsimile: (514) 673-8470

Attention: General Counsel and Secretary

with a further copy to:

Fasken Martineau DuMoulin LLP
Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec H4Z 1E9

Facsimile: (514) 397-7600

Attention: Me Alain Riendeau and Me Robert Paré

(b) if to a Shareholder:

to the last known address for such Shareholder as shown on the books maintained by the Transfer Agent.

EXHIBIT R-2

CANADA

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL

No: 500-11-025519-055

SUPERIOR COURT
(Commercial Division)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 C. c-44)

TELESYSTEM INTERNATIONAL WIRELESS INC.

Petitioner

and

KPMG INC.

and

THE DIRECTOR

and

SOUS-MINISTRE DU REVENU DU QUEBEC

and

ATTORNEY GENERAL OF CANADA

Mis en cause

AFFIDAVIT OF RICHARD LÉPINE

I, the undersigned, Richard Lépine, having a professional domicile at 2000 McGill College Avenue, suite 1000, in the city and district of Montreal, Quebec H3A 3N4, solemnly declare:

1. I am Vice President of KPMG Inc. ("KPMG");

2. In its capacity as Monitor to the Claims Identification Process of Telesystem International Wireless Inc. ("TIW"), KPMG was responsible for providing a notice to creditors;

3. In this capacity, KPMG proceeded with the mailing of the following material:

   (a) Information Sheet;

   (b) Notice to Claimants of a Claim Process and Claims Bar Date for the filing of Claims;

   (c) Claims Identification Process Order; and

   (d) Proof of Claim Form;

a copy of which is filed herewith as **Exhibit A** (the "Information Documents");

4. On June 3, 2005, KPMG sent by first class mail the Information Documents to all creditors appearing on the books and records of TIW both as at May 20, 2005 and as at the date of mailing, as identified by TIW and reviewed by KPMG;

5. On June 1 and 2, 2005, Computershare Trust Company of Canada ("Computershare") proceeded with the mailing of the Information Documents to the registered shareholders of TIW and to the non-objecting beneficial shareholders of TIW residing in Canada, both as at May 20, 2005, as appears from the affidavit of Aline Archambault, filed herewith as **Exhibit B**;

6. On May 31, 2005, Bowne Financial Print delivered the Information Documents to agents of the intermediaries, as more fully appears from the affidavit of Martin Richard, filed herewith as **Exhibit C**;

7. On May 31, 2005, KPMG delivered a set of Information Documents to Computershare, the Trustee under the indenture governing the 7 % equity subordinated debentures of TIW (the "ESD"), and caused to be delivered to the Trustee a notice to the ESD holders, as more fully appears from a copy of the notice filed herewith as **Exhibit D**;

8. On May 31, 2005 and on June 1st and 7, 2005, KPMG had Notice to claimants published in the Globe and Mail National Edition, LaPresse, The Wall Street Journal and the Financial Times, as appears from copies of the published notice to claimants filed herewith as **Exhibit E**;

9. KPMG has also sent copies of the Information Documents to all claimants who have made such request;

10. All the facts alleged in the present affidavit are true and I have personal knowledge thereof.

AND I HAVE SIGNED:

Richard Lépine

RICHARD LÉPINE

Solemnly affirmed before me, in Montreal, on this 19th day of August 2005

Christiane Dubois

Commissioner of Oaths

Christiane Dubois
134,629

NOTICE TO SHAREHOLDERS OF A CLAIM PROCESS

The enclosed Claims Identification Process only applies to holders of common shares of Telesystem International Wireless Inc. (the "**TIW Shareholders**") who believes that they hold a fixed or contingent claim, other than an exempt claim, towards Telesystem International Wireless Inc. ("**TIW**"), or the directors, officers, employees and agents of TIW, related to the conduct of the affairs of TIW, which arose in whole or in part on or prior to May 20th, 2005. Are Exempt Claims pursuant to the Claims Identification Process, the claims of the TIW Shareholders to the First Distribution, the Subsequent Distribution and the Final Distribution, as defined in the Plan of Arrangement (the "**Distributions**"). **As such, Shareholders whose claim toward TIW is limited to receiving the Distributions do not need to complete the Proof of Claim Form included herein in order to receive the Distributions.**

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

INFORMATION SHEET

Telesystem International Wireless Inc. ("**TIW**" or the "**Company**") has filed an arrangement under s. 192 of the Canada Business Corporations Act (R.C.S. 1985 c. C-44) (the "**Arrangement**"). This Arrangement was approved by the requisite number of TIW's shareholders on May 19, 2005, and approved by an Order of the Superior Court (Commercial Division) of the Province of Québec, District of Montreal (the "**Court**") on May 20, 2005.

By further Order of the Court dated May 20, 2005 (the "Claims Identification Process Order"), TIW was authorized to, among other things, conduct a process in order to facilitate the identification and valuation of the obligations of the Company as of May 20, 2005, (the "**Claims Process**") with a view to expedite distributions to TIW's shareholders pursuant to the terms of the Arrangement. The Arrangement contemplates that all liabilities of TIW are to be paid or provisioned under Court supervision prior to any such distribution.

Pursuant to the Claims Identification Process Order, KPMG Inc. was appointed to co-ordinate and supervise the administration of the Claims Process.

Reference is made to the Claims Identification Process Order and Schedule A thereto entitled "**Claims Identification Process**" for a description of the initial stage of the Claims Process, including all matters relevant to filing a Proof of Claim in this matter. The above-referenced material is provided along with this material. All capitalized terms which are not otherwise defined herein have the meanings ascribed to them in the Claims Identification Process.

A. Claims Identification Process

The Claims Idêntification Process is intended to identify and value your Claim (as defined in the Claims Identification Process), if any, against the Petitioner.

All notices and enquiries with respect to this Claims Identification Process should be addressed to:

KPMG Inc.

(In its capacity as Court-appointed Monitor in

the matter of the Arrangement of Telesystem International

Wireless Inc.)

2000 McGill College, Suite 1000

Montréal, Québec H3A 3N4

Attention:	Richard Lépine
Telephone:	(514) 840-2501
Fax:	(514) 840-2121
E-mail:	rlepine@kpmg.ca

B. Instructions and Other Information for Creditors

1. *Proof of Claim*

If you believe that you have a Claim against TIW, or a Claim against the directors, officers, employees or agents of TIW related to the conduct of the affairs of the Company, that arose in whole or in part on or prior to May 20th, 2005, you should:

i) Complete the enclosed Proof of Claim form or a document containing the same information;

ii) Attach to the Proof of Claim form a statement of account or sworn statement showing the particulars of the Claim and referring to the contract or other document as the source of the alleged obligation of TIW, as the case may be;

iii) Sign the Proof of Claim form or have it signed by an authorized representative of the Claimant;

iv) Forward the completed Proof of Claim to the Monitor in anyone of the manners prescribed in paragraph 6 to the Claims Identification Process.

THE PROOF OF CLAIM MUST BE RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE OF 5:00 P.M. ON JULY 8, 2005. FAILURE TO DELIVER A PROOF OF CLAIM SO THAT IT IS RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE WILL DEPRIVE YOU FROM ASSERTING SUCH CLAIM AGAINST TIW OR ITS DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS AND SUCH CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED, WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted. Please refer to S.8 of the Claims Identification Process.

2. *Valuation of Proofs of Claims by the Monitor*

Pursuant to the Claims Identification Process Order, the Monitor is entitled to request from any Claimant filing a Proof of Claim such further information and documentation, to the extent reasonably required, to validate and value such Proof of Claim. In the absence of the provision of this requested information within the stipulated delay, the Monitor may dismiss the Proof of Claim as having not been properly filed and send a Rejection Notice (See 3., below)

3. *Disputed Claims / Rejection Notices*

Should the Monitor, in consultation with the Company, determine that the merits or the amount of the Claim alleged in the Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of the Company and/or send a Rejection Notice to the Claimant.

A Rejection Notice means a notice in writing from the Monitor to a Claimant rejecting a Proof of Claim in whole or in part and stating the reason therefore.

4. *Appeal from a Rejection Notice*

ANY CLAIMANT WISHING TO APPEAL A REJECTION NOTICE ISSUED BY THE MONITOR MAY DO SO BY WAY OF A MOTION TO THE COURT, SERVED ON THE MONITOR AND FASKEN MARTINEAU DUMOULIN, LLP, COUNSEL TO THE COMPANY WITHIN TEN (10) DAYS OF RECEIPT OF THE REJECTION NOTICE, FAILING WHICH THE PARTIAL OR TOTAL REJECTION OF THE CLAIM SHALL BE FINAL AND BINDING ON THE CLAIMANT.

[TRADUCTION OFFICIEUSE]

COUR SUPÉRIEURE

CANADA
PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL

NO : 500-11-025519-055

DATE : LE 20 MAI 2005

EN LA PRÉSENCE DE L'HONORABLE JUGE CLÉMENT GASCON, J.C.S.

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. EN VERTU DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* **(L.R.C. 1985, chap. C-44) (la « LCSA »)**

et

TÉLÉSYSTÈME MOBILES INTERNATIONAL INC.;

Requérante

et

KPMG INC.,

et

LE DIRECTEUR,

Mis en cause

ORDONNANCE

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[1] **DÉCLARE** que l'avis de présentation des Requêtes en nomination d'un contrôleur et de déroulement de la procédure d'évaluation et d'identification des créances transmis au directeur est valide et suffisant;

[2] **ORDONNE** que la procédure d'identification des créances soit approuvée en la forme présentée en annexe A de la présente ordonnance (la « **Procédure d'Identification des Créances** »);

[3] **DÉCLARE** que les termes et expressions avec majuscule dans la présente ordonnance ont le sens qui leur est donné dans la Procédure d'Identification des Créances, le cas échéant;

[4] **NOMME** KPMG Inc. à titre de Contrôleur dans le cadre de la Procédure d'Identification des Créances qui agira comme officier de la Cour en s'acquittant de ses fonctions de Contrôleur en vertu de la Procédure d'Identification des Créances en vertu de l'ordonnance actuellement demandée et de toute autre ordonnance de la présente Cour dans le cadre des présentes procédures;

[5] **ORDONNE** que le Contrôleur, de même que ses administrateurs, dirigeants, employés ou représentants, n'engage pas de responsabilité par suite de sa nomination et de l'accomplissement de ses fonctions à la suite de la présente ordonnance et de toutes autres ordonnances de la présente Cour dans le cadre des présentes procédures, sauf toute responsabilité née de sa faute lourde ou de son inconduite volontaire et nulle action ou autre procédure ne saurait être instituée contre le Contrôleur ou ses administrateurs, dirigeants, employés et représentants relativement à sa nomination, sa conduite comme Contrôleur ou l'exécution de toute disposition d'une ordonnance de la présente Cour, sauf avec l'autorisation préalable de la présente Cour après avis approprié au Contrôleur et à la requérante;

[6] **ORDONNE** que la requérante, ses administrateurs, dirigeants, employés et représentants donnent sur-le-champ au Contrôleur un accès sans restriction aux locaux, livres, registres, données, y compris des données sous forme électronique, et tous autres documents et renseignements ayant trait aux affaires de la requérante dans toute la mesure nécessaire ou utile à l'exécution des fonctions du Contrôleur aux termes de la Procédure d'Identification des Créances, de la présente ordonnance et de toute autre ordonnance de la Cour dans le cadre des présentes procédures;

[7] **ORDONNE** que l'Avis aux Réclamants, la Feuille de Renseignements, le Formulaire de Preuve de Créance et l'Avis de Rejet soient approuvés essentiellement suivant la forme et le fond de ceux qui sont énoncés en appendice A-1 et A-2 à l'annexe A de la présente ordonnance et comme pièces RCP-2 et RCP-3;

[8] **ORDONNE** que la Procédure d'Identification des Créances lie toutes les Personnes faisant valoir une Créance contre la requérante, sauf les Créances Exemptées;

[9] **ORDONNE** que l'avis relatif à la Procédure d'Identification des Créances et la diffusion des Documents d'Information soient effectués de la manière et dans les délais énoncés dans la Procédure d'Identification des Créances, en annexe A à la présente ordonnance;

[10] **ORDONNE** que la date d'effet pour l'établissement de l'existence de Créances contre la requérante (la « **Date d'Établissement** ») soit la date du prononcé de la présente ordonnance;

[11] **ORDONNE** que toutes les personnes ayant des Créances contre la requérante soumettent des Preuves de Créance au Contrôleur avant 17 h (heure avancée de l'Est) le 8 juillet 2005 (la « **Date d'Exclusion des Créances** »), à défaut de quoi ces personnes seront à jamais exclues, préclues et empêchées de faire valoir une telle Créance contre la requérante ou contre tout administrateur, dirigeant, employé ou représentant actuel ou antérieur de la requérante;

[12] **ORDONNE** qu'un Réclamant puisse produire une Preuve de Créance auprès du Contrôleur après la Date d'Exclusion de Créance (ci-après, une « **Preuve de Créance Tardive** ») uniquement en démontrant à la satisfaction du Contrôleur ou, si le Contrôleur remet un Avis de Rejet, à la satisfaction de la Cour, qu'il lui était impossible, selon toute diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et qu'elle a été produite dans les dix (10) jours du moment où la cause d'empêchement de sa production a été supprimée;

[13] **ORDONNE** que les Preuves de Créance Tardives (i) ne soient pas prises en compte pour établir le montant de toute distribution aux Porteurs de la requérante tant qu'elles n'ont pas été produites auprès du Contrôleur et jugées admissibles, (ii) ne confèrent pas le droit de prendre part aux provisions constituées pour le règlement de tous autres passifs de la Société qui ont été établis avant ce moment et (iii) le réclamant ne peut faire valoir une créance contre un Porteur de TIW, un administrateur ou un dirigeant de TIW au motif d'une distribution antérieure aux Porteurs de TIW;

[14] **ORDONNE** qu'une personne qui produit une Preuve de Créance auprès du Contrôleur lui fournisse, sur demande et dans le délai imparti par le Contrôleur, tels autres documents, renseignements et preuves, y compris au moyen d'un affidavit, selon ce que le Contrôleur juge nécessaire ou utile pour évaluer cette Créance, faute de quoi le Contrôleur rejette cette Preuve de Créance et transmet un Avis de Rejet au Réclamant;

[15] **ORDONNE** que le Contrôleur, sur consultation de la requérante, examine chaque Preuve de Créance reçue avant la Date d'Exclusion des Créances afin d'établir si oui ou non sa qualité ou son montant est contesté ou contestable;

[16] **ORDONNE** qu'advenant que le Contrôleur détermine, sur consultation de la requérante, que la Créance alléguée dans une Preuve de Créance contestée ou contestable, qu'il puisse tenter de résoudre le différend avec le consentement de la requérante et/ou expédie un Avis de Rejet au Réclamant rejetant la Preuve de Créance en tout ou en partie et donnant les motifs pour ce rejet complet ou partiel;

[17] **ORDONNE** qu'un réclamant qui souhaite s'opposer à un Avis de Rejet puisse le faire au moyen d'une requête à la Chambre commerciale de cette honorable Cour signifiée au Contrôleur et aux conseillers juridiques de la requérante dans les dix (10) jours de la réception de l'Avis de Rejet, faute de quoi le rejet partiel ou total de la Créance est définitif et lie le Réclamant;

ANNEXE A – PROCÉDURE D'IDENTIFICATION DES CRÉANCES*

1. Définitions

Dans le présente Procédure d'Identification des Créances, les termes et expressions qui suivent ont le sens qui leur est donné ci-dessous :

« **Administration Fiscale** » Tout créancier qui est un pays, une province, un État, un comté, un district, un territoire, une municipalité, un ministère ou un organisme public qui possède des Créances contre TIW relativement aux impôts sur le revenu, aux retenues à la source, aux impôts sur le capital, aux taxes sur les produits et services, aux taxes de vente, aux impôts fonciers, aux taxes d'affaire ou autres taxes et impôts.

« **Arrangement** » L'arrangement mettant en cause la Société aux termes de l'article 192 de la *Loi canadienne sur les sociétés par actions* (« LCSA ») ainsi qu'en font foi les clauses de l'arrangement déposées auprès du directeur nommé en vertu de la LCSA.

« **Avis aux Réclamants** » L'avis publié dans les journaux afin d'informer les Réclamants éventuels de la Procédure Relative aux Créances conformément à l'ordonnance relative à la Procédure d'Identification des Créances.

« **Avis de Rejet** » Un avis écrit du Contrôleur à un Réclamant qui rejette une Preuve de Créance en tout ou en partie et qui énonce le motif à cet effet.

« **Contrôleur** » La personne nommée par la Cour afin de coordonner et superviser la Procédure Relative aux Créances.

« **Cour** » La Cour supérieure, district de Montréal, province de Québec, et, selon le cas, la Cour d'appel du Québec.

« **Créance Exemptée** » Toute Créance de la nature de celles énumérées au paragraphe 3.

« **Créances** » Tout droit de toute Personne contre TIW ayant trait à une dette, un élément de passif, ou une obligation de TIW qui existe à la Date d'Établissement ou qui est fondé en tout ou en partie sur des faits qui existaient avant ou à la Date d'Établissement et tous intérêts susceptibles de courir sur ceux-ci, qu'ils soient ou non réduits par jugement, liquides, non liquides, fixes, conditionnels, échus, non échus, contestés, non contestés, en droit, en equity, garantis, non garantis, actuels, futurs, connus, inconnus, par cautionnement, sûreté, apport, indemnisation ou autrement et que ce droit soit ou non de nature exécutoire. Notamment, les Créances comprennent (i) les créances d'une Administration Fiscale au titre desquelles TIW a produit une déclaration avant la Date d'Établissement et a fait l'objet d'une cotisation, (ii) les impôts qui ne nécessitent pas le dépôt d'une déclaration et sont exigibles au titre d'une période donnée ayant débuté avant la Date d'Établissement, (iii) des créances contre les administrateurs, dirigeants,

* La présente annexe est une traduction officieuse de la version anglaise du « Schedule A – Claims Identification Process » approuvé par la Cour.

employés et représentants de TIW relativement à la conduite des affaires de la Société, (iv) un cautionnement donné par TIW au bénéfice d'un tiers, (v) les créances nées d'une déclaration ou d'une garantie de TIW dans un contrat, (vi) des engagements à indemniser de TIW, (vii) des dommages à contractuels et extracontractuels et (viii) des créances de Porteurs de TIW.

« **Réclamant** » Toute personne alléguant une Créance contre TIW, mais, pour toute certitude, excluant tout Réclamant vis-à-vis d'une Créance Exemptée, définie ci-après.

« **Date d'Établissement** » Le 20 mai 2005.

« **Date d'Exclusion des Créances** » 17 h (heure avancée de l'Est) le 8 juillet 2005 ou telle date ultérieure que la Cour peut ordonner.

« **Documents d'Information** » Un jeu de documents comportant la Feuille de Renseignements, un exemplaire de l'Ordonnance Relative à la Procédure d'Identification des Créances, un Formulaire de Preuve de Créance et tout autre document que le Contrôleur juge approprié ou souhaitable d'inclure.

« **DSP** » Les débentures subordonnées participatives 7 % en circulation de TIW émises le 15 février 1999, pour un montant en capital total d'environ 1,2 M CA.

« **Feuille de Renseignements** » La feuille de renseignements expédié aux créanciers qui fait partie des Documents d'Information relativement à la Procédure Relative aux Créances, la Date d'Exclusion des Créances et la manière de remplir et de transmettre les Preuves de Créance, de forme et de fond essentiellement analogues au document ci-joint en appendice A-1.

« **Formulaire de Preuve de Créance** » Le formulaire permettant de produire une Preuve de Créance par des Réclamants, de forme et de fond essentiellement analogues au document ci-joint en appendice A-2.

« **Ordonnance Relative à la Procédure d'Identification des Créances** » L'ordonnance prononcée par la Cour aux termes de la *Requête en nomination d'un Contrôleur et déroulement d'une procédure d'identification et d'évaluation des Créances*.

« **Personne** » Toute personne physique, personne morale ou association de personnes, tout patrimoine en fiducie, dont, notamment, une société de personnes, une association sans personnalité morale, une société par actions, une société coopérative ou une organisation, des successeurs d'une société de personnes, d'une association, d'une société par actions, d'une société ou d'une organisation, ainsi que leurs héritiers, exécuteurs testamentaires, liquidateurs de succession, administrateurs successoraux ou autres représentants successoraux d'une personne, selon les lois de la partie du Canada où le contexte s'applique.

« **Porteur de TIW** » Un porteur d'actions ordinaires de TIW.

« **Preuve de Créance** » Une Preuve de Créance produite par un Réclamant auprès du Contrôleur conformément à la Feuille de Renseignements et au Formulaire de Preuve de Créance donnant le détail de sa Créance et dûment détaillée par un état de compte, une facture ou une déclaration solennelle.

« **Procédure Relative aux Créances** » La procédure instaurée aux présentes prévoyant l'identification et l'évaluation des Créances, de même que toute autre procédure instaurée par la Cour afin de statuer sur des Créances et de les résoudre.

« **TIW** » ou la « **Société** » Télésystème Mobiles International Inc.

2. CRÉANCIERS SOUMIS À LA PROCÉDURE RELATIVE AUX CRÉANCES

La Procédure Relative aux Créances lie tous les Créanciers. Pour plus de certitude, les titulaires de Créances Exemptées ne sont pas considérés des créanciers aux fins de la Procédure Relative aux Créances eu égard à ces Créances Exemptées.

3. CRÉANCES EXEMPTÉES

Les Créances suivantes ne sont pas soumises à la Procédure Relative aux Créances et ne seront pas exclues aux termes du paragraphe 7 ci-dessous :

a) le capital et les intérêts dus aux porteurs des DSP et autres sommes payables sur celles-ci aux termes de l'acte de fiducie daté du 15 février 1999, en sa version modifiée;

b) les Créances des Porteurs de TIW vis-à-vis de la première distribution, des distributions ultérieures et de la dernière distribution, au sens du plan d'arrangement;

c) les Créances découlant d'une obligation née entièrement après la Date d'Établissement.

4. RÔLE DU CONTRÔLEUR EN VERTU DE LA PROCÉDURE RELATIVE AUX CRÉANCES

Le Contrôleur a pour tâche d'administrer la procédure de production et d'évaluation des Créances décrite aux présentes. Le Contrôleur est autorisé à prendre toute mesure et s'acquitter de toutes les tâches prévues dans l'Ordonnance Relative à la Procédure d'Identification des Créances, y compris la présente Procédure d'Identification des Créances.

5. AVIS AUX CRÉANCIERS

Conformément à l'Ordonnance Relative à la Procédure d'Identification des Créances, le Contrôleur :

a) expédie les Documents d'Information par courrier de première classe au plus tard le 3 juin 2005 (i) à tous les créanciers qui figurent aux livres et registres de TIW tant à la Date d'Établissement qu'à la date de mise à la poste et (ii) aux personnes

ayant entamé une procédure signifiée à TIW, toujours en cours, à la date de la mise à la poste, alléguant une cause d'action, née, en tout ou en partie, avant la Date d'Établissement;

b) expédie copie des Documents d'Information par courrier de première classe à tous les Porteurs de TIW et aux propriétaires véritables non opposés (au sens de la *National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer* et, au Québec, au sens du *Règlement 54-101 sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti*, ci-après les « **Instructions Générales** ») au plus tard le 3 juin 2005 et en livrant des exemplaires multiples des Documents d'Information aux intermédiaires conformément aux Instruction Générales au plus tard le 31 mai 2005;

c) livre un jeu des Documents d'Information et un avis aux porteurs des DSP au fiduciaire nommé en vertu de l'acte de fiducie régissant les DSP au plus tard le 31 mai 2005;

d) publie l'Avis aux Réclamants une fois la semaine pendant deux semaines consécutives dans chaque journal qui suit, débutant au plus tard le 1er juin 2005 :

– *The Globe and Mail* (édition nationale) et *La Presse;*

– *The Wall Street Journal;*

– *The Financial Times;*

e) expédie un exemplaire des Documents d'Information par courrier ordinaire, par messager, par télécopieur ou par courrier électronique, dès que possible à la suite d'une demande en ce sens, à tout Réclamant qui le demande.

6. PRODUCTION DE PREUVES DE CRÉANCE

a) Chaque Réclamant doit produire une Preuve de Créance auprès du Contrôleur au plus tard à la Date d'Exclusion des Créances;

b) les Preuves de Créance doivent être soumises au Contrôleur en personne, par messager, par livraison en main propre, par la poste ou par télécopieur à l'adresse et au numéro de télécopieur indiqués sur la Feuille de Renseignements de façon à ce que le Contrôleur les reçoive au plus tard à la Date d'Exclusion des Créances;

c) pour que le Contrôleur considère avoir reçu validement, une Preuve de Créance doit remplir les critères suivants :

(i) la Preuve de Créance doit être sous forme d'un Formulaire de Preuve de Créance;

(ii) la Preuve de Créance doit être remplie conformément à la Feuille de Renseignements;

d) le Contrôleur a pour instruction d'user de discrétion raisonnable à l'égard du caractère approprié de conformité à la procédure de rédaction et au mode de transmission des Preuves de Créance et le Contrôleur, s'il est convaincu que la Créance est dûment prouvée, peut renoncer à toute exigence stipulée aux présentes et dans les Documents d'Information relativement à la forme et au fond des Preuves de Créance.

7. DÉFAUT DE PRODUIRE UNE PREUVE DE CRÉANCE

Tout Réclamant qui omet de produire une Preuve de Créance valide auprès du Contrôleur au plus tard à la Date d'Exclusion des Créances :

a) est à jamais privé du droit de faire valoir une Créance contre la Société ou contre tout administrateur, dirigeant, employé ou représentant actuel ou antérieur de la Société;

b) n'a pas droit à tout autre avis;

c) ne peut participer à titre de créancier à la Procédure Relative aux Créances;

d) ne peut toucher un paiement à l'égard d'une telle Créance;

sous réserve uniquement des stipulations des paragraphes 8 et 9.

8. PRODUCTION TARDIVE DE PREUVES DE CRÉANCE

Un Réclamant ne peut produire une Preuve de Créance auprès du Contrôleur après la Date d'Exclusion des Créances (une « **Preuve Tardive de Créances** ») qu'en démontrant à la satisfaction du Contrôleur ou, si le Contrôleur remet un Avis de Rejet, à la satisfaction de la Cour, qu'il lui était impossible, avec toute diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et si elle est produite dans les dix (10) jours du moment où la cause en empêchant la production est supprimée. Les Preuves Tardives de Créance (i) ne sont pas prises en compte pour établir le montant de toute distribution aux Porteurs de TIW tant qu'elles ne sont pas déposées auprès du Contrôleur et jugées admissibles, (ii) ne confèrent pas le droit de participer aux provisions constituées pour le règlement d'autres passifs de la Société qui ont été établis avant ce moment et (iii) le Réclamant n'est pas en droit de faire valoir une Créance contre un Porteur, un administrateur ou un dirigeant de TIW au motif d'une distribution antérieure aux Porteurs de TIW.

9. ÉVALUATION DES PREUVES DE CRÉANCE PAR LE CONTRÔLEUR

Aux termes de la Procédure d'Identification des Créances, le Contrôleur peut demander à tout Réclamant qui produit une Preuve de Créance tels autres renseignements et documents, y compris des déclarations solennelles, dans la mesure où cela est raisonnablement nécessaire pour évaluer cette Preuve de Créance et, si le Réclamant omet de fournir au Contrôleur ces

renseignements et documents dans le délai imparti, le Contrôleur peut rejeter la Preuve de Créance comme n'ayant pas été dûment produite et expédier un Avis de Rejet au Réclamant.

10. CRÉANCES CONTESTÉES

Si le Contrôleur, sur consultation de la Société, juge que la Créance alléguée dans la Preuve de Créance est contestée ou contestable, il peut tenter de résoudre le différend avec le consentement de la Société et/ou expédier un Avis de Rejet au Réclamant.

11. APPEL D'UN AVIS DE REJET

Tout Réclamant qui souhaite en appeler d'un Avis de Rejet peut le faire au moyen d'une requête à la Chambre commerciale de la Cour signifiée au Contrôleur et à Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l, conseillers juridiques de TIW dans les dix (10) jours de la réception de l'Avis de Rejet, faute de quoi le rejet partiel ou total de la Créance est définitif et lie le Réclamant.

Aux fins de calculer le délai d'appel pour un Avis de Rejet, le Réclamant est réputé avoir reçu l'Avis de Rejet :

a) s'il est expédié par courrier de première classe affranchi, trois (3) jours ouvrables après sa livraison au bureau de poste;

b) s'il est livré à personne, sur réception de celui-ci à l'adresse du destinataire prévu;

c) s'il est livré par messager, un jour ouvrable après la réception par le messager;

d) s'il est livré par télécopieur, le jour de la transmission de la télécopie.

12. RAPPORT SUR LES CRÉANCES REÇUES

Dès que possible après la Date d'Exclusion des Créances, le Contrôleur rend compte à la Cour et à TIW des Créances reçues et de leur nature, de même que de toutes autres étapes nécessaires pour donner suite aux Créances ainsi identifiées, le cas échéant.

APPENDICE A-1 À L'ANNEXE A*

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

FEUILLE DE RENSEIGNEMENTS

Télésystème Mobiles International Inc.(« **TIW** » ou la « **Société** ») a déposé un Arrangement en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions* (L.R.C. 1985, chap. C-44) (l'« **Arrangement** »). L'Arrangement a été approuvé par le nombre requis de Porteurs de TIW le 19 mai 2005 et approuvé par une ordonnance de la Cour supérieure (Chambre commerciale) de la province de Québec, district de Montréal (la « **Cour** ») le 20 mai 2005.

Sur ordonnance ultérieure de la Cour datée du 20 mai 2005 (l'« **Ordonnance Relative à la Procédure d'Identification des Créances** »), TIW a été autorisée, entre autres, à réaliser une procédure visant à faciliter l'identification et l'évaluation des obligations de la Société au 20 mai 2005 (la « **Procédure Relative aux Créances** ») en vue d'accélérer les distributions aux Porteurs de TIW aux termes de l'Arrangement. L'Arrangement envisage que tous les éléments de passif de TIW doivent être réglés ou provisionnés sous supervision de la Cour avant toute distribution.

Aux termes de l'Ordonnance Relative à la Procédure d'Identification des Créances, KPMG Inc. a été nommée afin de coordonner et superviser l'application de la Procédure Relative aux Créances.

On est prié de se reporter à l'Ordonnance Relative à la Procédure d'Identification des Créances et à l'annexe A à celle-ci intitulée « **Procédure d'Identification des Créances** » pour une description du stade initial de la Procédure Relative aux Créances, y compris toutes les questions ayant trait à la production d'une Preuve de Créance dans cette affaire. Les documents susmentionnés accompagnent le présent document. Tous les termes et expressions avec majuscule à l'initiale qui ne sont pas par ailleurs définis aux présentes ont le sens qui leur est donné dans la Procédure d'Identification des Créances.

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* La présente annexe est une traduction officieuse de la version anglaise du « Appendix A-1 to Schedule A-1 » approuvé par la Cour.

A. Procédure d'Identification des Créances

La Procédure d'Identification des Créances vise à identifier et évaluer votre Créance (au sens de la Procédure d'Identification des Créances), s'il en est, contre la requérante.

Tous les avis et demandes de renseignements ayant trait à la Procédure d'Identification des Créances devraient être adressés à :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'Arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1000
Montréal (Québec)
H3A 3N4

À l'attention de Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kmpg.ca

B. Instructions et autres renseignements aux créanciers

1. Preuve de Créance

Si vous estimez posséder une Créance contre TIW ou contre les administrateurs, dirigeants, employés et représentants de TIW relativement à la conduite des affaires de la Société qui soit née, en tout ou en partie, au plus tard le 20 mai 2005, vous devriez :

(i) remplir le Formulaire de Preuve de Créance ci-joint ou un document qui renferme les mêmes renseignements;

(ii) joindre au Formulaire de Preuve de Créance un état de compte ou une déclaration solennelle faisant état des caractéristiques de la Créance et renvoyant au contrat ou autre document constituant la source de l'obligation alléguée de TIW, selon le cas;

(iii) signer le Formulaire de Preuve de Créance ou le faire signer par un représentant autorisé du Réclamant;

(iv) transmettre la Preuve de Créance remplie au Contrôleur de l'une des façons prescrites par le paragraphe 6 de la Procédure d'Identification des Créances.

LE CONTRÔLEUR DOIT AVOIR REÇU LA PREUVE DE CRÉANCE AU PLUS TARD À LA DATE D'EXCLUSION DES CRÉANCES, SOIT À 17 H LE 8 JUILLET 2005. FAUTE DE LIVRER UNE PREUVE DE CRÉANCE DE FAÇON À CE QUE LE CONTRÔLEUR LA REÇOIVE AU PLUS TARD À LA DATE D'EXCLUSION DE CRÉANCE VOUS PRIVERA DE FAIRE VALOIR CETTE CRÉANCE CONTRE TIW OU SES ADMINISTRATEURS, DIRIGEANTS, EMPLOYÉS OU REPRÉSENTANTS ET

CETTE CRÉANCE SERA À JAMAIS ÉTEINTE ET EXCLUE, SANS AUTRE FORME D'AVIS.

La production tardive d'une Preuve de Créance ne sera permise que si vous démontrez à la satisfaction du Contrôleur, ou à la Cour en cas de désaccord, qu'il était impossible, avec toute la diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et qu'elle a été produite **dans les dix (10) jours** du moment où la cause en empêchant la production a été supprimée. Les droits rattachés à une Preuve de Créance Tardive peuvent faire l'objet de restrictions. Prière de se reporter au paragraphe 8 de la Procédure d'Identification des Créances.

2. Évaluation des Preuves de Créance par le Contrôleur

Aux termes de l'Ordonnance Relative à la Procédure d'Identification des Créances, le Contrôleur peut demander à un Réclamant qui produit une Preuve de Créance tels autres renseignements et documents, dans la mesure où cela est raisonnablement nécessaire, visant à valider et évaluer cette Preuve de Créance. En l'absence de la remise de ces renseignements demandés dans le délai stipulé, le Contrôleur peut rejeter la Preuve de Créance comme n'ayant pas été dûment produite et expédier un Avis de Rejet (voir le .3 ci-dessous).

3. Créances contestées/Avis de Rejet

Si le Contrôleur, sur consultation de la Société, détermine que la qualité ou le montant de la Créance alléguée dans la Preuve de Créance est contesté ou contestable, il peut tenter de résoudre le différend avec le consentement de la Société et/ou envoyer un Avis de Rejet au Réclamant.

Un Avis de Rejet s'entend d'un avis écrit du Contrôleur à un Réclamant par lequel est rejeté une Preuve de Créance en tout ou en partie et qui en énonce le motif.

4. Appel de l'Avis de Rejet

TOUT RÉCLAMANT QUI SOUHAITE EN APPELER D'UN AVIS DE REJET DÉLIVRÉ PAR LE CONTRÔLEUR PEUT LE FAIRE AU MOYEN D'UNE REQUÊTE SOUMISE À LA COUR, SIGNIFIÉE AU CONTRÔLEUR ET À FASKEN MARTINEAU DUMOULIN S.E.N.C.R.L., s.r.l., CONSEILLERS JURIDIQUES DE LA SOCIÉTÉ DANS LES DIX (10) JOURS DE LA RÉCEPTION DE L'AVIS DE REJET, FAUTE DE QUOI LE REJET PARTIEL OU TOTAL DE LA CRÉANCE EST DÉFINITIF ET LIE LE RÉCLAMANT.

APPENDICE A-2 À L'ANNEXE A*

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

PREUVE DE CRÉANCE

A. RENSEIGNEMENTS SUR LE RÉCLAMANT :

1 Nom et prénom complet du Réclamant : ______________________

2 Adresse postale complète : ______________________

____

____

3 Numéro de téléphone : ______________________

4 Numéro de télécopieur : ______________________

5 Adresse électronique : ______________________

6 À l'attention de (contact et poste) : ______________________

B. CRÉANCE

Je soussigné ______________________ (nom du Réclamant ou du représentant autorisé du Réclamant) certifie ce qui suit :

1. Je suis le Réclamant de / occupe le poste ______________________ du Réclamant et ai connaissance de toutes les circonstances reliées à la Créance décrites aux présentes;
2. Au 20 mai 2005, le Réclamant détenait la Créance suivante contre Télésystème Mobiles International Inc. (la « **Société** »);
3. La Créance est toujours impayée.

Si la Créance a trait au versement d'un montant donné, veuillez indiquer le montant et la monnaie dans laquelle elle est payable :

Montant de la Créance : ______________________ ______________________
Monnaie

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* La présente annexe est une traduction officieuse de la version anglaise du « Appendix A-2 to Schedule A » approuvé par la Cour.

C. RENSEIGNEMENTS SUR LA CRÉANCE

a) Les renseignements sur la Créance du soussigné sont décrits ci-après ou figurent à l'état de compte et/ou aux autres documents ci-joints :

____

____

____

____

____

____

____

____

____

____

(Donner tous les renseignements relatifs à la Créance et les documents justificatifs, y compris le montant, la description de la ou les opérations ou ententes donnant lieu à la Créance, le nom de la ou les cautions ayant garanti la Créance, la date et le numéro de toutes les factures, tous les renseignements relatifs aux crédits, escomptes, etc. réclamés).

b) Eu égard à la Créance :

☐ Le Réclamant détient une sûreté grevant des actifs de la Société.

☐ Le Réclamant ne détient pas de sûreté.

LA PREUVE DE CRÉANCE DOIT ÊTRE RETOURNÉE ET REÇUE PAR LE CONTRÔLEUR AU PLUS TARD À 17 H (HEURE DE MONTRÉAL) À LA DATE D'EXCLUSION DES CRÉANCES LE 8 JUILLET 2005 À L'ADRESSE SUIVANTE :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1000
Montréal (Québec)
H3A 3N4

À l'attention de Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kmpg.ca

Fait à ____________ le ____________________ 2005.

Par : ____________________

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. UNDER S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44) (THE "ARRANGEMENT")

NOTICE TO CLAIMANTS OF A CLAIM PROCESS AND CLAIMS BAR DATE FOR THE FILING OF CLAIMS

NOTICE IS HEREBY GIVEN that subsequent to the approval of the Arrangement, and pursuant to an Order of the Superior Court of Québec made May 20, 2005 (the "Order"), a claims process was approved for the identification, filing and valuation of claims towards Telesystem International Wireless Inc. (**"TIW"** or the **"Company"**) (the **"Claims Identification Process"**).

PLEASE TAKE NOTE that every person who believes that he holds a fixed or contingent claim, other than an exempt claim, towards TIW, or towards the directors, officers, employees and agents of TIW, related to the conduct of the affairs of the Company, which arose in whole or in part **on or prior to May 20th, 2005**, must file a proof of claim with KPMG Inc., the Court-Appointed Monitor of the Claim Process, which must be received by the Monitor before 5:00 P.M. (Eastern Daylight Saving Time) on Friday, July 8th, 2005 (the « **Claims Bar Date** »).

A CLAIMANT MUST FILE A PROOF OF CLAIM WITH THE MONITOR WHICH MUST BE RECEIVED BY THE MONITOR ON OR BEFORE THE CLAIMS BAR DATE, FAILING WHICH THE CLAIMANT SHALL BE PREVENTED FROM ASSERTING SUCH A CLAIM TOWARDS THE COMPANY AND THE DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS OF THE COMPANY AND THE CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted.

CLAIMANTS REQUIRING INFORMATION or claim documentation may contact KPMG Inc., Court-Appointed Monitor, 2000 McGill College, suite 1000, Montréal, Québec, H3A 3N4, Attention : Richard Lépine, Tel: (514) 840-2501, Fax; (514) 840-2121, e-mail: rlepine@kpmg.ca

DATED AT MONTRÉAL, this 24th day of May, 2005.
KPMG Inc.
(In its capacity as Court-Appointed Monitor)

Gaetano Di Guglielmo, CA

SUPERIOR COURT

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

No.: 500-11-025519-055

DATE: MAY 20, 2005

IN THE PRESENCE OF: THE HONOURABLE JUSTICE CLEMENT GASCON, J.C.S..

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE *CANADA BUSINESS CORPORATIONS ACT* (R.C.S. 1985 c. C-44) (the "CBCA")

and

TELESYSTEM INTERNATIONAL WIRELESS INC.;
Petitioner

and

KPMG INC.,

and

THE DIRECTOR,

Mis en cause

ORDER

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[1] **DECLARES** that the prior notice of the presentation of the Applications for the Appointment of a Monitor and the Conduct of a Claims Identification and Valuation Process given to the Director is valid and sufficient;

[2] **ORDERS** that the Claims Identification Process be approved in the form set out as Schedule "A" to the present Order (the "**Claims Identification Process**");

[3] **DECLARES** that capitalized terms in the present Order shall have the meaning ascribed to them in the Claims Identification Process, as the case may be;

[4] **APPOINTS** KPMG Inc. as Monitor to the Claims Identification Process to perform as an officer of this Court the duties and functions of the Monitor under the Claims Identification Process, the order presently sought and any further order of this Court within the present proceedings;

[5] **ORDERS** that the Monitor, and its directors, officers, employees and agents shall not incur any liability or obligation as a result of its appointment and the fulfilment of its duties further to the present Order and any further orders of this Court within the present proceedings, save and except any liability or obligation arising from its gross negligence or wilful misconduct, and no action or other proceedings should be commenced against the Monitor or its directors, officers, employees and agents relating to its appointment, its conduct as Monitor or the carrying out the provision of any order of this Court, except with prior leave of this Court after due notice to the Monitor and Petitioner;

[6] **ORDERS** that Petitioner, its directors, officers, employees and agents give forthwith to the Monitor unrestricted access to the premises, books, records, data, including data in electronic form, and all other documents and information concerning the affairs of Petitioner to the fullest extent necessary or merely useful to the performance of the duties and functions of the Monitor under the Claims Identification Process, this order and any further order of the Court within the present proceedings;

[7] **ORDERS** that the Notice to Claimants, Information Sheet, Proof of Claim Form and Rejection Notice be approved in substantially the form and content set out in annexes A-1 and A-2 to Schedule "A" of the present Order and in Exhibits RCP-2 and RCP-3;

[8] **ORDERS** that the Claims Identification Process be binding upon all Persons asserting a Claim against Petitioner, save and except for the Exempt Claims;

[9] **ORDERS** that notice of the Claims Identification Process and distribution of the Information Documents shall be performed in the manner and within the delays set out in the Claims Identification Process, Schedule "A" to the present Order;

[10] **ORDERS** that the effective date for the determination of the existence of Claims against Petitioner (the "**Determination Date**") shall be the date of issuance of the present Order;

[11] **ORDERS** that all persons having Claims against Petitioner shall submit Proofs of Claim to the Monitor before 5:00 p.m., Eastern Daylight Time, on July 8th, 2005, (the "**Claims Bar Date**"), failing which such persons shall be forever barred, estopped and enjoined from asserting any such Claim against Petitioner, or against any present or past director, officer, employee or agent of Petitioner;

[12] **ORDERS** that a claimant may only file a proof of claim with the Monitor after the Claims Bar Date (hereinafter a "**Late Proof of Claim**") by showing to the satisfaction of the Monitor, or, should the Monitor issue a Rejection Notice, to the satisfaction of the Court, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed within ten(10) days of the moment when the cause preventing the filing was removed;

[13] **ORDERS** that Late Proofs of Claim (i) shall not be taken into account in determining the amount of any distribution to the Shareholders of Petitioner until they are filed with the Monitor and held admissible; (ii) shall not be entitled to share into reserves for the payment of other liabilities of the Company which have been established prior to such time; and (iii) the claimant shall not be entitled to assert any Claim against any TIW Shareholder, director or officer by reason of any prior distribution to the TIW Shareholders;

[14] **ORDERS** that any person filing a Proof of Claim with the Monitor shall provide the Monitor on request and within the delay prescribed by the Monitor with such further document, information and evidence, including by way of affidavit, as the Monitor deems necessary or useful to assess such Claim, failing which the Monitor shall reject such Proof of Claim and send a Rejection Notice to the claimant;

[15] **ORDERS** that the Monitor, in consultation with Petitioner, review each Proof of Claim received before the Claims Bar Date in order to determine whether its merits or amount is disputed or disputable;

[16] **ORDERS** that should the Monitor determine, in consultation with Petitioner, that the Claim alleged in a Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of Petitioner and/or send a Rejection Notice to the claimant dismissing the Proof of Claim in whole or in part and giving the reasons for such complete or partial dismissal;

[17] **ORDERS** that any claimant who wishes to contest a Rejection Notice may do so by way of motion to the Commercial Division of this Honourable Court served on the Monitor and counsel of record to Petitioner within ten (10) days of receipt of the Rejection Notice, failing which the partial or total rejection of the Claim shall be final and binding on the claimant;

[18] **ORDERS** that once the nature and amount of the Claims have been identified through the Claims Identification Process, the Monitor shall report to this Honourable Court and Petitioner and make its recommendations as to any further process or step required for dealing with the Claims so identified;

SCHEDULE A – CLAIMS IDENTIFICATION PROCESS

1. **DEFINITIONS**

In this Claims Identification Process, the following terms have the meaning hereinbelow ascribed:

"Arrangement" means the arrangement involving the Company under the provisions of s. 192 of the *Canada Business Corporations Act* ("CBCA"), as witnessed by the Articles of Arrangement filed with the Director appointed under the CBCA;

"Claimant" means any person alleging a Claim against TIW, but for greater certainty, excludes any Claimant with respect to an Exempt Claim as hereinafter defined;

"Claims" means any right of any Person against TIW in connection with any indebtedness, liability or obligation of TIW which are in existence at the Determination Date or based in whole or in part on facts which existed before or at the Determination Date and any interest that may be accrued thereon, whether or not reduced by judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, contribution, indemnity or otherwise and whether or not such a right is executory in nature. Without limiting the generality of the foregoing, Claims do include (i) claims of a Taxation Authority on account of which TIW has filed a return prior to the Determination Date and has been assessed; (ii) taxes that do not require the filing of a return and are payable on account of a given period that started prior to the Determination Date; (iii) claims against the directors, officers, employees and agents of TIW related to the conduct of the affairs of the Company; (iv) a guarantee given by TIW to the benefit of a third party; (v) claims arising from any representation or warranty of TIW in any contract; (vi) indemnification undertakings of TIW; (vii) contractual and extracontractual damages and (viii) claims of the holders of securities of TIW;

"Claims Bar Date" means 5:00 p.m. Eastern Daylight Saving Time on July 8th, 2005 or any later date as may be ordered by the Court;

"Claims Process" means the process established herein providing for the identification and valuation of Claims as well as any further process established by the Court to adjudicate and resolve Claims;

"Claims Identification Process Order" means the order rendered by the Court pursuant to the *Application for the Appointment of a Monitor and the Conduct of a Claims Identification and Valuation Process*;

"Court" means the Superior Court, district of Montreal, province of Québec, and, as the case may be, the Court of Appeal of Québec;

"Determination Date" means May 20th, 2005;

"**ESD**" means the outstanding 7% equity subordinated debentures of TIW issued on February 15, 1999, having an aggregate principal amount of approximately CDN$1.2 million;

"**Exempt Claim**" means any Claim of the nature of those listed in paragraph 3;

"**Information Documents**" means a set of documents that shall include the Information Sheet, a copy of the Claims Identification Process Order, a Proof of Claim Form and any other document that the Monitor may consider appropriate or advisable to include;

"**Information Sheet**" means the information sheet sent to the creditors as part of the Information Documents regarding the Claims Process, the Claims Bar Date and the manner to complete and forward Proofs of Claim, substantially in the form and content of the document attached hereto as Annex A-1;

"**Monitor**" means the person appointed by the Court to coordinate and supervise the Claims Process;

"**Notice to Claimants**" means the notice published in newspapers to inform possible Claimants of the Claims Process, in accordance with the Claims Identification Process Order;

"**Person**" means any individual, natural or legal person, association of persons, trust patrimony, including without limiting the generality of the foregoing, a partnership, an unincorporated association, a corporation, a cooperative society or an organization, the successors of a partnership, association, corporation, society or organization, and their heirs, executors, liquidators of the succession, administrators or other legal representative of a person, according to the laws of that part of Canada to which the context extends;

"**Proof of Claim**" means a proof of claim filed by a Claimant with the Monitor in accordance with the Information Sheet and Proof of Claim Form detailing its claim and duly supported by a statement of account, invoice or affidavit;

"**Proof of Claim Form**" means the form for the filing of a Proof of Claim by Claimants, substantially in the form and content of the document attached hereto as Annex A-2;

"**Rejection Notice**" means a notice in writing of the Monitor to a Claimant rejecting a Proof of Claim in whole or in part and stating the reason for so doing;

"**Taxation Authority**" means any creditor that is a country, province, state, county, district, territory, municipality, department or public agency that has Claims against TIW with respect to income, withholding, capital, goods and services, sales, real estate, business or other taxes;

"**TIW**" or the "**Company**" means Telesystem International Wireless Inc.;

"**TIW Shareholder**" means a holder of common shares of TIW.

2. **CREDITORS SUBJECT TO THE CLAIMS PROCESS**

The Claims Process is binding on all creditors. For greater certainty, holders of Exempt Claims are not considered to be creditors for the purpose of the Claims Process, with respect to such Exempt Claims.

3. **EXEMPT CLAIMS**

The following Claims are not subject to the Claims Process and will not be barred pursuant to paragraph 7 hereof:

(a) the principal amount and interest due to the holders of the ESD and other moneys payable thereto under the Indenture dated as of February 15, 1999, as amended;

(b) Claims of the TIW shareholders to the First Distribution, the Subsequent Distributions and the Final Distribution, as defined in the Plan of Arrangement;

(c) Claims arising from an obligation which originated entirely after the Determination Date.

4. **ROLE OF MONITOR UNDER THE CLAIMS PROCESS**

The Monitor is in charge of administering the procedure for filing and valuing Claims described herein. The Monitor is authorized to take all actions and fulfill all duties provided for in the Claims Identification Process Order inclusive of the present Claims Identification Process.

5. **NOTICE TO CREDITORS**

In accordance with the Claims Identification Process Order, the Monitor shall:

(a) send the Information Documents by first class mail no later than on June 3rd, 2005 (i) to all creditors appearing on the books and records of TIW both as at the Determination Date and as at the date of mailing, and (ii) to the persons having commenced proceedings which have been served on TIW and remain pending as at the date of mailing, alleging a cause of action that arose in whole or in part prior to the Determination Date;

(b) send a copy of the Information Documents by first class mail to all registered TIW Shareholders and TIW non-objecting beneficial owners (as defined in *National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer and, in Québec, with Regulation 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer*, hereinafter the "**Policies**") no later than on June 3rd, 2005, and by delivering multiple copies of the Information Documents to intermediaries in accordance with the Policies no later than on May 31st, 2005;

(c) deliver a set of the Information Documents and a notice to the bondholders to the trustee under the Indenture governing the ESD no later than on May 31st, 2005;

(d) publish the Notice to Claimants once weekly during two consecutive weeks in each of the following newspapers starting no later than on June 1st, 2005:

- *The Globe and Mail* (National Edition) and *La Presse*;
- *The Wall Street Journal*;
- *The Financial Times*;

(e) send a copy of the Information Documents by regular mail, courier, facsimile machine or electronic mail, as soon as possible following the request, to any Claimant requesting such information.

6. **FILING PROOFS OF CLAIM**

(a) Every Claimant must file a Proof of Claim with the Monitor, on or before the Claims Bar Date;

(b) Proofs of Claim must be submitted to the Monitor in person, by courier, by hand delivery, by mail or by facsimile, at the address and facsimile number indicated on the Information Sheet, so as to be received by the Monitor no later than the Claims Bar Date;

(c) to be considered by the Monitor to have been validly received, a Proof of Claim must meet the following criteria:

(i) the Proof of Claim must be in the form of a completed set of the Proof of Claim Form;

(ii) the Proof of Claim must be completed in accordance with the Information Sheet;

(d) the Monitor is instructed to use its reasonable discretion regarding the adequacy of compliance with the drafting procedure and mode of transmission of Proofs of Claim and the Monitor may, if it is satisfied that the Claim is properly proved, waive any given requirement stipulated herein and in the Information Documents regarding the form and content of the Proofs of Claim.

7. **FAILURE TO FILE A PROOF OF CLAIM**

Any Claimant that fails to file a valid Proof of Claim with the Monitor on or before the Claims Bar Date:

(a) shall forever be deprived of the right to assert or enforce any Claim against the Corporation, or against any present or past director, officer, employee or agent of the Company;

(b) shall not be entitled to any further notice;

(c) shall not participate as a creditor in the Claims Process; and

(d) shall not receive any payment with respect to such Claim;

subject only to the provisions of sections 8 and 9.

8. <u>LATE FILING OF PROOFS OF CLAIM</u>

A Claimant may only file a Proof of Claim with the Monitor after the Claims Bar Date (a "**Late Proof of Claim**") by showing to the satisfaction of the Monitor or, should the Monitor issue a Rejection Notice, to the satisfaction of the Court, that it was impossible, with all reasonable diligence, to file same prior to the Claims Bar Date and it is filed within ten (10) days of the moment when the cause preventing the filing was removed. Late Proofs of Claim (i) shall not be taken into account in determining the amount of any distribution to the TIW Shareholders until they are filed with the Monitor and held admissible; (ii) shall not be entitled to share into reserves for the payment of other liabilities of the Company which have been established prior to such time; and (iii) the Claimant shall not be entitled to assert any Claim against any TIW Shareholder, director or officer by reason of any prior distribution to the TIW Shareholders.

9. <u>VALUATION OF PROOFS OF CLAIM BY THE MONITOR</u>

Pursuant to this Claims Identification Process, the Monitor is entitled to request from any Claimant filing a Proof of Claim such further information and documentation, including affidavits, to the extent reasonably required to value such Proof of Claim and, should the Claimant fail to provide the Monitor with such information or documentation within the prescribed delay, the Monitor may dismiss the Proof of Claim as having not been properly filed and send a Rejection Notice to the Claimant.

10. <u>DISPUTED CLAIMS</u>

Should the Monitor, in consultation with the Company, determine that the Claim alleged in a Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of the Company and/or send a Rejection Notice to the Claimant.

11. <u>APPEAL FROM A REJECTION NOTICE</u>

Any Claimant who wish to appeal from a Rejection Notice may do so by way of motion to the Commercial Division of the Court served on the Monitor and Fasken Martineau DuMoulin, LLP, counsel to TIW within ten (10) days of receipt of the Rejection Notice, failing which the partial or total rejection of the Claim shall be final and binding on the Claimant.

For the purpose of computing the delay to appeal from a Rejection Notice, the Claimant shall be deemed to have received the Rejection Notice:

(a) if sent by prepaid first class mail, three (3) business days after delivery thereof to the post office;

ANNEX A-1 TO SCHEDULE "A"

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

INFORMATION SHEET

Telesystem International Wireless Inc. ("**TIW**" or the "**Company**") has filed an arrangement under s. 192 of the Canada business Corporations Act (R.C.S. 1985 c. C-44) (the "**Arrangement**"). This arrangement was approved by the requisite number of TIW's shareholders on May 19, 2005, and approved by an Order of the Superior Court (Commercial Division) of the Province of Québec, District of Montreal (the "**Court**") on May 20, 2005.

By further Order of the Court dated May 20, 2005 (the "Claims Identification Process Order"), TIW was authorized to, among other things, conduct a process in order to facilitate the identification and valuation of the obligations of the Company as of May 20, 2005, (the "**Claims Process**") with a view to expedite distributions to TIW's shareholders pursuant to the terms of the Arrangement. The Arrangement contemplates that all liabilities of TIW are to be paid or provisioned under Court supervision prior to any such distribution.

Pursuant to the Claims Identification Process Order, KPMG Inc. was appointed to co-ordinate and supervise the administration of the Claims Process.

Reference is made to the Claims Identification Process Order and Schedule A thereto entitled "**Claims Identification Process**" for a description of the initial stage of the Claims Process, including all matters relevant to filing a Proof of Claim in this matter. The above-referenced material is provided along with this material. All capitalized terms which are not otherwise defined herein have the meanings ascribed to them in the Claims Identification Process.

A. Claims Identification Process

The Claims Identification Process is intended to identify and value your Claim (as defined in the Claims Identification Process), if any, against the Petitioner.

All notices and enquiries with respect to this Claims Identification Process should be addressed to:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000
Montréal, Québec
H3A 3N4

Attention:	Richard Lépine
Telephone:	(514) 840-2501
Fax:	(514) 840-2121
E-mail:	rlepine@kpmg.ca

B. Instructions and Other Information for Creditors

1. Proof of Claim

If you believe that you have a Claim against TIW, or a Claim against the directors, officers, employees or agents of TIW related to the conduct of the affairs of the Company, that arose in whole or in part on or prior to May 20th, 2005, you should:

i) Complete the enclosed Proof of Claim form or a document containing the same information;

ii) Attach to the Proof of Claim form a statement of account or sworn statement showing the particulars of the Claim and referring to the contract or other document as the source of the alleged obligation of TIW, as the case may be;

iii) Sign the Proof of Claim form or have it signed by an authorized representative of the Claimant;

iv) Forward the completed Proof of Claim to the Monitor in anyone of the manners prescribed in paragraph 6 to the Claims Identification Process.

THE PROOF OF CLAIM MUST BE RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE OF 5:00 P.M. ON JULY 8, 2005. FAILURE TO DELIVER A PROOF OF CLAIM SO THAT IT IS RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE WILL DEPRIVE YOU FROM ASSERTING SUCH CLAIM AGAINST TIW OR ITS DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS AND SUCH CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED, WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable

diligence, to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted. Please refer to S.8 of the Claims Identification Process.

2. *Valuation of Proofs of Claims by the Monitor*

Pursuant to the Claims Identification Process Order, the Monitor is entitled to request from any Claimant filing a Proof of Claim such further information and documentation, to the extent reasonably required, to validate and value such Proof of Claim. In the absence of the provision of this requested information within the stipulated delay, the Monitor may dismiss the Proof of Claim as having not been properly filed and send a Rejection Notice (See 3., below)

3. *Disputed Claims / Rejection Notices*

Should the Monitor, in consultation with the Company, determine that the merits or the amount of the Claim alleged in the Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of the Company and/or send a Rejection Notice to the Claimant.

A Rejection Notice means a notice in writing from the Monitor to a Claimant rejecting a Proof of Claim in whole or in part and stating the reason therefore.

4. *Appeal from a Rejection Notice*

ANY CLAIMANT WISHING TO APPEAL A REJECTION NOTICE ISSUED BY THE MONITOR MAY DO SO BY WAY OF A MOTION TO THE COURT, SERVED ON THE MONITOR AND FASKEN MARTINEAU DUMOULIN, LLP, COUNSEL TO THE COMPANY WITHIN TEN (10) DAYS OF RECEIPT OF THE REJECTION NOTICE, FAILING WHICH THE PARTIAL OR TOTAL REJECTION OF THE CLAIM SHALL BE FINAL AND BINDING ON THE CLAIMANT.

ANNEX A-2 TO SCHEDULE "A"

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRFELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

PROOF OF CLAIM

A. PARTICULARS OF CLAIMANT:

1 Full Legal Name of Claimant: ______________________________

2 Full Mailing Address: ______________________________

____

____

3 Telephone Number: ______________________________

4 Facsimile Number: ______________________________

5 E-Mail Address: ______________________________

6 Attention (Contact Person and Position): ______________________________

B. CLAIM

I ______________________________ [Name of Claimant or authorized representative of the Claimant], do hereby certify:

1 That I am the Claimant of / hold the position of __________ of the Claimant and have knowledge of all the circumstances connected with the Claim described herein;

2 That as of May 20th, 2005, the Claimant held the following Claim against Telesystem International Wireless Inc. (the "**Company**");

3 The Claim remains outstanding.

If the Claim is to the payment of a given amount, please indicate the amount and currency in which it is payable:

Amount of Claim : ______________________ ______________________
currency

C. PARTICULARS OF CLAIM

a) The particulars of the undersigned's Claim are described as follows, or appear from the statement of account and/or other documents attached hereto:

____
____
____
____
____
____
____
____
____
____
____
____

(Provide full particulars of the Claim and supporting documentation, including amount, description of transaction(s) or agreements(s) giving rise to the Claim, name of any guarantor(s) which has guaranteed the Claim, date and number of all invoices, particulars of all credits, discounts etc. claimed).

b) With respect to the Claim:

☐ the Claimant holds a security interest over assets of the Company.

☐ the Claimant holds no security interest.

THE PROOF OF CLAIM MUST BE RETURNED TO AND RECEIVED BY THE MONITOR AT OR BEFORE 5:00 P.M. (MONTREAL TIME) ON THE CLAIMS BAR DATE OF July 8, 2005 AT THE FOLLOWING ADDRESS:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000
Montéal, Québec
H3A 3N4

Attention:	Richard Lépine
Telephone:	(514) 840-2501
Fax:	(514) 840-2121
E-mail:	rlepine@kpmg.ca

Dated at ______________ this _____ day of __________, 2005.

Per: ______________________________

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

PROOF OF CLAIM

A. PARTICULARS OF CLAIMANT:

1 Full Legal Name of Claimant: ____________________
2 Full Mailing Address: ____________________
____
____
3 Telephone Number: ____________________
4 Facsimile Number: ____________________
5 E-Mail Address: ____________________
6 Attention (Contact Person and Position): ____________________

B. CLAIM

I ____________________ [Name of Claimant or authorized representative of the Claimant], do hereby certify:

1 That I am the Claimant of / hold the position of __________ of the Claimant and have knowledge of all the circumstances connected with the Claim described herein;

2 That as of May 20th, 2005, the Claimant held the following Claim against Telesystem International Wireless Inc. (the "**Company**");

3 The Claim remains outstanding.

If the Claim is to the payment of a given amount, please indicate the amount and currency in which it is payable:

Amount of Claim : ____________________ ____________________
currency

C. PARTICULARS OF CLAIM

a) The particulars of the undersigned's Claim are described as follows, or appear from the statement of account and/or other documents attached hereto:

____
____
____
____
____

(Provide full particulars of the Claim and supporting documentation, including amount, description of transaction(s) or agreements(s) giving rise to the Claim, name of any guarantor(s) which has guaranteed the Claim, date and number of all invoices, particulars of all credits, discounts etc. claimed).

b) With respect to the Claim:
- ☐ the Claimant holds a security interest over assets of the Company.
- ☐ the Claimant holds no security interest.

THE PROOF OF CLAIM MUST BE RETURNED TO AND RECEIVED BY THE MONITOR AT OR BEFORE 5:00 P.M. (MONTREAL TIME) ON THE CLAIMS BAR DATE OF July 8, 2005 AT THE FOLLOWING ADDRESS:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000
Montréal, Québec H3A 3N4

Attention: Richard Lépine
Telephone: (514) 840-2501
Fax: (514) 840-2121
E-mail: rlepine@kpmg.ca

Dated at ____________ this ______ day of __________, 2005.

Per: ____________________

CANADA

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL

No: 500-11-025519-055

SUPERIOR COURT
(Commercial Division)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 C. c-44)

TELESYSTEM INTERNATIONAL WIRELESS INC.

Petitioner

and

KPMG INC.

and

THE DIRECTOR

Mis en cause

AFFIDAVIT

I, the undersigned, Aline Archambault, having a professional domicile at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, solemnly declare:

1. I am an employee of Computershare Trust Company of Canada;

2. The services of Computershare Trust Company of Canada were retained by Telesystem International Wireless Inc. ("TIW") in order to proceed with the mailing of the following materials:

   (a) Notice to Shareholders of a Claim Process;

   (b) Information Sheet;

   (c) Notice to Claimants of a Claim Process and Claims Bar Date for the filing of Claims;

   (d) Claims Identification Process Order; and

(c) Proof of Claim Form;

a copy of which is filed herewith as **Exhibit A** (the "Information Documents");

3. On June 1 and 2, 2005, Computershare Trust Company of Canada sent by first class mail the Information Documents to the registered shareholders of TIW at the addresses appearing in TIW's registers and to the non-objecting beneficial shareholders of TIW residing in Canada, both as at May 20, 2005;

4. All the facts alleged in the present affidavit are true and I have personal knowledge thereof.

AND I HAVE SIGNED:

ALINE ARCHAMBAULT

Solemnly affirmed before me, in Montreal, on July 26, 2005

COMMISSAIRE À L'ASSERMENTATION
LAURA MASTROGIUSEPPE
136,200
DISTRICT JUDICIAIRE DE MONTRÉAL

Commissioner of Oaths for the District of Montreal

AVIS AUX ACTIONNAIRES D'UNE PROCÉDURE RELATIVE AUX CRÉANCES

La procédure d'Identification des Créances ci-jointe s'applique aux porteurs d'actions ordinaires de Télésystème Mobiles International Inc. (« **Porteurs de TIW** ») qui estime détenir une créance fixe ou conditionnelle, autre qu'une créance exemptée, à l'endroit de Télésystème Mobiles International inc. (« **TIW** ») ou des administrateurs, dirigeants, employés et représentants de TIW, relativement à la conduite des affaires de la Société, qui soit née en tout ou en partie au plus tard le 20 mai 2005. Sont des Créances Exemptées aux termes de la Procédure d'Identification des Créances, les créances des Porteurs de TIW vis-à-vis de la Première Distribution, des Distributions Ultérieures et de la Dernière Distribution, au sens du Plan d'Arrangement (les « **Distributions** »). **Conséquemment, un Porteur de TIW dont la créance à l'endroit de TIW se limite à recevoir les Distributions, n'a pas à compléter le Formulaire de Preuve de Créance ci-joint afin de recevoir les Distributions.**

NOTICE TO SHAREHOLDERS OF A CLAIM PROCESS

The enclosed Claims Identification Process only applies to holders of common shares of Telesystem International Wireless Inc. (the "**TIW Shareholders**") who believes that they hold a fixed or contingent claim, other than an exempt claim, towards Telesystem International Wireless Inc. ("**TIW**"), or the directors, officers, employees and agents of TIW, related to the conduct of the affairs of TIW, which arose in whole or in part on or prior to May 20th, 2005. Are Exempt Claims pursuant to the Claims Identification Process, the claims of the TIW Shareholders to the First Distribution, the Subsequent Distribution and the Final Distribution, as defined in the Plan of Arrangement (the "**Distributions**"). **As such, Shareholders whose claim toward TIW is limited to receiving the Distributions do not need to complete the Proof of Claim Form included herein in order to receive the Distributions.**

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

INFORMATION SHEET

Telesystem International Wireless Inc. ("**TIW**" or the "**Company**") has filed an arrangement under s. 192 of the Canada Business Corporations Act (R.C.S. 1985 c. C-44) (the "**Arrangement**"). This Arrangement was approved by the requisite number of TIW's shareholders on May 19, 2005, and approved by an Order of the Superior Court (Commercial Division) of the Province of Québec, District of Montreal (the "**Court**") on May 20, 2005.

By further Order of the Court dated May 20, 2005 (the "Claims Identification Process Order"), TIW was authorized to, among other things, conduct a process in order to facilitate the identification and valuation of the obligations of the Company as of May 20, 2005, (the "**Claims Process**") with a view to expedite distributions to TIW's shareholders pursuant to the terms of the Arrangement. The Arrangement contemplates that all liabilities of TIW are to be paid or provisioned under Court supervision prior to any such distribution.

Pursuant to the Claims Identification Process Order, KPMG Inc. was appointed to co-ordinate and supervise the administration of the Claims Process.

Reference is made to the Claims Identification Process Order and Schedule A thereto entitled "**Claims Identification Process**" for a description of the initial stage of the Claims Process, including all matters relevant to filing a Proof of Claim in this matter. The above-referenced material is provided along with this material. All capitalized terms which are not otherwise defined herein have the meanings ascribed to them in the Claims Identification Process.

A. Claims Identification Process

The Claims Identification Process is intended to identify and value your Claim (as defined in the Claims Identification Process), if any, against the Petitioner.

All notices and enquiries with respect to this Claims Identification Process should be addressed to:

KPMG Inc.

(In its capacity as Court-appointed Monitor in

the matter of the Arrangement of Telesystem International

Wireless Inc.)

2000 McGill College, Suite 1000

Montréal, Québec H3A 3N4

Attention:	Richard Lépine
Telephone:	(514) 840-2501
Fax:	(514) 840-2121
E-mail:	rlepine@kpmg.ca

B. Instructions and Other Information for Creditors

1. *Proof of Claim*

If you believe that you have a Claim against TIW, or a Claim against the directors, officers, employees or agents of TIW related to the conduct of the affairs of the Company, that arose in whole or in part on or prior to May 20th, 2005, you should:

i) Complete the enclosed Proof of Claim form or a document containing the same information;

ii) Attach to the Proof of Claim form a statement of account or sworn statement showing the particulars of the Claim and referring to the contract or other document as the source of the alleged obligation of TIW, as the case may be;

iii) Sign the Proof of Claim form or have it signed by an authorized representative of the Claimant;

iv) Forward the completed Proof of Claim to the Monitor in anyone of the manners prescribed in paragraph 6 to the Claims Identification Process.

THE PROOF OF CLAIM MUST BE RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE OF 5:00 P.M. ON JULY 8, 2005. FAILURE TO DELIVER A PROOF OF CLAIM SO THAT IT IS RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE WILL DEPRIVE YOU FROM ASSERTING SUCH CLAIM AGAINST TIW OR ITS DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS AND SUCH CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED, WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed **within ten (10)** days of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted. Please refer to S.8 of the Claims Identification Process.

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44) (L'« ARRANGEMENT »)

AVIS AUX RÉCLAMANTS D'UNE PROCÉDURE RELATIVE AUX CRÉANCES ET D'UNE DATE D'EXCLUSION DES CRÉANCES POUR LA PRODUCTION DE CRÉANCES

SOYEZ AVISÉS qu'à la suite de l'approbation de l'arrangement et en vertu d'une ordonnance de la Cour supérieure du Québec rendue le 20 mai 2005 (l'« **ordonnance** »), une procédure relative aux créances a été approuvée en vue d'identifier, de produire et d'évaluer des créances à l'endroit de Télésystème Mobiles International Inc. (« **TIW** » ou la « **Société** ») (la « **procédure d'identification des créances** »).

VEUILLEZ NOTER que chaque personne qui estime détenir une créance fixe ou conditionnelle, autre qu'une créance exemptée, à l'endroit de TIW ou des administrateurs, dirigeants, employés et représentants de TIW, relativement à la conduite des affaires de la Société, qui soit née en tout ou en partie **au plus tard le 20 mai 2005**, doit produire une preuve de créance auprès de KPMG Inc., le contrôleur nommé par la Cour au titre de la procédure relative aux créances, que le contrôleur doit recevoir avant 17 h (heure avancée de l'Est) le vendredi 8 juillet 2005 (la « **date d'exclusion des créances** »).

UN RÉCLAMANT DOIT PRODUIRE UNE PREUVE DE CRÉANCE AU CONTRÔLEUR QUI DOIT LA RECEVOIR AU PLUS TARD À LA DATE D'EXCLUSION DES CRÉANCES, FAUTE DE QUOI LE RÉCLAMANT EST PRIVÉ DE FAIRE VALOIR CETTE CRÉANCE À L'ENDROIT DE LA SOCIÉTÉ ET DES ADMINISTRATEURS, DIRIGEANTS, EMPLOYÉS ET REPRÉSENTANTS DE LA SOCIÉTÉ ET LA CRÉANCE SERA À JAMAIS ÉTEINTE ET EXCLUE SANS AUTRE FORME D'AVIS.

La production tardive d'une preuve de créance ne sera autorisée que si vous démontrez à la satisfaction du contrôleur, ou de la Cour en cas de différend, qu'il était impossible, avec toute la diligence raisonnable, de la produire avant la date d'exclusion de créance et qu'elle a été produite **dans les dix (10) jours** du moment où la cause en empêchant la production a été supprimée. Les droits rattachés à une preuve de créance tardive peuvent faire l'objet de restrictions.

LES RÉCLAMANTS AYANT BESOIN DE RENSEIGNEMENTS ou de documents de réclamation peuvent communiquer avec KPMG Inc., le contrôleur nommé par la Cour, 2000, avenue McGill-College, bureau 1000, Montréal (Québec) H3A 3N4 à l'attention de Richard Lépine, tél. : (514) 840-2501, télécopieur : (514) 840-2121, courriel : rlepine@kpmg.ca.

FAIT À MONTRÉAL, ce 24ième jour de mai 2005.
KPMG Inc.
(En sa qualité de contrôleur nommé par la Cour)

Gaetano Di Guglielmo, CA

[TRADUCTION OFFICIEUSE]

COUR SUPÉRIEURE

CANADA
PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL

NO : 500-11-025519-055

DATE : LE 20 MAI 2005

EN LA PRÉSENCE DE L'HONORABLE JUGE CLÉMENT GASCON, J.C.S.

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. EN VERTU DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44) (la « LCSA »)

et

TÉLÉSYSTÈME MOBILES INTERNATIONAL INC.;

Requérante

et

KPMG INC.,

et

LE DIRECTEUR,

Mis en cause

ORDONNANCE

---

[1] **DÉCLARE** que l'avis de présentation des Requêtes en nomination d'un contrôleur et de déroulement de la procédure d'évaluation et d'identification des créances transmis au directeur est valide et suffisant;

[2] **ORDONNE** que la procédure d'identification des créances soit approuvée en la forme présentée en annexe A de la présente ordonnance (la « **Procédure d'Identification des Créances** »);

[3] **DÉCLARE** que les termes et expressions avec majuscule dans la présente ordonnance ont le sens qui leur est donné dans la Procédure d'Identification des Créances, le cas échéant;

[4] **NOMME** KPMG Inc. à titre de Contrôleur dans le cadre de la Procédure d'Identification des Créances qui agira comme officier de la Cour en s'acquittant de ses fonctions de Contrôleur en vertu de la Procédure d'Identification des Créances en vertu de l'ordonnance actuellement demandée et de toute autre ordonnance de la présente Cour dans le cadre des présentes procédures;

[5] **ORDONNE** que le Contrôleur, de même que ses administrateurs, dirigeants, employés ou représentants, n'engage pas de responsabilité par suite de sa nomination et de l'accomplissement de ses fonctions à la suite de la présente ordonnance et de toutes autres ordonnances de la présente Cour dans le cadre des présentes procédures, sauf toute responsabilité née de sa faute lourde ou de son inconduite volontaire et nulle action ou autre procédure ne saurait être instituée contre le Contrôleur ou ses administrateurs, dirigeants, employés et représentants relativement à sa nomination, sa conduite comme Contrôleur ou l'exécution de toute disposition d'une ordonnance de la présente Cour, sauf avec l'autorisation préalable de la présente Cour après avis approprié au Contrôleur et à la requérante;

[6] **ORDONNE** que la requérante, ses administrateurs, dirigeants, employés et représentants donnent sur-le-champ au Contrôleur un accès sans restriction aux locaux, livres, registres, données, y compris des données sous forme électronique, et tous autres documents et renseignements ayant trait aux affaires de la requérante dans toute la mesure nécessaire ou utile à l'exécution des fonctions du Contrôleur aux termes de la Procédure d'Identification des Créances, de la présente ordonnance et de toute autre ordonnance de la Cour dans le cadre des présentes procédures;

[7] **ORDONNE** que l'Avis aux Réclamants, la Feuille de Renseignements, le Formulaire de Preuve de Créance et l'Avis de Rejet soient approuvés essentiellement suivant la forme et le fond de ceux qui sont énoncés en appendice A-1 et A-2 à l'annexe A de la présente ordonnance et comme pièces RCP-2 et RCP-3;

[8] **ORDONNE** que la Procédure d'Identification des Créances lie toutes les Personnes faisant valoir une Créance contre la requérante, sauf les Créances Exemptées;

[9] **ORDONNE** que l'avis relatif à la Procédure d'Identification des Créances et la diffusion des Documents d'Information soient effectués de la manière et dans les délais énoncés dans la Procédure d'Identification des Créances, en annexe A à la présente ordonnance;

[10] **ORDONNE** que la date d'effet pour l'établissement de l'existence de Créances contre la requérante (la « **Date d'Établissement** ») soit la date du prononcé de la présente ordonnance;

[11] **ORDONNE** que toutes les personnes ayant des Créances contre la requérante soumettent des Preuves de Créance au Contrôleur avant 17 h (heure avancée de l'Est) le 8 juillet 2005 (la « **Date d'Exclusion des Créances** »), à défaut de quoi ces personnes seront à jamais exclues, préclues et empêchées de faire valoir une telle Créance contre la requérante ou contre tout administrateur, dirigeant, employé ou représentant actuel ou antérieur de la requérante;

[12] **ORDONNE** qu'un Réclamant puisse produire une Preuve de Créance auprès du Contrôleur après la Date d'Exclusion de Créance (ci-après, une « **Preuve de Créance Tardive** ») uniquement en démontrant à la satisfaction du Contrôleur ou, si le Contrôleur remet un Avis de Rejet, à la satisfaction de la Cour, qu'il lui était impossible, selon toute diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et qu'elle a été produite dans les dix (10) jours du moment où la cause d'empêchement de sa production a été supprimée;

[13] **ORDONNE** que les Preuves de Créance Tardives (i) ne soient pas prises en compte pour établir le montant de toute distribution aux Porteurs de la requérante tant qu'elles n'ont pas été produites auprès du Contrôleur et jugées admissibles, (ii) ne confèrent pas le droit de prendre part aux provisions constituées pour le règlement de tous autres passifs de la Société qui ont été établis avant ce moment et (iii) le réclamant ne peut faire valoir une créance contre un Porteur de TIW, un administrateur ou un dirigeant de TIW au motif d'une distribution antérieure aux Porteurs de TIW;

[14] **ORDONNE** qu'une personne qui produit une Preuve de Créance auprès du Contrôleur lui fournisse, sur demande et dans le délai imparti par le Contrôleur, tels autres documents, renseignements et preuves, y compris au moyen d'un affidavit, selon ce que le Contrôleur juge nécessaire ou utile pour évaluer cette Créance, faute de quoi le Contrôleur rejette cette Preuve de Créance et transmet un Avis de Rejet au Réclamant;

[15] **ORDONNE** que le Contrôleur, sur consultation de la requérante, examine chaque Preuve de Créance reçue avant la Date d'Exclusion des Créances afin d'établir si oui ou non sa qualité ou son montant est contesté ou contestable;

[16] **ORDONNE** qu'advenant que le Contrôleur détermine, sur consultation de la requérante, que la Créance alléguée dans une Preuve de Créance contestée ou contestable, qu'il puisse tenter de résoudre le différend avec le consentement de la requérante et/ou expédie un Avis de Rejet au Réclamant rejetant la Preuve de Créance en tout ou en partie et donnant les motifs pour ce rejet complet ou partiel;

[17] **ORDONNE** qu'un réclamant qui souhaite s'opposer à un Avis de Rejet puisse le faire au moyen d'une requête à la Chambre commerciale de cette honorable Cour signifiée au Contrôleur et aux conseillers juridiques de la requérante dans les dix (10) jours de la réception de l'Avis de Rejet, faute de quoi le rejet partiel ou total de la Créance est définitif et lie le Réclamant;

ANNEXE A – PROCÉDURE D'IDENTIFICATION DES CRÉANCES*

1. **DÉFINITIONS**

Dans le présente Procédure d'Identification des Créances, les termes et expressions qui suivent ont le sens qui leur est donné ci-dessous :

« **Administration Fiscale** » Tout créancier qui est un pays, une province, un État, un comté, un district, un territoire, une municipalité, un ministère ou un organisme public qui possède des Créances contre TIW relativement aux impôts sur le revenu, aux retenues à la source, aux impôts sur le capital, aux taxes sur les produits et services, aux taxes de vente, aux impôts fonciers, aux taxes d'affaire ou autres taxes et impôts.

« **Arrangement** » L'arrangement mettant en cause la Société aux termes de l'article 192 de la *Loi canadienne sur les sociétés par actions* (« LCSA ») ainsi qu'en font foi les clauses de l'arrangement déposées auprès du directeur nommé en vertu de la LCSA.

« **Avis aux Réclamants** » L'avis publié dans les journaux afin d'informer les Réclamants éventuels de la Procédure Relative aux Créances conformément à l'ordonnance relative à la Procédure d'Identification des Créances.

« **Avis de Rejet** » Un avis écrit du Contrôleur à un Réclamant qui rejette une Preuve de Créance en tout ou en partie et qui énonce le motif à cet effet.

« **Contrôleur** » La personne nommée par la Cour afin de coordonner et superviser la Procédure Relative aux Créances.

« **Cour** » La Cour supérieure, district de Montréal, province de Québec, et, selon le cas, la Cour d'appel du Québec.

« **Créance Exemptée** » Toute Créance de la nature de celles énumérées au paragraphe 3.

« **Créances** » Tout droit de toute Personne contre TIW ayant trait à une dette, un élément de passif, ou une obligation de TIW qui existe à la Date d'Établissement ou qui est fondé en tout ou en partie sur des faits qui existaient avant ou à la Date d'Établissement et tous intérêts susceptibles de courir sur ceux-ci, qu'ils soient ou non réduits par jugement, liquides, non liquides, fixes, conditionnels, échus, non échus, contestés, non contestés, en droit, en equity, garantis, non garantis, actuels, futurs, connus, inconnus, par cautionnement, sûreté, apport, indemnisation ou autrement et que ce droit soit ou non de nature exécutoire. Notamment, les Créances comprennent (i) les créances d'une Administration Fiscale au titre desquelles TIW a produit une déclaration avant la Date d'Établissement et a fait l'objet d'une cotisation, (ii) les impôts qui ne nécessitent pas le dépôt d'une déclaration et sont exigibles au titre d'une période donnée ayant débuté avant la Date d'Établissement, (iii) des créances contre les administrateurs, dirigeants,

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* La présente annexe est une traduction officieuse de la version anglaise du « Schedule A – Claims Identification Process » approuvé par la Cour.

employés et représentants de TIW relativement à la conduite des affaires de la Société, (iv) un cautionnement donné par TIW au bénéfice d'un tiers, (v) les créances nées d'une déclaration ou d'une garantie de TIW dans un contrat, (vi) des engagements à indemniser de TIW, (vii) des dommages à contractuels et extracontractuels et (viii) des créances de Porteurs de TIW.

« **Réclamant** » Toute personne alléguant une Créance contre TIW, mais, pour toute certitude, excluant tout Réclamant vis-à-vis d'une Créance Exemptée, définie ci-après.

« **Date d'Établissement** » Le 20 mai 2005.

« **Date d'Exclusion des Créances** » 17 h (heure avancée de l'Est) le 8 juillet 2005 ou telle date ultérieure que la Cour peut ordonner.

« **Documents d'Information** » Un jeu de documents comportant la Feuille de Renseignements, un exemplaire de l'Ordonnance Relative à la Procédure d'Identification des Créances, un Formulaire de Preuve de Créance et tout autre document que le Contrôleur juge approprié ou souhaitable d'inclure.

« **DSP** » Les débentures subordonnées participatives 7 % en circulation de TIW émises le 15 février 1999, pour un montant en capital total d'environ 1,2 M CA.

« **Feuille de Renseignements** » La feuille de renseignements expédié aux créanciers qui fait partie des Documents d'Information relativement à la Procédure Relative aux Créances, la Date d'Exclusion des Créances et la manière de remplir et de transmettre les Preuves de Créance, de forme et de fond essentiellement analogues au document ci-joint en appendice A-1.

« **Formulaire de Preuve de Créance** » Le formulaire permettant de produire une Preuve de Créance par des Réclamants, de forme et de fond essentiellement analogues au document ci-joint en appendice A-2.

« **Ordonnance Relative à la Procédure d'Identification des Créances** » L'ordonnance prononcée par la Cour aux termes de la *Requête en nomination d'un Contrôleur et déroulement d'une procédure d'identification et d'évaluation des Créances*.

« **Personne** » Toute personne physique, personne morale ou association de personnes, tout patrimoine en fiducie, dont, notamment, une société de personnes, une association sans personnalité morale, une société par actions, une société coopérative ou une organisation, des successeurs d'une société de personnes, d'une association, d'une société par actions, d'une société ou d'une organisation, ainsi que leurs héritiers, exécuteurs testamentaires, liquidateurs de succession, administrateurs successoraux ou autres représentants successoraux d'une personne, selon les lois de la partie du Canada où le contexte s'applique.

« **Porteur de TIW** » Un porteur d'actions ordinaires de TIW.

« **Preuve de Créance** » Une Preuve de Créance produite par un Réclamant auprès du Contrôleur conformément à la Feuille de Renseignements et au Formulaire de Preuve de Créance donnant le détail de sa Créance et dûment détaillée par un état de compte, une facture ou une déclaration solennelle.

« **Procédure Relative aux Créances** » La procédure instaurée aux présentes prévoyant l'identification et l'évaluation des Créances, de même que toute autre procédure instaurée par la Cour afin de statuer sur des Créances et de les résoudre.

« **TIW** » ou la « **Société** » Télésystème Mobiles International Inc.

2. CRÉANCIERS SOUMIS À LA PROCÉDURE RELATIVE AUX CRÉANCES

La Procédure Relative aux Créances lie tous les Créanciers. Pour plus de certitude, les titulaires de Créances Exemptées ne sont pas considérés des créanciers aux fins de la Procédure Relative aux Créances eu égard à ces Créances Exemptées.

3. CRÉANCES EXEMPTÉES

Les Créances suivantes ne sont pas soumises à la Procédure Relative aux Créances et ne seront pas exclues aux termes du paragraphe 7 ci-dessous :

a) le capital et les intérêts dus aux porteurs des DSP et autres sommes payables sur celles-ci aux termes de l'acte de fiducie daté du 15 février 1999, en sa version modifiée;

b) les Créances des Porteurs de TIW vis-à-vis de la première distribution, des distributions ultérieures et de la dernière distribution, au sens du plan d'arrangement;

c) les Créances découlant d'une obligation née entièrement après la Date d'Établissement.

4. RÔLE DU CONTRÔLEUR EN VERTU DE LA PROCÉDURE RELATIVE AUX CRÉANCES

Le Contrôleur a pour tâche d'administrer la procédure de production et d'évaluation des Créances décrite aux présentes. Le Contrôleur est autorisé à prendre toute mesure et s'acquitter de toutes les tâches prévues dans l'Ordonnance Relative à la Procédure d'Identification des Créances, y compris la présente Procédure d'Identification des Créances.

5. AVIS AUX CRÉANCIERS

Conformément à l'Ordonnance Relative à la Procédure d'Identification des Créances, le Contrôleur :

a) expédie les Documents d'Information par courrier de première classe au plus tard le 3 juin 2005 (i) à tous les créanciers qui figurent aux livres et registres de TIW tant à la Date d'Établissement qu'à la date de mise à la poste et (ii) aux personnes

ayant entamé une procédure signifiée à TIW, toujours en cours, à la date de la mise à la poste, alléguant une cause d'action, née, en tout ou en partie, avant la Date d'Établissement;

b) expédie copie des Documents d'Information par courrier de première classe à tous les Porteurs de TIW et aux propriétaires véritables non opposés (au sens de la *National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer* et, au Québec, au sens du *Règlement 54-101 sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti*, ci-après les « **Instructions Générales** ») au plus tard le 3 juin 2005 et en livrant des exemplaires multiples des Documents d'Information aux intermédiaires conformément aux Instruction Générales au plus tard le 31 mai 2005;

c) livre un jeu des Documents d'Information et un avis aux porteurs des DSP au fiduciaire nommé en vertu de l'acte de fiducie régissant les DSP au plus tard le 31 mai 2005;

d) publie l'Avis aux Réclamants une fois la semaine pendant deux semaines consécutives dans chaque journal qui suit, débutant au plus tard le 1er juin 2005 :

- *The Globe and Mail* (édition nationale) et *La Presse;*
- *The Wall Street Journal;*
- *The Financial Times;*

e) expédie un exemplaire des Documents d'Information par courrier ordinaire, par messager, par télécopieur ou par courrier électronique, dès que possible à la suite d'une demande en ce sens, à tout Réclamant qui le demande.

<u>PRODUCTION DE PREUVES DE CRÉANCE</u>

a) Chaque Réclamant doit produire une Preuve de Créance auprès du Contrôleur au plus tard à la Date d'Exclusion des Créances;

b) les Preuves de Créance doivent être soumises au Contrôleur en personne, par messager, par livraison en main propre, par la poste ou par télécopieur à l'adresse et au numéro de télécopieur indiqués sur la Feuille de Renseignements de façon à ce que le Contrôleur les reçoive au plus tard à la Date d'Exclusion des Créances;

c) pour que le Contrôleur considère avoir reçu validement, une Preuve de Créance doit remplir les critères suivants :

(i) la Preuve de Créance doit être sous forme d'un Formulaire de Preuve de Créance;

(ii) la Preuve de Créance doit être remplie conformément à la Feuille de Renseignements;

d) le Contrôleur a pour instruction d'user de discrétion raisonnable à l'égard du caractère approprié de conformité à la procédure de rédaction et au mode de transmission des Preuves de Créance et le Contrôleur, s'il est convaincu que la Créance est dûment prouvée, peut renoncer à toute exigence stipulée aux présentes et dans les Documents d'Information relativement à la forme et au fond des Preuves de Créance.

7. **Défaut de produire une Preuve de Créance**

Tout Réclamant qui omet de produire une Preuve de Créance valide auprès du Contrôleur au plus tard à la Date d'Exclusion des Créances :

a) est à jamais privé du droit de faire valoir une Créance contre la Société ou contre tout administrateur, dirigeant, employé ou représentant actuel ou antérieur de la Société;

b) n'a pas droit à tout autre avis;

c) ne peut participer à titre de créancier à la Procédure Relative aux Créances;

d) ne peut toucher un paiement à l'égard d'une telle Créance;

sous réserve uniquement des stipulations des paragraphes 8 et 9.

8. **Production tardive de Preuves de Créance**

Un Réclamant ne peut produire une Preuve de Créance auprès du Contrôleur après la Date d'Exclusion des Créances (une « **Preuve Tardive de Créances** ») qu'en démontrant à la satisfaction du Contrôleur ou, si le Contrôleur remet un Avis de Rejet, à la satisfaction de la Cour, qu'il lui était impossible, avec toute diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et si elle est produite dans les dix (10) jours du moment où la cause en empêchant la production est supprimée. Les Preuves Tardives de Créance (i) ne sont pas prises en compte pour établir le montant de toute distribution aux Porteurs de TIW tant qu'elles ne sont pas déposées auprès du Contrôleur et jugées admissibles, (ii) ne confèrent pas le droit de participer aux provisions constituées pour le règlement d'autres passifs de la Société qui ont été établis avant ce moment et (iii) le Réclamant n'est pas en droit de faire valoir une Créance contre un Porteur, un administrateur ou un dirigeant de TIW au motif d'une distribution antérieure aux Porteurs de TIW.

9. **Évaluation des Preuves de Créance par le Contrôleur**

Aux termes de la Procédure d'Identification des Créances, le Contrôleur peut demander à tout Réclamant qui produit une Preuve de Créance tels autres renseignements et documents, y compris des déclarations solennelles, dans la mesure où cela est raisonnablement nécessaire pour évaluer cette Preuve de Créance et, si le Réclamant omet de fournir au Contrôleur ces

renseignements et documents dans le délai imparti, le Contrôleur peut rejeter la Preuve de Créance comme n'ayant pas été dûment produite et expédier un Avis de Rejet au Réclamant.

10. Créances contestées

Si le Contrôleur, sur consultation de la Société, juge que la Créance alléguée dans la Preuve de Créance est contestée ou contestable, il peut tenter de résoudre le différend avec le consentement de la Société et/ou expédier un Avis de Rejet au Réclamant.

11. Appel d'un Avis de Rejet

Tout Réclamant qui souhaite en appeler d'un Avis de Rejet peut le faire au moyen d'une requête à la Chambre commerciale de la Cour signifiée au Contrôleur et à Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l, conseillers juridiques de TIW dans les dix (10) jours de la réception de l'Avis de Rejet, faute de quoi le rejet partiel ou total de la Créance est définitif et lie le Réclamant.

Aux fins de calculer le délai d'appel pour un Avis de Rejet, le Réclamant est réputé avoir reçu l'Avis de Rejet :

a) s'il est expédié par courrier de première classe affranchi, trois (3) jours ouvrables après sa livraison au bureau de poste;

b) s'il est livré à personne, sur réception de celui-ci à l'adresse du destinataire prévu;

c) s'il est livré par messager, un jour ouvrable après la réception par le messager;

d) s'il est livré par télécopieur, le jour de la transmission de la télécopie.

12. Rapport sur les Créances reçues

Dès que possible après la Date d'Exclusion des Créances, le Contrôleur rend compte à la Cour et à TIW des Créances reçues et de leur nature, de même que de toutes autres étapes nécessaires pour donner suite aux Créances ainsi identifiées, le cas échéant.

APPENDICE A-1 À L'ANNEXE A*

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

FEUILLE DE RENSEIGNEMENTS

Télésystème Mobiles International Inc.(« **TIW** » ou la « **Société** ») a déposé un Arrangement en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions* (L.R.C. 1985, chap. C-44) (l'« **Arrangement** »). L'Arrangement a été approuvé par le nombre requis de Porteurs de TIW le 19 mai 2005 et approuvé par une ordonnance de la Cour supérieure (Chambre commerciale) de la province de Québec, district de Montréal (la « **Cour** ») le 20 mai 2005.

Sur ordonnance ultérieure de la Cour datée du 20 mai 2005 (l'« **Ordonnance Relative à la Procédure d'Identification des Créances** »), TIW a été autorisée, entre autres, à réaliser une procédure visant à faciliter l'identification et l'évaluation des obligations de la Société au 20 mai 2005 (la « **Procédure Relative aux Créances** ») en vue d'accélérer les distributions aux Porteurs de TIW aux termes de l'Arrangement. L'Arrangement envisage que tous les éléments de passif de TIW doivent être réglés ou provisionnés sous supervision de la Cour avant toute distribution.

Aux termes de l'Ordonnance Relative à la Procédure d'Identification des Créances, KPMG Inc. a été nommée afin de coordonner et superviser l'application de la Procédure Relative aux Créances.

On est prié de se reporter à l'Ordonnance Relative à la Procédure d'Identification des Créances et à l'annexe A à celle-ci intitulée « **Procédure d'Identification des Créances** » pour une description du stade initial de la Procédure Relative aux Créances, y compris toutes les questions ayant trait à la production d'une Preuve de Créance dans cette affaire. Les documents susmentionnés accompagnent le présent document. Tous les termes et expressions avec majuscule à l'initiale qui ne sont pas par ailleurs définis aux présentes ont le sens qui leur est donné dans la Procédure d'Identification des Créances.

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* La présente annexe est une traduction officieuse de la version anglaise du « Appendix A-1 to Schedule A-1 » approuvé par la Cour.

A. Procédure d'Identification des Créances

La Procédure d'Identification des Créances vise à identifier et évaluer votre Créance (au sens de la Procédure d'Identification des Créances), s'il en est, contre la requérante.

Tous les avis et demandes de renseignements ayant trait à la Procédure d'Identification des Créances devraient être adressés à :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'Arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1000
Montréal (Québec)
H3A 3N4

À l'attention de Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kmpg.ca

B. Instructions et autres renseignements aux créanciers

1. Preuve de Créance

Si vous estimez posséder une Créance contre TIW ou contre les administrateurs, dirigeants, employés et représentants de TIW relativement à la conduite des affaires de la Société qui soit née, en tout ou en partie, au plus tard le 20 mai 2005, vous devriez :

(i) remplir le Formulaire de Preuve de Créance ci-joint ou un document qui renferme les mêmes renseignements;

(ii) joindre au Formulaire de Preuve de Créance un état de compte ou une déclaration solennelle faisant état des caractéristiques de la Créance et renvoyant au contrat ou autre document constituant la source de l'obligation alléguée de TIW, selon le cas;

(iii) signer le Formulaire de Preuve de Créance ou le faire signer par un représentant autorisé du Réclamant;

(iv) transmettre la Preuve de Créance remplie au Contrôleur de l'une des façons prescrites par le paragraphe 6 de la Procédure d'Identification des Créances.

LE CONTRÔLEUR DOIT AVOIR REÇU LA PREUVE DE CRÉANCE AU PLUS TARD À LA DATE D'EXCLUSION DES CRÉANCES, SOIT À 17 H LE 8 JUILLET 2005. FAUTE DE LIVRER UNE PREUVE DE CRÉANCE DE FAÇON À CE QUE LE CONTRÔLEUR LA REÇOIVE AU PLUS TARD À LA DATE D'EXCLUSION DE CRÉANCE VOUS PRIVERA DE FAIRE VALOIR CETTE CRÉANCE CONTRE TIW OU SES ADMINISTRATEURS, DIRIGEANTS, EMPLOYÉS OU REPRÉSENTANTS ET

CETTE CRÉANCE SERA À JAMAIS ÉTEINTE ET EXCLUE, SANS AUTRE FORME D'AVIS.

La production tardive d'une Preuve de Créance ne sera permise que si vous démontrez à la satisfaction du Contrôleur, ou à la Cour en cas de désaccord, qu'il était impossible, avec toute la diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et qu'elle a été produite **dans les dix (10) jours** du moment où la cause en empêchant la production a été supprimée. Les droits rattachés à une Preuve de Créance Tardive peuvent faire l'objet de restrictions. Prière de se reporter au paragraphe 8 de la Procédure d'Identification des Créances.

2. *Évaluation des Preuves de Créance par le Contrôleur*

Aux termes de l'Ordonnance Relative à la Procédure d'Identification des Créances, le Contrôleur peut demander à un Réclamant qui produit une Preuve de Créance tels autres renseignements et documents, dans la mesure où cela est raisonnablement nécessaire, visant à valider et évaluer cette Preuve de Créance. En l'absence de la remise de ces renseignements demandés dans le délai stipulé, le Contrôleur peut rejeter la Preuve de Créance comme n'ayant pas été dûment produite et expédier un Avis de Rejet (voir le .3 ci-dessous).

3. *Créances contestées/Avis de Rejet*

Si le Contrôleur, sur consultation de la Société, détermine que la qualité ou le montant de la Créance alléguée dans la Preuve de Créance est contesté ou contestable, il peut tenter de résoudre le différend avec le consentement de la Société et/ou envoyer un Avis de Rejet au Réclamant.

Un Avis de Rejet s'entend d'un avis écrit du Contrôleur à un Réclamant par lequel est rejeté une Preuve de Créance en tout ou en partie et qui en énonce le motif.

4. *Appel de l'Avis de Rejet*

TOUT RÉCLAMANT QUI SOUHAITE EN APPELER D'UN AVIS DE REJET DÉLIVRÉ PAR LE CONTRÔLEUR PEUT LE FAIRE AU MOYEN D'UNE REQUÊTE SOUMISE À LA COUR, SIGNIFIÉE AU CONTRÔLEUR ET À FASKEN MARTINEAU DUMOULIN S.E.N.C.R.L., s.r.l., CONSEILLERS JURIDIQUES DE LA SOCIÉTÉ DANS LES DIX (10) JOURS DE LA RÉCEPTION DE L'AVIS DE REJET, FAUTE DE QUOI LE REJET PARTIEL OU TOTAL DE LA CRÉANCE EST DÉFINITIF ET LIE LE RÉCLAMANT.

APPENDICE A-2 À L'ANNEXE A*

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

PREUVE DE CRÉANCE

A. RENSEIGNEMENTS SUR LE RÉCLAMANT :

1 Nom et prénom complet du Réclamant : ______________________

2 Adresse postale complète : ______________________
____
____

3 Numéro de téléphone : ______________________

4 Numéro de télécopieur : ______________________

5 Adresse électronique : ______________________

6 À l'attention de (contact et poste) : ______________________

B. CRÉANCE

Je soussigné ______________________ (nom du Réclamant ou du représentant autorisé du Réclamant) certifie ce qui suit :

1. Je suis le Réclamant de / occupe le poste ________________ du Réclamant et ai connaissance de toutes les circonstances reliées à la Créance décrites aux présentes;

2. Au 20 mai 2005, le Réclamant détenait la Créance suivante contre Télésystème Mobiles International Inc. (la « **Société** »);

3. La Créance est toujours impayée.

Si la Créance a trait au versement d'un montant donné, veuillez indiquer le montant et la monnaie dans laquelle elle est payable :

Montant de la Créance : ______________________ ______________________
Monnaie

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* La présente annexe est une traduction officieuse de la version anglaise du « Appendix A-2 to Schedule A » approuvé par la Cour.

C. RENSEIGNEMENTS SUR LA CRÉANCE

a) Les renseignements sur la Créance du soussigné sont décrits ci-après ou figurent à l'état de compte et/ou aux autres documents ci-joints :

____
____
____
____
____
____
____
____
____
____

(Donner tous les renseignements relatifs à la Créance et les documents justificatifs, y compris le montant, la description de la ou les opérations ou ententes donnant lieu à la Créance, le nom de la ou les cautions ayant garanti la Créance, la date et le numéro de toutes les factures, tous les renseignements relatifs aux crédits, escomptes, etc. réclamés).

b) Eu égard à la Créance :

☐ Le Réclamant détient une sûreté grevant des actifs de la Société.

☐ Le Réclamant ne détient pas de sûreté.

LA PREUVE DE CRÉANCE DOIT ÊTRE RETOURNÉE ET REÇUE PAR LE CONTRÔLEUR AU PLUS TARD À 17 H (HEURE DE MONTRÉAL) À LA DATE D'EXCLUSION DES CRÉANCES LE 8 JUILLET 2005 À L'ADRESSE SUIVANTE :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1000
Montréal (Québec)
H3A 3N4

À l'attention de Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kmpg.ca

Fait à ____________ le ______________________ 2005.

Par : ______________________

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. UNDER S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44) (THE "ARRANGEMENT")

NOTICE TO CLAIMANTS OF A CLAIM PROCESS AND CLAIMS BAR DATE FOR THE FILING OF CLAIMS

NOTICE IS HEREBY GIVEN that subsequent to the approval of the Arrangement, and pursuant to an Order of the Superior Court of Québec made May 20, 2005 (the "Order"), a claims process was approved for the identification, filing and valuation of claims towards Telesystem International Wireless Inc. (**"TIW"** or the **"Company"**) (the **"Claims Identification Process"**).

PLEASE TAKE NOTE that every person who believes that he holds a fixed or contingent claim, other than an exempt claim, towards TIW, or towards the directors, officers, employees and agents of TIW, related to the conduct of the affairs of the Company, which arose in whole or in part **on or prior to May 20th, 2005**, must file a proof of claim with KPMG Inc., the Court-Appointed Monitor of the Claim Process, which must be received by the Monitor before 5:00 P.M. (Eastern Daylight Saving Time) on Friday, July 8th, 2005 (the « **Claims Bar Date** »).

A CLAIMANT MUST FILE A PROOF OF CLAIM WITH THE MONITOR WHICH MUST BE RECEIVED BY THE MONITOR ON OR BEFORE THE CLAIMS BAR DATE, FAILING WHICH THE CLAIMANT SHALL BE PREVENTED FROM ASSERTING SUCH A CLAIM TOWARDS THE COMPANY AND THE DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS OF THE COMPANY AND THE CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted.

CLAIMANTS REQUIRING INFORMATION or claim documentation may contact KPMG Inc., Court-Appointed Monitor, 2000 McGill College, suite 1000, Montréal, Québec, H3A 3N4, Attention : Richard Lépine, Tel: (514) 840-2501, Fax; (514) 840-2121, e-mail: rlepine@kpmg.ca

DATED AT MONTRÉAL, this 24th day of May, 2005.
KPMG Inc.
(In its capacity as Court-Appointed Monitor)

Gaetano Di Guglielmo, CA

SUPERIOR COURT

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

No.: 500-11-025519-055

DATE: MAY 20, 2005

IN THE PRESENCE OF: THE HONOURABLE JUSTICE CLEMENT GASCON, J.C.S..

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE *CANADA BUSINESS CORPORATIONS ACT* (R.C.S. 1985 c. C-44) (the "CBCA")

and

TELESYSTEM INTERNATIONAL WIRELESS INC.;
Petitioner

and

KPMG INC.,

and

THE DIRECTOR,

Mis en cause

ORDER

---

[1] **DECLARES** that the prior notice of the presentation of the Applications for the Appointment of a Monitor and the Conduct of a Claims Identification and Valuation Process given to the Director is valid and sufficient;

[2] **ORDERS** that the Claims Identification Process be approved in the form set out as Schedule "A" to the present Order (the "**Claims Identification Process**");

[3] **DECLARES** that capitalized terms in the present Order shall have the meaning ascribed to them in the Claims Identification Process, as the case may be;

[4] **APPOINTS** KPMG Inc. as Monitor to the Claims Identification Process to perform as an officer of this Court the duties and functions of the Monitor under the Claims Identification Process, the order presently sought and any further order of this Court within the present proceedings;

[5] **ORDERS** that the Monitor, and its directors, officers, employees and agents shall not incur any liability or obligation as a result of its appointment and the fulfilment of its duties further to the present Order and any further orders of this Court within the present proceedings, save and except any liability or obligation arising from its gross negligence or wilful misconduct, and no action or other proceedings should be commenced against the Monitor or its directors, officers, employees and agents relating to its appointment, its conduct as Monitor or the carrying out the provision of any order of this Court, except with prior leave of this Court after due notice to the Monitor and Petitioner;

[6] **ORDERS** that Petitioner, its directors, officers, employees and agents give forthwith to the Monitor unrestricted access to the premises, books, records, data, including data in electronic form, and all other documents and information concerning the affairs of Petitioner to the fullest extent necessary or merely useful to the performance of the duties and functions of the Monitor under the Claims Identification Process, this order and any further order of the Court within the present proceedings;

[7] **ORDERS** that the Notice to Claimants, Information Sheet, Proof of Claim Form and Rejection Notice be approved in substantially the form and content set out in annexes A-1 and A-2 to Schedule "A" of the present Order and in Exhibits RCP-2 and RCP-3;

[8] **ORDERS** that the Claims Identification Process be binding upon all Persons asserting a Claim against Petitioner, save and except for the Exempt Claims;

[9] **ORDERS** that notice of the Claims Identification Process and distribution of the Information Documents shall be performed in the manner and within the delays set out in the Claims Identification Process, Schedule "A" to the present Order;

[10] **ORDERS** that the effective date for the determination of the existence of Claims against Petitioner (the "**Determination Date**") shall be the date of issuance of the present Order;

[11] **ORDERS** that all persons having Claims against Petitioner shall submit Proofs of Claim to the Monitor before 5:00 p.m., Eastern Daylight Time, on July 8th, 2005, (the "**Claims Bar Date**"), failing which such persons shall be forever barred, estopped and enjoined from asserting any such Claim against Petitioner, or against any present or past director, officer, employee or agent of Petitioner;

[12] **ORDERS** that a claimant may only file a proof of claim with the Monitor after the Claims Bar Date (hereinafter a "**Late Proof of Claim**") by showing to the satisfaction of the Monitor, or, should the Monitor issue a Rejection Notice, to the satisfaction of the Court, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed within ten(10) days of the moment when the cause preventing the filing was removed;

[13] **ORDERS** that Late Proofs of Claim (i) shall not be taken into account in determining the amount of any distribution to the Shareholders of Petitioner until they are filed with the Monitor and held admissible; (ii) shall not be entitled to share into reserves for the payment of other liabilities of the Company which have been established prior to such time; and (iii) the claimant shall not be entitled to assert any Claim against any TIW Shareholder, director or officer by reason of any prior distribution to the TIW Shareholders;

[14] **ORDERS** that any person filing a Proof of Claim with the Monitor shall provide the Monitor on request and within the delay prescribed by the Monitor with such further document, information and evidence, including by way of affidavit, as the Monitor deems necessary or useful to assess such Claim, failing which the Monitor shall reject such Proof of Claim and send a Rejection Notice to the claimant;

[15] **ORDERS** that the Monitor, in consultation with Petitioner, review each Proof of Claim received before the Claims Bar Date in order to determine whether its merits or amount is disputed or disputable;

[16] **ORDERS** that should the Monitor determine, in consultation with Petitioner, that the Claim alleged in a Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of Petitioner and/or send a Rejection Notice to the claimant dismissing the Proof of Claim in whole or in part and giving the reasons for such complete or partial dismissal;

[17] **ORDERS** that any claimant who wishes to contest a Rejection Notice may do so by way of motion to the Commercial Division of this Honourable Court served on the Monitor and counsel of record to Petitioner within ten (10) days of receipt of the Rejection Notice, failing which the partial or total rejection of the Claim shall be final and binding on the claimant;

[18] **ORDERS** that once the nature and amount of the Claims have been identified through the Claims Identification Process, the Monitor shall report to this Honourable Court and Petitioner and make its recommendations as to any further process or step required for dealing with the Claims so identified;

SCHEDULE A – CLAIMS IDENTIFICATION PROCESS

1. **DEFINITIONS**

In this Claims Identification Process, the following terms have the meaning hereinbelow ascribed:

"**Arrangement**" means the arrangement involving the Company under the provisions of s. 192 of the *Canada Business Corporations Act* ("CBCA"), as witnessed by the Articles of Arrangement filed with the Director appointed under the CBCA;

"**Claimant**" means any person alleging a Claim against TIW, but for greater certainty, excludes any Claimant with respect to an Exempt Claim as hereinafter defined;

"**Claims**" means any right of any Person against TIW in connection with any indebtedness, liability or obligation of TIW which are in existence at the Determination Date or based in whole or in part on facts which existed before or at the Determination Date and any interest that may be accrued thereon, whether or not reduced by judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, contribution, indemnity or otherwise and whether or not such a right is executory in nature. Without limiting the generality of the foregoing, Claims do include (i) claims of a Taxation Authority on account of which TIW has filed a return prior to the Determination Date and has been assessed; (ii) taxes that do not require the filing of a return and are payable on account of a given period that started prior to the Determination Date; (iii) claims against the directors, officers, employees and agents of TIW related to the conduct of the affairs of the Company; (iv) a guarantee given by TIW to the benefit of a third party; (v) claims arising from any representation or warranty of TIW in any contract; (vi) indemnification undertakings of TIW; (vii) contractual and extracontractual damages and (viii) claims of the holders of securities of TIW;

"**Claims Bar Date**" means 5:00 p.m. Eastern Daylight Saving Time on July 8th, 2005 or any later date as may be ordered by the Court;

"**Claims Process**" means the process established herein providing for the identification and valuation of Claims as well as any further process established by the Court to adjudicate and resolve Claims;

"**Claims Identification Process Order**" means the order rendered by the Court pursuant to the *Application for the Appointment of a Monitor and the Conduct of a Claims Identification and Valuation Process*;

"**Court**" means the Superior Court, district of Montreal, province of Québec, and, as the case may be, the Court of Appeal of Québec;

"**Determination Date**" means May 20th, 2005;

"**ESD**" means the outstanding 7% equity subordinated debentures of TIW issued on February 15, 1999, having an aggregate principal amount of approximately CDN$1.2 million;

"**Exempt Claim**" means any Claim of the nature of those listed in paragraph 3;

"**Information Documents**" means a set of documents that shall include the Information Sheet, a copy of the Claims Identification Process Order, a Proof of Claim Form and any other document that the Monitor may consider appropriate or advisable to include;

"**Information Sheet**" means the information sheet sent to the creditors as part of the Information Documents regarding the Claims Process, the Claims Bar Date and the manner to complete and forward Proofs of Claim, substantially in the form and content of the document attached hereto as Annex A-1;

"**Monitor**" means the person appointed by the Court to coordinate and supervise the Claims Process;

"**Notice to Claimants**" means the notice published in newspapers to inform possible Claimants of the Claims Process, in accordance with the Claims Identification Process Order;

"**Person**" means any individual, natural or legal person, association of persons, trust patrimony, including without limiting the generality of the foregoing, a partnership, an unincorporated association, a corporation, a cooperative society or an organization, the successors of a partnership, association, corporation, society or organization, and their heirs, executors, liquidators of the succession, administrators or other legal representative of a person, according to the laws of that part of Canada to which the context extends;

"**Proof of Claim**" means a proof of claim filed by a Claimant with the Monitor in accordance with the Information Sheet and Proof of Claim Form detailing its claim and duly supported by a statement of account, invoice or affidavit;

"**Proof of Claim Form**" means the form for the filing of a Proof of Claim by Claimants, substantially in the form and content of the document attached hereto as Annex A-2;

"**Rejection Notice**" means a notice in writing of the Monitor to a Claimant rejecting a Proof of Claim in whole or in part and stating the reason for so doing;

"**Taxation Authority**" means any creditor that is a country, province, state, county, district, territory, municipality, department or public agency that has Claims against TIW with respect to income, withholding, capital, goods and services, sales, real estate, business or other taxes;

"**TIW**" or the "**Company**" means Telesystem International Wireless Inc.;

"**TIW Shareholder**" means a holder of common shares of TIW.

2. **Creditors subject to the Claims Process**

The Claims Process is binding on all creditors. For greater certainty, holders of Exempt Claims are not considered to be creditors for the purpose of the Claims Process, with respect to such Exempt Claims.

3. **Exempt Claims**

The following Claims are not subject to the Claims Process and will not be barred pursuant to paragraph 7 hereof:

(a) the principal amount and interest due to the holders of the ESD and other moneys payable thereto under the Indenture dated as of February 15, 1999, as amended;

(b) Claims of the TIW shareholders to the First Distribution, the Subsequent Distributions and the Final Distribution, as defined in the Plan of Arrangement;

(c) Claims arising from an obligation which originated entirely after the Determination Date.

4. **Role of Monitor under the Claims Process**

The Monitor is in charge of administering the procedure for filing and valuing Claims described herein. The Monitor is authorized to take all actions and fulfill all duties provided for in the Claims Identification Process Order inclusive of the present Claims Identification Process.

5. **Notice to creditors**

In accordance with the Claims Identification Process Order, the Monitor shall:

(a) send the Information Documents by first class mail no later than on June 3rd, 2005 (i) to all creditors appearing on the books and records of TIW both as at the Determination Date and as at the date of mailing, and (ii) to the persons having commenced proceedings which have been served on TIW and remain pending as at the date of mailing, alleging a cause of action that arose in whole or in part prior to the Determination Date;

(b) send a copy of the Information Documents by first class mail to all registered TIW Shareholders and TIW non-objecting beneficial owners (as defined in *National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer and, in Québec, with Regulation 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer*, hereinafter the "**Policies**") no later than on June 3rd, 2005, and by delivering multiple copies of the Information Documents to intermediaries in accordance with the Policies no later than on May 31st, 2005;

(c) deliver a set of the Information Documents and a notice to the bondholders to the trustee under the Indenture governing the ESD no later than on May 31st, 2005;

(d) publish the Notice to Claimants once weekly during two consecutive weeks in each of the following newspapers starting no later than on June 1st, 2005:

- *The Globe and Mail* (National Edition) and *La Presse*;
- *The Wall Street Journal*;
- *The Financial Times*;

(e) send a copy of the Information Documents by regular mail, courier, facsimile machine or electronic mail, as soon as possible following the request, to any Claimant requesting such information.

6. **FILING PROOFS OF CLAIM**

(a) Every Claimant must file a Proof of Claim with the Monitor, on or before the Claims Bar Date;

(b) Proofs of Claim must be submitted to the Monitor in person, by courier, by hand delivery, by mail or by facsimile, at the address and facsimile number indicated on the Information Sheet, so as to be received by the Monitor no later than the Claims Bar Date;

(c) to be considered by the Monitor to have been validly received, a Proof of Claim must meet the following criteria:

(i) the Proof of Claim must be in the form of a completed set of the Proof of Claim Form;

(ii) the Proof of Claim must be completed in accordance with the Information Sheet;

(d) the Monitor is instructed to use its reasonable discretion regarding the adequacy of compliance with the drafting procedure and mode of transmission of Proofs of Claim and the Monitor may, if it is satisfied that the Claim is properly proved, waive any given requirement stipulated herein and in the Information Documents regarding the form and content of the Proofs of Claim.

7. **FAILURE TO FILE A PROOF OF CLAIM**

Any Claimant that fails to file a valid Proof of Claim with the Monitor on or before the Claims Bar Date:

(a) shall forever be deprived of the right to assert or enforce any Claim against the Corporation, or against any present or past director, officer, employee or agent of the Company;

(b) shall not be entitled to any further notice;

(c) shall not participate as a creditor in the Claims Process; and

(d) shall not receive any payment with respect to such Claim;

subject only to the provisions of sections 8 and 9.

8. LATE FILING OF PROOFS OF CLAIM

A Claimant may only file a Proof of Claim with the Monitor after the Claims Bar Date (a **"Late Proof of Claim"**) by showing to the satisfaction of the Monitor or, should the Monitor issue a Rejection Notice, to the satisfaction of the Court, that it was impossible, with all reasonable diligence, to file same prior to the Claims Bar Date and it is filed within ten (10) days of the moment when the cause preventing the filing was removed. Late Proofs of Claim (i) shall not be taken into account in determining the amount of any distribution to the TIW Shareholders until they are filed with the Monitor and held admissible; (ii) shall not be entitled to share into reserves for the payment of other liabilities of the Company which have been established prior to such time; and (iii) the Claimant shall not be entitled to assert any Claim against any TIW Shareholder, director or officer by reason of any prior distribution to the TIW Shareholders.

9. VALUATION OF PROOFS OF CLAIM BY THE MONITOR

Pursuant to this Claims Identification Process, the Monitor is entitled to request from any Claimant filing a Proof of Claim such further information and documentation, including affidavits, to the extent reasonably required to value such Proof of Claim and, should the Claimant fail to provide the Monitor with such information or documentation within the prescribed delay, the Monitor may dismiss the Proof of Claim as having not been properly filed and send a Rejection Notice to the Claimant.

10. DISPUTED CLAIMS

Should the Monitor, in consultation with the Company, determine that the Claim alleged in a Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of the Company and/or send a Rejection Notice to the Claimant.

11. APPEAL FROM A REJECTION NOTICE

Any Claimant who wish to appeal from a Rejection Notice may do so by way of motion to the Commercial Division of the Court served on the Monitor and Fasken Martineau DuMoulin, LLP, counsel to TIW within ten (10) days of receipt of the Rejection Notice, failing which the partial or total rejection of the Claim shall be final and binding on the Claimant.

For the purpose of computing the delay to appeal from a Rejection Notice, the Claimant shall be deemed to have received the Rejection Notice:

(a) if sent by prepaid first class mail, three (3) business days after delivery thereof to the post office;

ANNEX A-1 TO SCHEDULE "A"

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

INFORMATION SHEET

Telesystem International Wireless Inc. ("**TIW**" or the "**Company**") has filed an arrangement under s. 192 of the Canada business Corporations Act (R.C.S. 1985 c. C-44) (the "**Arrangement**"). This arrangement was approved by the requisite number of TIW's shareholders on May 19, 2005, and approved by an Order of the Superior Court (Commercial Division) of the Province of Québec, District of Montreal (the "**Court**") on May 20, 2005.

By further Order of the Court dated May 20, 2005 (the "Claims Identification Process Order"), TIW was authorized to, among other things, conduct a process in order to facilitate the identification and valuation of the obligations of the Company as of May 20, 2005, (the "**Claims Process**") with a view to expedite distributions to TIW's shareholders pursuant to the terms of the Arrangement. The Arrangement contemplates that all liabilities of TIW are to be paid or provisioned under Court supervision prior to any such distribution.

Pursuant to the Claims Identification Process Order, KPMG Inc. was appointed to co-ordinate and supervise the administration of the Claims Process.

Reference is made to the Claims Identification Process Order and Schedule A thereto entitled "**Claims Identification Process**" for a description of the initial stage of the Claims Process, including all matters relevant to filing a Proof of Claim in this matter. The above-referenced material is provided along with this material. All capitalized terms which are not otherwise defined herein have the meanings ascribed to them in the Claims Identification Process.

A. Claims Identification Process

The Claims Identification Process is intended to identify and value your Claim (as defined in the Claims Identification Process), if any, against the Petitioner.

All notices and enquiries with respect to this Claims Identification Process should be addressed to:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000
Montréal, Québec
H3A 3N4

Attention:	Richard Lépine
Telephone:	(514) 840-2501
Fax:	(514) 840-2121
E-mail:	rlepine@kpmg.ca

B. Instructions and Other Information for Creditors

1. Proof of Claim

If you believe that you have a Claim against TIW, or a Claim against the directors, officers, employees or agents of TIW related to the conduct of the affairs of the Company, that arose in whole or in part on or prior to May 20th, 2005, you should:

i) Complete the enclosed Proof of Claim form or a document containing the same information;

ii) Attach to the Proof of Claim form a statement of account or sworn statement showing the particulars of the Claim and referring to the contract or other document as the source of the alleged obligation of TIW, as the case may be;

iii) Sign the Proof of Claim form or have it signed by an authorized representative of the Claimant;

iv) Forward the completed Proof of Claim to the Monitor in anyone of the manners prescribed in paragraph 6 to the Claims Identification Process.

THE PROOF OF CLAIM MUST BE RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE OF 5:00 P.M. ON JULY 8, 2005. FAILURE TO DELIVER A PROOF OF CLAIM SO THAT IT IS RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE WILL DEPRIVE YOU FROM ASSERTING SUCH CLAIM AGAINST TIW OR ITS DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS AND SUCH CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED, WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable

diligence, to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted. Please refer to S.8 of the Claims Identification Process.

2. *Valuation of Proofs of Claims by the Monitor*

Pursuant to the Claims Identification Process Order, the Monitor is entitled to request from any Claimant filing a Proof of Claim such further information and documentation, to the extent reasonably required, to validate and value such Proof of Claim. In the absence of the provision of this requested information within the stipulated delay, the Monitor may dismiss the Proof of Claim as having not been properly filed and send a Rejection Notice (See 3., below)

3. *Disputed Claims / Rejection Notices*

Should the Monitor, in consultation with the Company, determine that the merits or the amount of the Claim alleged in the Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of the Company and/or send a Rejection Notice to the Claimant.

A Rejection Notice means a notice in writing from the Monitor to a Claimant rejecting a Proof of Claim in whole or in part and stating the reason therefore.

4. *Appeal from a Rejection Notice*

ANY CLAIMANT WISHING TO APPEAL A REJECTION NOTICE ISSUED BY THE MONITOR MAY DO SO BY WAY OF A MOTION TO THE COURT, SERVED ON THE MONITOR AND FASKEN MARTINEAU DUMOULIN, LLP, COUNSEL TO THE COMPANY WITHIN TEN (10) DAYS OF RECEIPT OF THE REJECTION NOTICE, FAILING WHICH THE PARTIAL OR TOTAL REJECTION OF THE CLAIM SHALL BE FINAL AND BINDING ON THE CLAIMANT.

ANNEX A-2 TO SCHEDULE "A"

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRFELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

PROOF OF CLAIM

A. PARTICULARS OF CLAIMANT:

1 Full Legal Name of Claimant: ____________________

2 Full Mailing Address: ____________________
____
____

3 Telephone Number: ____________________

4 Facsimile Number: ____________________

5 E-Mail Address: ____________________

6 Attention (Contact Person and Position): ____________________

B. CLAIM

I ____________________ [Name of Claimant or authorized representative of the Claimant], do hereby certify:

1 That I am the Claimant of / hold the position of __________ of the Claimant and have knowledge of all the circumstances connected with the Claim described herein;

2 That as of May 20th, 2005, the Claimant held the following Claim against Telesystem International Wireless Inc. (the "**Company**");

3 The Claim remains outstanding.

If the Claim is to the payment of a given amount, please indicate the amount and currency in which it is payable:

Amount of Claim : ______________________ ______________________
currency

C. **PARTICULARS OF CLAIM**

a) The particulars of the undersigned's Claim are described as follows, or appear from the statement of account and/or other documents attached hereto:

____
____
____
____
____
____
____
____
____
____
____
____

(Provide full particulars of the Claim and supporting documentation, including amount, description of transaction(s) or agreements(s) giving rise to the Claim, name of any guarantor(s) which has guaranteed the Claim, date and number of all invoices, particulars of all credits, discounts etc. claimed).

b) With respect to the Claim:

☐ the Claimant holds a security interest over assets of the Company.

☐ the Claimant holds no security interest.

THE PROOF OF CLAIM MUST BE RETURNED TO AND RECEIVED BY THE MONITOR AT OR BEFORE 5:00 P.M. (MONTREAL TIME) ON THE CLAIMS BAR DATE OF July 8, 2005 AT THE FOLLOWING ADDRESS:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000
Montéal, Québec
H3A 3N4

Attention: Richard Lépine
Telephone: (514) 840-2501
Fax: (514) 840-2121
E-mail: rlepine@kpmg.ca

Dated at ______________ this ______ day of __________, 2005.

Per: ______________________________

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

PREUVE DE CRÉANCE

A. RENSEIGNEMENTS SUR LE RÉCLAMANT :

1 Nom et prénom complet du Réclamant : ______________________

2 Adresse postale complète : ______________________

____

____

3 Numéro de téléphone : ______________________

4 Numéro de télécopieur : ______________________

5 Adresse électronique : ______________________

6 À l'attention de (contact et poste) : ______________________

B. CRÉANCE

Je soussigné ______________________ (nom du Réclamant ou du représentant autorisé du Réclamant) certifie ce qui suit :

1. Je suis le Réclamant de / occupe le poste ______________ du Réclamant et ai connaissance de toutes les circonstances reliées à la Créance décrites aux présentes;
2. Au 20 mai 2005, le Réclamant détenait la Créance suivante contre Télésystème Mobiles International Inc. (la « **Société** »);
3. La Créance est toujours impayée.

Si la Créance a trait au versement d'un montant donné, veuillez indiquer le montant et la monnaie dans laquelle elle est payable :

Montant de la Créance : ______________________ ______________________

Monnaie

C. RENSEIGNEMENTS SUR LA CRÉANCE

a) Les renseignements sur la Créance du soussigné sont décrits ci-après ou figurent à l'état de compte et/ou aux autres documents ci-joints :

____

____

____

____

____

(Donner tous les renseignements relatifs à la Créance et les documents justificatifs, y compris le montant, la description de la ou les opérations ou ententes donnant lieu à la Créance, le nom de la ou les cautions ayant garanti la Créance, la date et le numéro de toutes les factures, tous les renseignements relatifs aux crédits, escomptes, etc. réclamés).

b) Eu égard à la Créance :

☐ Le Réclamant détient une sûreté grevant des actifs de la Société.

☐ Le Réclamant ne détient pas de sûreté.

LA PREUVE DE CRÉANCE DOIT ÊTRE RETOURNÉE ET REÇUE PAR LE CONTRÔLEUR AU PLUS TARD À 17 H (HEURE DE MONTRÉAL) À LA DATE D'EXCLUSION DES CRÉANCES LE 8 JUILLET 2005 À L'ADRESSE SUIVANTE :

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

PROOF OF CLAIM

A. PARTICULARS OF CLAIMANT:

1 Full Legal Name of Claimant: ______________________
2 Full Mailing Address: ______________________
____
____
3 Telephone Number: ______________________
4 Facsimile Number: ______________________
5 E-Mail Address: ______________________
6 Attention (Contact Person and Position): ______________________

B. CLAIM

I ______________________ [Name of Claimant or authorized representative of the Claimant], do hereby certify:

1 That I am the Claimant of / hold the position of __________ of the Claimant and have knowledge of all the circumstances connected with the Claim described herein;

2 That as of May 20th, 2005, the Claimant held the following Claim against Telesystem International Wireless Inc. (the **"Company"**);

3 The Claim remains outstanding.

If the Claim is to the payment of a given amount, please indicate the amount and currency in which it is payable:

Amount of Claim : ______________________ ______________________
currency

C. PARTICULARS OF CLAIM

a) The particulars of the undersigned's Claim are described as follows, or appear from the statement of account and/or other documents attached hereto:

____
____
____
____
____

(Provide full particulars of the Claim and supporting documentation, including amount, description of transaction(s) or agreements(s) giving rise to the Claim, name of any guarantor(s) which has guaranteed the Claim, date and number of all invoices, particulars of all credits, discounts etc. claimed).

b) With respect to the Claim:
- ☐ the Claimant holds a security interest over assets of the Company.
- ☐ the Claimant holds no security interest.

THE PROOF OF CLAIM MUST BE RETURNED TO AND RECEIVED BY THE MONITOR AT OR BEFORE 5:00 P.M. (MONTREAL TIME) ON THE CLAIMS BAR DATE OF July 8, 2005 AT THE FOLLOWING ADDRESS:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000

CANADA

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL

No: 500-11-025519-055

SUPERIOR COURT
(Commercial Division)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 C. c-44)

TELESYSTEM INTERNATIONAL WIRELESS INC.

Petitioner

and

KPMG INC.

and

THE DIRECTOR

Mis en cause

AFFIDAVIT

I, the undersigned, Martin Richard, having a professional domicile at 1000 de la Gauchetière West, Montréal, Québec, H3B 4W5, solemnly declare:

1. I am an employee of Bowne Financial Print;

2. The services of Bowne Financial Print were retained by Telesystem International Wireless Inc. ("TIW") in order to proceed with the mailing of the following material:

   (a) Notice to Shareholders of a Claim Process;

   (b) Information Sheet;

   (c) Notice to Claimants of a Claim Process and Claims Bar Date for the filing of Claims;

   (d) Claims Identification Process Order; and

   (e) Proof of Claim Form;

a copy of which is filed herewith as **Exhibit A** (the "Information Documents");

3. On May 31, 2005, multiple copies of the Information Documents were delivered to ADP Investor Communications Services at 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5 and to ADP Proxy Services at 51 Mercedes Way, Edgewood, New York, United States, 11717-8333;

4. All the facts alleged in the present affidavit are true and I have personal knowledge thereof.

AND I HAVE SIGNED:

MARTIN RICHARD

Solemnly affirmed before me, in Montreal, on July 26, 2005

Elise Normandeau

Commissioner of Oaths

COMMISSAIRE À L'ASSERMENTATION
ELISE NORMANDEAU
93.978
TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

AVIS AUX ACTIONNAIRES D'UNE PROCÉDURE RELATIVE AUX CRÉANCES

La procédure d'Identification des Créances ci-jointe s'applique aux porteurs d'actions ordinaires de Télésystème Mobiles International Inc. (« **Porteurs de TIW** ») qui estime détenir une créance fixe ou conditionnelle, autre qu'une créance exemptée, à l'endroit de Télésystème Mobiles International inc. (« **TIW** ») ou des administrateurs, dirigeants, employés et représentants de TIW, relativement à la conduite des affaires de la Société, qui soit née en tout ou en partie au plus tard le 20 mai 2005. Sont des Créances Exemptées aux termes de la Procédure d'Identification des Créances, les créances des Porteurs de TIW vis-à-vis de la Première Distribution, des Distributions Ultérieures et de la Dernière Distribution, au sens du Plan d'Arrangement (les « **Distributions** »). **Conséquemment, un Porteur de TIW dont la créance à l'endroit de TIW se limite à recevoir les Distributions, n'a pas à compléter le Formulaire de Preuve de Créance ci-joint afin de recevoir les Distributions.**

NOTICE TO SHAREHOLDERS OF A CLAIM PROCESS

The enclosed Claims Identification Process only applies to holders of common shares of Telesystem International Wireless Inc. (the "**TIW Shareholders**") who believes that they hold a fixed or contingent claim, other than an exempt claim, towards Telesystem International Wireless Inc. ("**TIW**"), or the directors, officers, employees and agents of TIW, related to the conduct of the affairs of TIW, which arose in whole or in part on or prior to May 20th, 2005. Are Exempt Claims pursuant to the Claims Identification Process, the claims of the TIW Shareholders to the First Distribution, the Subsequent Distribution and the Final Distribution, as defined in the Plan of Arrangement (the "**Distributions**"). **As such, Shareholders whose claim toward TIW is limited to receiving the Distributions do not need to complete the Proof of Claim Form included herein in order to receive the Distributions.**

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

FEUILLE DE RENSEIGNEMENTS

Télésystème Mobiles International Inc.(« **TIW** » ou la « **Société** ») a déposé un Arrangement en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions* (L.R.C. 1985, chap. C-44) (l'« **Arrangement** »). L'Arrangement a été approuvé par le nombre requis de Porteurs de TIW le 19 mai 2005 et approuvé par une ordonnance de la Cour supérieure (Chambre commerciale) de la province de Québec, district de Montréal (la « **Cour** ») le 20 mai 2005.

Sur ordonnance ultérieure de la Cour datée du 20 mai 2005 (l'« **Ordonnance Relative à la Procédure d'Identification des Créances** »), TIW a été autorisée, entre autres, à réaliser une procédure visant à faciliter l'identification et l'évaluation des obligations de la Société au 20 mai 2005 (la « **Procédure Relative aux Créances** ») en vue d'accélérer les distributions aux Porteurs de TIW aux termes de l'Arrangement. L'Arrangement envisage que tous les éléments de passif de TIW doivent être réglés ou provisionnés sous supervision de la Cour avant toute distribution.

Aux termes de l'Ordonnance Relative à la Procédure d'Identification des Créances, KPMG Inc. a été nommée afin de coordonner et superviser l'application de la Procédure Relative aux Créances.

On est prié de se reporter à l'Ordonnance Relative à la Procédure d'Identification des Créances et à l'annexe A à celle-ci intitulée « **Procédure d'Identification des Créances** » pour une description du stade initial de la Procédure Relative aux Créances, y compris toutes les questions ayant trait à la production d'une Preuve de Créance dans cette affaire. Les documents susmentionnés accompagnent le présent document. Tous les termes et expressions avec majuscule à l'initiale qui ne sont pas par ailleurs définis aux présentes ont le sens qui leur est donné dans la Procédure d'Identification des Créances.

A. Procédure d'Identification des Créances

La Procédure d'Identification des Créances vise à identifier et évaluer votre Créance (au sens de la Procédure d'Identification des Créances), s'il en est, contre la requérante.

Tous les avis et demandes de renseignements ayant trait à la Procédure d'Identification des Créances devraient être adressés à :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'Arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1000
Montréal (Québec) H3A 3N4

À l'attention de : Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kmpg.ca

B. Instructions et autres renseignements aux créanciers

1. Preuve de Créance

Si vous estimez posséder une Créance contre TIW ou contre les administrateurs, dirigeants, employés et représentants de TIW relativement à la conduite des affaires de la Société qui soit née, en tout ou en partie, au plus tard le 20 mai 2005, vous devriez :

(i) remplir le Formulaire de Preuve de Créance ci-joint ou un document qui renferme les mêmes renseignements;

(ii) joindre au Formulaire de Preuve de Créance un état de compte ou une déclaration solennelle faisant état des caractéristiques de la Créance et renvoyant au contrat ou autre document constituant la source de l'obligation alléguée de TIW, selon le cas;

(iii) signer le Formulaire de Preuve de Créance ou le faire signer par un représentant autorisé du Réclamant;

(iv) transmettre la Preuve de Créance remplie au Contrôleur de l'une des façons prescrites par le paragraphe 6 de la Procédure d'Identification des Créances.

LE CONTRÔLEUR DOIT AVOIR REÇU LA PREUVE DE CRÉANCE AU PLUS TARD À LA DATE D'EXCLUSION DES CRÉANCES, SOIT À 17 H LE 8 JUILLET 2005. FAUTE DE LIVRER UNE PREUVE DE CRÉANCE DE FAÇON À CE QUE LE CONTRÔLEUR LA REÇOIVE AU PLUS TARD À LA DATE D'EXCLUSION DE CRÉANCE VOUS PRIVERA DE FAIRE VALOIR CETTE CRÉANCE CONTRE TIW OU SES ADMINISTRATEURS, DIRIGEANTS, EMPLOYÉS OU REPRÉSENTANTS ET CETTE CRÉANCE SERA À JAMAIS ÉTEINTE ET EXCLUE, SANS AUTRE FORME D'AVIS.

La production tardive d'une Preuve de Créance ne sera permise que si vous démontrez à la satisfaction du Contrôleur, ou à la Cour en cas de désaccord, qu'il était impossible, avec toute la diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et qu'elle a été produite **dans les dix (10) jours** du moment où la cause en empêchant la production a été supprimée. Les droits rattachés à une Preuve de Créance Tardive peuvent faire l'objet de restrictions. Prière de se reporter au paragraphe 8 de la Procédure d'Identification des Créances.

2. Évaluation des Preuves de Créance par le Contrôleur

Aux termes de l'Ordonnance Relative à la Procédure d'Identification des Créances, le Contrôleur peut demander à un Réclamant qui produit une Preuve de Créance tels autres renseignements et documents, dans la mesure où cela est raisonnablement nécessaire, visant à valider et évaluer cette Preuve de Créance. En l'absence de la remise de ces renseignements demandés dans le délai stipulé, le Contrôleur peut rejeter la Preuve de Créance comme n'ayant pas été dûment produite et expédier un Avis de Rejet (voir le .3 ci-dessous).

3. Créances contestées/Avis de Rejet

Si le Contrôleur, sur consultation de la Société, détermine que la qualité ou le montant de la Créance alléguée dans la Preuve de Créance est contesté ou contestable, il peut tenter de résoudre le différend avec le consentement de la Société et/ou envoyer un Avis de Rejet au Réclamant.

Un Avis de Rejet s'entend d'un avis écrit du Contrôleur à un Réclamant par lequel est rejeté une Preuve de Créance en tout ou en partie et qui en énonce le motif.

4. Appel de l'Avis de Rejet

TOUT RÉCLAMANT QUI SOUHAITE EN APPELER D'UN AVIS DE REJET DÉLIVRÉ PAR LE CONTRÔLEUR PEUT LE FAIRE AU MOYEN D'UNE REQUÊTE SOUMISE À LA COUR, SIGNIFIÉE AU CONTRÔLEUR ET À FASKEN MARTINEAU DUMOULIN S.E.N.C.R.L., s.r.l, CONSEILLERS JURIDIQUES DE LA SOCIÉTÉ DANS LES DIX (10) JOURS DE LA RÉCEPTION DE L'AVIS DE REJET, FAUTE DE QUOI LE REJET PARTIEL OU TOTAL DE LA CRÉANCE EST DÉFINITIF ET LIE LE RÉCLAMANT.

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

INFORMATION SHEET

Telesystem International Wireless Inc. ("**TIW**" or the "**Company**") has filed an arrangement under s. 192 of the Canada Business Corporations Act (R.C.S. 1985 c. C-44) (the "**Arrangement**"). This Arrangement was approved by the requisite number of TIW's shareholders on May 19, 2005, and approved by an Order of the Superior Court (Commercial Division) of the Province of Québec, District of Montreal (the "**Court**") on May 20, 2005.

By further Order of the Court dated May 20, 2005 (the "Claims Identification Process Order"), TIW was authorized to, among other things, conduct a process in order to facilitate the identification and valuation of the obligations of the Company as of May 20, 2005, (the "**Claims Process**") with a view to expedite distributions to TIW's shareholders pursuant to the terms of the Arrangement. The Arrangement contemplates that all liabilities of TIW are to be paid or provisioned under Court supervision prior to any such distribution.

Pursuant to the Claims Identification Process Order, KPMG Inc. was appointed to co-ordinate and supervise the administration of the Claims Process.

Reference is made to the Claims Identification Process Order and Schedule A thereto entitled "**Claims Identification Process**" for a description of the initial stage of the Claims Process, including **all** matters relevant to filing a Proof of Claim in this matter. The above-referenced material is provided along with this material. All capitalized terms which are not otherwise defined herein have the meanings ascribed to them in the Claims Identification Process.

A. Claims Identification Process

The Claims Identification Process is intended to identify and value your Claim (as defined in the Claims Identification Process), if any, against the Petitioner.

All notices and enquiries with respect to this Claims Identification Process should be addressed to:

KPMG Inc.

(In its capacity as Court-appointed Monitor in

the matter of the Arrangement of Telesystem International

Wireless Inc.)

2000 McGill College, Suite 1000

Montréal, Québec H3A 3N4

Attention:	Richard Lépine
Telephone:	(514) 840-2501
Fax:	(514) 840-2121
E-mail:	rlepine@kpmg.ca

B. Instructions and Other Information for Creditors

1. Proof of Claim

If you believe that you have a Claim against TIW, or a Claim against the directors, officers, employees or agents of TIW related to the conduct of the affairs of the Company, that arose in whole or in part on or prior to May 20th, 2005, you should:

i) Complete the enclosed Proof of Claim form or a document containing the same information;

ii) Attach to the Proof of Claim form a statement of account or sworn statement showing the particulars of the Claim and referring to the contract or other document as the source of the alleged obligation of TIW, as the case may be;

iii) Sign the Proof of Claim form or have it signed by an authorized representative of the Claimant;

iv) Forward the completed Proof of Claim to the Monitor in anyone of the manners prescribed in paragraph 6 to the Claims Identification Process.

THE PROOF OF CLAIM MUST BE RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE OF 5:00 P.M. ON JULY 8, 2005. FAILURE TO DELIVER A PROOF OF CLAIM SO THAT IT IS RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE WILL DEPRIVE YOU FROM ASSERTING SUCH CLAIM AGAINST TIW OR ITS DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS AND SUCH CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED, WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted. Please refer to S.8 of the Claims Identification Process.

2. Valuation of Proofs of Claims by the Monitor

Pursuant to the Claims Identification Process Order, the Monitor is entitled to request from any Claimant filing a Proof of Claim such further information and documentation, to the extent reasonably required, to validate and value such Proof of Claim. In the absence of the provision of this requested information within the stipulated delay, the Monitor may dismiss the Proof of Claim as having not been properly filed and send a Rejection Notice (See 3., below)

3. Disputed Claims / Rejection Notices

Should the Monitor, in consultation with the Company, determine that the merits or the amount of the Claim alleged in the Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of the Company and/or send a Rejection Notice to the Claimant.

A Rejection Notice means a notice in writing from the Monitor to a Claimant rejecting a Proof of Claim in whole or in part and stating the reason therefore.

4. Appeal from a Rejection Notice

ANY CLAIMANT WISHING TO APPEAL A REJECTION NOTICE ISSUED BY THE MONITOR MAY DO SO BY WAY OF A MOTION TO THE COURT, SERVED ON THE MONITOR AND FASKEN MARTINEAU DUMOULIN, LLP, COUNSEL TO THE COMPANY WITHIN TEN (10) DAYS OF RECEIPT OF THE REJECTION NOTICE, FAILING WHICH THE PARTIAL OR TOTAL REJECTION OF THE CLAIM SHALL BE FINAL AND BINDING ON THE CLAIMANT.

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44) (L'« ARRANGEMENT »)

AVIS AUX RÉCLAMANTS D'UNE PROCÉDURE RELATIVE AUX CRÉANCES ET D'UNE DATE D'EXCLUSION DES CRÉANCES POUR LA PRODUCTION DE CRÉANCES

SOYEZ AVISÉS qu'à la suite de l'approbation de l'arrangement et en vertu d'une ordonnance de la Cour supérieure du Québec rendue le 20 mai 2005 (l'« **ordonnance** »), une procédure relative aux créances a été approuvée en vue d'identifier, de produire et d'évaluer des créances à l'endroit de Télésystème Mobiles International Inc. (« **TIW** » ou la « **Société** ») (la « **procédure d'identification des créances** »).

VEUILLEZ NOTER que chaque personne qui estime détenir une créance fixe ou conditionnelle, autre qu'une créance exemptée, à l'endroit de TIW ou des administrateurs, dirigeants, employés et représentants de TIW, relativement à la conduite des affaires de la Société, qui soit née en tout ou en partie **au plus tard le 20 mai 2005**, doit produire une preuve de créance auprès de KPMG Inc., le contrôleur nommé par la Cour au titre de la procédure relative aux créances, que le contrôleur doit recevoir avant 17 h (heure avancée de l'Est) le vendredi 8 juillet 2005 (la « **date d'exclusion des créances** »).

UN RÉCLAMANT DOIT PRODUIRE UNE PREUVE DE CRÉANCE AU CONTRÔLEUR QUI DOIT LA RECEVOIR AU PLUS TARD À LA DATE D'EXCLUSION DES CRÉANCES, FAUTE DE QUOI LE RÉCLAMANT EST PRIVÉ DE FAIRE VALOIR CETTE CRÉANCE À L'ENDROIT DE LA SOCIÉTÉ ET DES ADMINISTRATEURS, DIRIGEANTS, EMPLOYÉS ET REPRÉSENTANTS DE LA SOCIÉTÉ ET LA CRÉANCE SERA À JAMAIS ÉTEINTE ET EXCLUE SANS AUTRE FORME D'AVIS.

La production tardive d'une preuve de créance ne sera autorisée que si vous démontrez à la satisfaction du contrôleur, ou de la Cour en cas de différend, qu'il était impossible, avec toute la diligence raisonnable, de la produire avant la date d'exclusion de créance et qu'elle a été produite **dans les dix (10) jours** du moment où la cause en empêchant la production a été supprimée. Les droits rattachés à une preuve de créance tardive peuvent faire l'objet de restrictions.

LES RÉCLAMANTS AYANT BESOIN DE RENSEIGNEMENTS ou de documents de réclamation peuvent communiquer avec KPMG Inc., le contrôleur nommé par la Cour, 2000, avenue McGill-College, bureau 1000, Montréal (Québec) H3A 3N4 à l'attention de Richard Lépine, tél. : (514) 840-2501, télécopieur : (514) 840-2121, courriel : rlepine@kpmg.ca.

FAIT À MONTRÉAL, ce 24ième jour de mai 2005.
KPMG Inc.
(En sa qualité de contrôleur nommé par la Cour)

Gaetano Di Guglielmo, CA

[TRADUCTION OFFICIEUSE]

COUR SUPÉRIEURE

CANADA
PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL

NO : 500-11-025519-055

DATE : LE 20 MAI 2005

EN LA PRÉSENCE DE L'HONORABLE JUGE CLÉMENT GASCON, J.C.S.

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. EN VERTU DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44) (la « LCSA »)

et

TÉLÉSYSTÈME MOBILES INTERNATIONAL INC.;

Requérante

et

KPMG INC.,

et

LE DIRECTEUR,

Mis en cause

ORDONNANCE

---

[1] **DÉCLARE** que l'avis de présentation des Requêtes en nomination d'un contrôleur et de déroulement de la procédure d'évaluation et d'identification des créances transmis au directeur est valide et suffisant;

[2] **ORDONNE** que la procédure d'identification des créances soit approuvée en la forme présentée en annexe A de la présente ordonnance (la « **Procédure d'Identification des Créances** »);

[3] **DÉCLARE** que les termes et expressions avec majuscule dans la présente ordonnance ont le sens qui leur est donné dans la Procédure d'Identification des Créances, le cas échéant;

[4] **NOMME** KPMG Inc. à titre de Contrôleur dans le cadre de la Procédure d'Identification des Créances qui agira comme officier de la Cour en s'acquittant de ses fonctions de Contrôleur en vertu de la Procédure d'Identification des Créances en vertu de l'ordonnance actuellement demandée et de toute autre ordonnance de la présente Cour dans le cadre des présentes procédures;

[5] **ORDONNE** que le Contrôleur, de même que ses administrateurs, dirigeants, employés ou représentants, n'engage pas de responsabilité par suite de sa nomination et de l'accomplissement de ses fonctions à la suite de la présente ordonnance et de toutes autres ordonnances de la présente Cour dans le cadre des présentes procédures, sauf toute responsabilité née de sa faute lourde ou de son inconduite volontaire et nulle action ou autre procédure ne saurait être instituée contre le Contrôleur ou ses administrateurs, dirigeants, employés et représentants relativement à sa nomination, sa conduite comme Contrôleur ou l'exécution de toute disposition d'une ordonnance de la présente Cour, sauf avec l'autorisation préalable de la présente Cour après avis approprié au Contrôleur et à la requérante;

[6] **ORDONNE** que la requérante, ses administrateurs, dirigeants, employés et représentants donnent sur-le-champ au Contrôleur un accès sans restriction aux locaux, livres, registres, données, y compris des données sous forme électronique, et tous autres documents et renseignements ayant trait aux affaires de la requérante dans toute la mesure nécessaire ou utile à l'exécution des fonctions du Contrôleur aux termes de la Procédure d'Identification des Créances, de la présente ordonnance et de toute autre ordonnance de la Cour dans le cadre des présentes procédures;

[7] **ORDONNE** que l'Avis aux Réclamants, la Feuille de Renseignements, le Formulaire de Preuve de Créance et l'Avis de Rejet soient approuvés essentiellement suivant la forme et le fond de ceux qui sont énoncés en appendice A-1 et A-2 à l'annexe A de la présente ordonnance et comme pièces RCP-2 et RCP-3;

[8] **ORDONNE** que la Procédure d'Identification des Créances lie toutes les Personnes faisant valoir une Créance contre la requérante, sauf les Créances Exemptées;

[9] **ORDONNE** que l'avis relatif à la Procédure d'Identification des Créances et la diffusion des Documents d'Information soient effectués de la manière et dans les délais énoncés dans la Procédure d'Identification des Créances, en annexe A à la présente ordonnance;

[10] **ORDONNE** que la date d'effet pour l'établissement de l'existence de Créances contre la requérante (la « **Date d'Établissement** ») soit la date du prononcé de la présente ordonnance;

[11] **ORDONNE** que toutes les personnes ayant des Créances contre la requérante soumettent des Preuves de Créance au Contrôleur avant 17 h (heure avancée de l'Est) le 8 juillet 2005 (la « **Date d'Exclusion des Créances** »), à défaut de quoi ces personnes seront à jamais exclues, préclues et empêchées de faire valoir une telle Créance contre la requérante ou contre tout administrateur, dirigeant, employé ou représentant actuel ou antérieur de la requérante;

[12] **ORDONNE** qu'un Réclamant puisse produire une Preuve de Créance auprès du Contrôleur après la Date d'Exclusion de Créance (ci-après, une « **Preuve de Créance Tardive** ») uniquement en démontrant à la satisfaction du Contrôleur ou, si le Contrôleur remet un Avis de Rejet, à la satisfaction de la Cour, qu'il lui était impossible, selon toute diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et qu'elle a été produite dans les dix (10) jours du moment où la cause d'empêchement de sa production a été supprimée;

[13] **ORDONNE** que les Preuves de Créance Tardives (i) ne soient pas prises en compte pour établir le montant de toute distribution aux Porteurs de la requérante tant qu'elles n'ont pas été produites auprès du Contrôleur et jugées admissibles, (ii) ne confèrent pas le droit de prendre part aux provisions constituées pour le règlement de tous autres passifs de la Société qui ont été établis avant ce moment et (iii) le réclamant ne peut faire valoir une créance contre un Porteur de TIW, un administrateur ou un dirigeant de TIW au motif d'une distribution antérieure aux Porteurs de TIW;

[14] **ORDONNE** qu'une personne qui produit une Preuve de Créance auprès du Contrôleur lui fournisse, sur demande et dans le délai imparti par le Contrôleur, tels autres documents, renseignements et preuves, y compris au moyen d'un affidavit, selon ce que le Contrôleur juge nécessaire ou utile pour évaluer cette Créance, faute de quoi le Contrôleur rejette cette Preuve de Créance et transmet un Avis de Rejet au Réclamant;

[15] **ORDONNE** que le Contrôleur, sur consultation de la requérante, examine chaque Preuve de Créance reçue avant la Date d'Exclusion des Créances afin d'établir si oui ou non sa qualité ou son montant est contesté ou contestable;

[16] **ORDONNE** qu'advenant que le Contrôleur détermine, sur consultation de la requérante, que la Créance alléguée dans une Preuve de Créance contestée ou contestable, qu'il puisse tenter de résoudre le différend avec le consentement de la requérante et/ou expédie un Avis de Rejet au Réclamant rejetant la Preuve de Créance en tout ou en partie et donnant les motifs pour ce rejet complet ou partiel;

[17] **ORDONNE** qu'un réclamant qui souhaite s'opposer à un Avis de Rejet puisse le faire au moyen d'une requête à la Chambre commerciale de cette honorable Cour signifiée au Contrôleur et aux conseillers juridiques de la requérante dans les dix (10) jours de la réception de l'Avis de Rejet, faute de quoi le rejet partiel ou total de la Créance est définitif et lie le Réclamant;

ANNEXE A – PROCÉDURE D'IDENTIFICATION DES CRÉANCES*

1. DÉFINITIONS

Dans le présente Procédure d'Identification des Créances, les termes et expressions qui suivent ont le sens qui leur est donné ci-dessous :

« **Administration Fiscale** » Tout créancier qui est un pays, une province, un État, un comté, un district, un territoire, une municipalité, un ministère ou un organisme public qui possède des Créances contre TIW relativement aux impôts sur le revenu, aux retenues à la source, aux impôts sur le capital, aux taxes sur les produits et services, aux taxes de vente, aux impôts fonciers, aux taxes d'affaire ou autres taxes et impôts.

« **Arrangement** » L'arrangement mettant en cause la Société aux termes de l'article 192 de la *Loi canadienne sur les sociétés par actions* (« LCSA ») ainsi qu'en font foi les clauses de l'arrangement déposées auprès du directeur nommé en vertu de la LCSA.

« **Avis aux Réclamants** » L'avis publié dans les journaux afin d'informer les Réclamants éventuels de la Procédure Relative aux Créances conformément à l'ordonnance relative à la Procédure d'Identification des Créances.

« **Avis de Rejet** » Un avis écrit du Contrôleur à un Réclamant qui rejette une Preuve de Créance en tout ou en partie et qui énonce le motif à cet effet.

« **Contrôleur** » La personne nommée par la Cour afin de coordonner et superviser la Procédure Relative aux Créances.

« **Cour** » La Cour supérieure, district de Montréal, province de Québec, et, selon le cas, la Cour d'appel du Québec.

« **Créance Exemptée** » Toute Créance de la nature de celles énumérées au paragraphe 3.

« **Créances** » Tout droit de toute Personne contre TIW ayant trait à une dette, un élément de passif, ou une obligation de TIW qui existe à la Date d'Établissement ou qui est fondé en tout ou en partie sur des faits qui existaient avant ou à la Date d'Établissement et tous intérêts susceptibles de courir sur ceux-ci, qu'ils soient ou non réduits par jugement, liquides, non liquides, fixes, conditionnels, échus, non échus, contestés, non contestés, en droit, en equity, garantis, non garantis, actuels, futurs, connus, inconnus, par cautionnement, sûreté, apport, indemnisation ou autrement et que ce droit soit ou non de nature exécutoire. Notamment, les Créances comprennent (i) les créances d'une Administration Fiscale au titre desquelles TIW a produit une déclaration avant la Date d'Établissement et a fait l'objet d'une cotisation, (ii) les impôts qui ne nécessitent pas le dépôt d'une déclaration et sont exigibles au titre d'une période donnée ayant débuté avant la Date d'Établissement, (iii) des créances contre les administrateurs, dirigeants,

* La présente annexe est une traduction officieuse de la version anglaise du « Schedule A – Claims Identification Process » approuvé par la Cour.

employés et représentants de TIW relativement à la conduite des affaires de la Société, (iv) un cautionnement donné par TIW au bénéfice d'un tiers, (v) les créances nées d'une déclaration ou d'une garantie de TIW dans un contrat, (vi) des engagements à indemniser de TIW, (vii) des dommages à contractuels et extracontractuels et (viii) des créances de Porteurs de TIW.

« **Réclamant** » Toute personne alléguant une Créance contre TIW, mais, pour toute certitude, excluant tout Réclamant vis-à-vis d'une Créance Exemptée, définie ci-après.

« **Date d'Établissement** » Le 20 mai 2005.

« **Date d'Exclusion des Créances** » 17 h (heure avancée de l'Est) le 8 juillet 2005 ou telle date ultérieure que la Cour peut ordonner.

« **Documents d'Information** » Un jeu de documents comportant la Feuille de Renseignements, un exemplaire de l'Ordonnance Relative à la Procédure d'Identification des Créances, un Formulaire de Preuve de Créance et tout autre document que le Contrôleur juge approprié ou souhaitable d'inclure.

« **DSP** » Les débentures subordonnées participatives 7 % en circulation de TIW émises le 15 février 1999, pour un montant en capital total d'environ 1,2 M CA.

« **Feuille de Renseignements** » La feuille de renseignements expédié aux créanciers qui fait partie des Documents d'Information relativement à la Procédure Relative aux Créances, la Date d'Exclusion des Créances et la manière de remplir et de transmettre les Preuves de Créance, de forme et de fond essentiellement analogues au document ci-joint en appendice A-1.

« **Formulaire de Preuve de Créance** » Le formulaire permettant de produire une Preuve de Créance par des Réclamants, de forme et de fond essentiellement analogues au document ci-joint en appendice A-2.

« **Ordonnance Relative à la Procédure d'Identification des Créances** » L'ordonnance prononcée par la Cour aux termes de la *Requête en nomination d'un Contrôleur et déroulement d'une procédure d'identification et d'évaluation des Créances*.

« **Personne** » Toute personne physique, personne morale ou association de personnes, tout patrimoine en fiducie, dont, notamment, une société de personnes, une association sans personnalité morale, une société par actions, une société coopérative ou une organisation, des successeurs d'une société de personnes, d'une association, d'une société par actions, d'une société ou d'une organisation, ainsi que leurs héritiers, exécuteurs testamentaires, liquidateurs de succession, administrateurs successoraux ou autres représentants successoraux d'une personne, selon les lois de la partie du Canada où le contexte s'applique.

« **Porteur de TIW** » Un porteur d'actions ordinaires de TIW.

« **Preuve de Créance** » Une Preuve de Créance produite par un Réclamant auprès du Contrôleur conformément à la Feuille de Renseignements et au Formulaire de Preuve de Créance donnant le détail de sa Créance et dûment détaillée par un état de compte, une facture ou une déclaration solennelle.

« **Procédure Relative aux Créances** » La procédure instaurée aux présentes prévoyant l'identification et l'évaluation des Créances, de même que toute autre procédure instaurée par la Cour afin de statuer sur des Créances et de les résoudre.

« **TIW** » ou la « **Société** » Télésystème Mobiles International Inc.

2. <u>CRÉANCIERS SOUMIS À LA PROCÉDURE RELATIVE AUX CRÉANCES</u>

La Procédure Relative aux Créances lie tous les Créanciers. Pour plus de certitude, les titulaires de Créances Exemptées ne sont pas considérés des créanciers aux fins de la Procédure Relative aux Créances eu égard à ces Créances Exemptées.

3. <u>CRÉANCES EXEMPTÉES</u>

Les Créances suivantes ne sont pas soumises à la Procédure Relative aux Créances et ne seront pas exclues aux termes du paragraphe 7 ci-dessous :

a) le capital et les intérêts dus aux porteurs des DSP et autres sommes payables sur celles-ci aux termes de l'acte de fiducie daté du 15 février 1999, en sa version modifiée;

b) les Créances des Porteurs de TIW vis-à-vis de la première distribution, des distributions ultérieures et de la dernière distribution, au sens du plan d'arrangement;

c) les Créances découlant d'une obligation née entièrement après la Date d'Établissement.

4. <u>RÔLE DU CONTRÔLEUR EN VERTU DE LA PROCÉDURE RELATIVE AUX CRÉANCES</u>

Le Contrôleur a pour tâche d'administrer la procédure de production et d'évaluation des Créances décrite aux présentes. Le Contrôleur est autorisé à prendre toute mesure et s'acquitter de toutes les tâches prévues dans l'Ordonnance Relative à la Procédure d'Identification des Créances, y compris la présente Procédure d'Identification des Créances.

5. <u>AVIS AUX CRÉANCIERS</u>

Conformément à l'Ordonnance Relative à la Procédure d'Identification des Créances, le Contrôleur :

a) expédie les Documents d'Information par courrier de première classe au plus tard le 3 juin 2005 (i) à tous les créanciers qui figurent aux livres et registres de TIW tant à la Date d'Établissement qu'à la date de mise à la poste et (ii) aux personnes

ayant entamé une procédure signifiée à TIW, toujours en cours, à la date de la mise à la poste, alléguant une cause d'action, née, en tout ou en partie, avant la Date d'Établissement;

b) expédie copie des Documents d'Information par courrier de première classe à tous les Porteurs de TIW et aux propriétaires véritables non opposés (au sens de la *National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer* et, au Québec, au sens du *Règlement 54-101 sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti*, ci-après les « **Instructions Générales** ») au plus tard le 3 juin 2005 et en livrant des exemplaires multiples des Documents d'Information aux intermédiaires conformément aux Instruction Générales au plus tard le 31 mai 2005;

c) livre un jeu des Documents d'Information et un avis aux porteurs des DSP au fiduciaire nommé en vertu de l'acte de fiducie régissant les DSP au plus tard le 31 mai 2005;

d) publie l'Avis aux Réclamants une fois la semaine pendant deux semaines consécutives dans chaque journal qui suit, débutant au plus tard le 1er juin 2005 :

– *The Globe and Mail* (édition nationale) et *La Presse;*

– *The Wall Street Journal;*

– *The Financial Times;*

e) expédie un exemplaire des Documents d'Information par courrier ordinaire, par messager, par télécopieur ou par courrier électronique, dès que possible à la suite d'une demande en ce sens, à tout Réclamant qui le demande.

6. <u>PRODUCTION DE PREUVES DE CRÉANCE</u>

a) Chaque Réclamant doit produire une Preuve de Créance auprès du Contrôleur au plus tard à la Date d'Exclusion des Créances;

b) les Preuves de Créance doivent être soumises au Contrôleur en personne, par messager, par livraison en main propre, par la poste ou par télécopieur à l'adresse et au numéro de télécopieur indiqués sur la Feuille de Renseignements de façon à ce que le Contrôleur les reçoive au plus tard à la Date d'Exclusion des Créances;

c) pour que le Contrôleur considère avoir reçu validement, une Preuve de Créance doit remplir les critères suivants :

(i) la Preuve de Créance doit être sous forme d'un Formulaire de Preuve de Créance;

(ii) la Preuve de Créance doit être remplie conformément à la Feuille de Renseignements;

d) le Contrôleur a pour instruction d'user de discrétion raisonnable à l'égard du caractère approprié de conformité à la procédure de rédaction et au mode de transmission des Preuves de Créance et le Contrôleur, s'il est convaincu que la Créance est dûment prouvée, peut renoncer à toute exigence stipulée aux présentes et dans les Documents d'Information relativement à la forme et au fond des Preuves de Créance.

7. DÉFAUT DE PRODUIRE UNE PREUVE DE CRÉANCE

Tout Réclamant qui omet de produire une Preuve de Créance valide auprès du Contrôleur au plus tard à la Date d'Exclusion des Créances :

a) est à jamais privé du droit de faire valoir une Créance contre la Société ou contre tout administrateur, dirigeant, employé ou représentant actuel ou antérieur de la Société;

b) n'a pas droit à tout autre avis;

c) ne peut participer à titre de créancier à la Procédure Relative aux Créances;

d) ne peut toucher un paiement à l'égard d'une telle Créance;

sous réserve uniquement des stipulations des paragraphes 8 et 9.

8. PRODUCTION TARDIVE DE PREUVES DE CRÉANCE

Un Réclamant ne peut produire une Preuve de Créance auprès du Contrôleur après la Date d'Exclusion des Créances (une « **Preuve Tardive de Créances** ») qu'en démontrant à la satisfaction du Contrôleur ou, si le Contrôleur remet un Avis de Rejet, à la satisfaction de la Cour, qu'il lui était impossible, avec toute diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et si elle est produite dans les dix (10) jours du moment où la cause en empêchant la production est supprimée. Les Preuves Tardives de Créance (i) ne sont pas prises en compte pour établir le montant de toute distribution aux Porteurs de TIW tant qu'elles ne sont pas déposées auprès du Contrôleur et jugées admissibles, (ii) ne confèrent pas le droit de participer aux provisions constituées pour le règlement d'autres passifs de la Société qui ont été établis avant ce moment et (iii) le Réclamant n'est pas en droit de faire valoir une Créance contre un Porteur, un administrateur ou un dirigeant de TIW au motif d'une distribution antérieure aux Porteurs de TIW.

9. ÉVALUATION DES PREUVES DE CRÉANCE PAR LE CONTRÔLEUR

Aux termes de la Procédure d'Identification des Créances, le Contrôleur peut demander à tout Réclamant qui produit une Preuve de Créance tels autres renseignements et documents, y compris des déclarations solennelles, dans la mesure où cela est raisonnablement nécessaire pour évaluer cette Preuve de Créance et, si le Réclamant omet de fournir au Contrôleur ces

renseignements et documents dans le délai imparti, le Contrôleur peut rejeter la Preuve de Créance comme n'ayant pas été dûment produite et expédier un Avis de Rejet au Réclamant.

10. <u>CRÉANCES CONTESTÉES</u>

Si le Contrôleur, sur consultation de la Société, juge que la Créance alléguée dans la Preuve de Créance est contestée ou contestable, il peut tenter de résoudre le différend avec le consentement de la Société et/ou expédier un Avis de Rejet au Réclamant.

11. <u>APPEL D'UN AVIS DE REJET</u>

Tout Réclamant qui souhaite en appeler d'un Avis de Rejet peut le faire au moyen d'une requête à la Chambre commerciale de la Cour signifiée au Contrôleur et à Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l, conseillers juridiques de TIW dans les dix (10) jours de la réception de l'Avis de Rejet, faute de quoi le rejet partiel ou total de la Créance est définitif et lie le Réclamant.

Aux fins de calculer le délai d'appel pour un Avis de Rejet, le Réclamant est réputé avoir reçu l'Avis de Rejet :

a) s'il est expédié par courrier de première classe affranchi, trois (3) jours ouvrables après sa livraison au bureau de poste;

b) s'il est livré à personne, sur réception de celui-ci à l'adresse du destinataire prévu;

c) s'il est livré par messager, un jour ouvrable après la réception par le messager;

d) s'il est livré par télécopieur, le jour de la transmission de la télécopie.

12. <u>RAPPORT SUR LES CRÉANCES REÇUES</u>

Dès que possible après la Date d'Exclusion des Créances, le Contrôleur rend compte à la Cour et à TIW des Créances reçues et de leur nature, de même que de toutes autres étapes nécessaires pour donner suite aux Créances ainsi identifiées, le cas échéant.

APPENDICE A-1 À L'ANNEXE A*

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

FEUILLE DE RENSEIGNEMENTS

Télésystème Mobiles International Inc.(« **TIW** » ou la « **Société** ») a déposé un Arrangement en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions* (L.R.C. 1985, chap. C-44) (l'« **Arrangement** »). L'Arrangement a été approuvé par le nombre requis de Porteurs de TIW le 19 mai 2005 et approuvé par une ordonnance de la Cour supérieure (Chambre commerciale) de la province de Québec, district de Montréal (la « **Cour** ») le 20 mai 2005.

Sur ordonnance ultérieure de la Cour datée du 20 mai 2005 (l'« **Ordonnance Relative à la Procédure d'Identification des Créances** »), TIW a été autorisée, entre autres, à réaliser une procédure visant à faciliter l'identification et l'évaluation des obligations de la Société au 20 mai 2005 (la « **Procédure Relative aux Créances** ») en vue d'accélérer les distributions aux Porteurs de TIW aux termes de l'Arrangement. L'Arrangement envisage que tous les éléments de passif de TIW doivent être réglés ou provisionnés sous supervision de la Cour avant toute distribution.

Aux termes de l'Ordonnance Relative à la Procédure d'Identification des Créances, KPMG Inc. a été nommée afin de coordonner et superviser l'application de la Procédure Relative aux Créances.

On est prié de se reporter à l'Ordonnance Relative à la Procédure d'Identification des Créances et à l'annexe A à celle-ci intitulée « **Procédure d'Identification des Créances** » pour une description du stade initial de la Procédure Relative aux Créances, y compris toutes les questions ayant trait à la production d'une Preuve de Créance dans cette affaire. Les documents susmentionnés accompagnent le présent document. Tous les termes et expressions avec majuscule à l'initiale qui ne sont pas par ailleurs définis aux présentes ont le sens qui leur est donné dans la Procédure d'Identification des Créances.

---

* La présente annexe est une traduction officieuse de la version anglaise du « Appendix A-1 to Schedule A-1 » approuvé par la Cour.

A. Procédure d'Identification des Créances

La Procédure d'Identification des Créances vise à identifier et évaluer votre Créance (au sens de la Procédure d'Identification des Créances), s'il en est, contre la requérante.

Tous les avis et demandes de renseignements ayant trait à la Procédure d'Identification des Créances devraient être adressés à :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'Arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1000
Montréal (Québec)
H3A 3N4

À l'attention de Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kmpg.ca

B. Instructions et autres renseignements aux créanciers

1. Preuve de Créance

Si vous estimez posséder une Créance contre TIW ou contre les administrateurs, dirigeants, employés et représentants de TIW relativement à la conduite des affaires de la Société qui soit née, en tout ou en partie, au plus tard le 20 mai 2005, vous devriez :

(i) remplir le Formulaire de Preuve de Créance ci-joint ou un document qui renferme les mêmes renseignements;

(ii) joindre au Formulaire de Preuve de Créance un état de compte ou une déclaration solennelle faisant état des caractéristiques de la Créance et renvoyant au contrat ou autre document constituant la source de l'obligation alléguée de TIW, selon le cas;

(iii) signer le Formulaire de Preuve de Créance ou le faire signer par un représentant autorisé du Réclamant;

(iv) transmettre la Preuve de Créance remplie au Contrôleur de l'une des façons prescrites par le paragraphe 6 de la Procédure d'Identification des Créances.

LE CONTRÔLEUR DOIT AVOIR REÇU LA PREUVE DE CRÉANCE AU PLUS TARD À LA DATE D'EXCLUSION DES CRÉANCES, SOIT À 17 H LE 8 JUILLET 2005. FAUTE DE LIVRER UNE PREUVE DE CRÉANCE DE FAÇON À CE QUE LE CONTRÔLEUR LA REÇOIVE AU PLUS TARD À LA DATE D'EXCLUSION DE CRÉANCE VOUS PRIVERA DE FAIRE VALOIR CETTE CRÉANCE CONTRE TIW OU SES ADMINISTRATEURS, DIRIGEANTS, EMPLOYÉS OU REPRÉSENTANTS ET

CETTE CRÉANCE SERA À JAMAIS ÉTEINTE ET EXCLUE, SANS AUTRE FORME D'AVIS.

La production tardive d'une Preuve de Créance ne sera permise que si vous démontrez à la satisfaction du Contrôleur, ou à la Cour en cas de désaccord, qu'il était impossible, avec toute la diligence raisonnable, de la produire avant la Date d'Exclusion des Créances et qu'elle a été produite **dans les dix (10) jours** du moment où la cause en empêchant la production a été supprimée. Les droits rattachés à une Preuve de Créance Tardive peuvent faire l'objet de restrictions. Prière de se reporter au paragraphe 8 de la Procédure d'Identification des Créances.

2. *Évaluation des Preuves de Créance par le Contrôleur*

Aux termes de l'Ordonnance Relative à la Procédure d'Identification des Créances, le Contrôleur peut demander à un Réclamant qui produit une Preuve de Créance tels autres renseignements et documents, dans la mesure où cela est raisonnablement nécessaire, visant à valider et évaluer cette Preuve de Créance. En l'absence de la remise de ces renseignements demandés dans le délai stipulé, le Contrôleur peut rejeter la Preuve de Créance comme n'ayant pas été dûment produite et expédier un Avis de Rejet (voir le .3 ci-dessous).

3. *Créances contestées/Avis de Rejet*

Si le Contrôleur, sur consultation de la Société, détermine que la qualité ou le montant de la Créance alléguée dans la Preuve de Créance est contesté ou contestable, il peut tenter de résoudre le différend avec le consentement de la Société et/ou envoyer un Avis de Rejet au Réclamant.

Un Avis de Rejet s'entend d'un avis écrit du Contrôleur à un Réclamant par lequel est rejeté une Preuve de Créance en tout ou en partie et qui en énonce le motif.

4. *Appel de l'Avis de Rejet*

TOUT RÉCLAMANT QUI SOUHAITE EN APPELER D'UN AVIS DE REJET DÉLIVRÉ PAR LE CONTRÔLEUR PEUT LE FAIRE AU MOYEN D'UNE REQUÊTE SOUMISE À LA COUR, SIGNIFIÉE AU CONTRÔLEUR ET À FASKEN MARTINEAU DUMOULIN S.E.N.C.R.L., s.r.l., CONSEILLERS JURIDIQUES DE LA SOCIÉTÉ DANS LES DIX (10) JOURS DE LA RÉCEPTION DE L'AVIS DE REJET, FAUTE DE QUOI LE REJET PARTIEL OU TOTAL DE LA CRÉANCE EST DÉFINITIF ET LIE LE RÉCLAMANT.

APPENDICE A-2 À L'ANNEXE A*

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

PREUVE DE CRÉANCE

A. RENSEIGNEMENTS SUR LE RÉCLAMANT :

1 Nom et prénom complet du Réclamant : ____________________

2 Adresse postale complète : ____________________

____

____

3 Numéro de téléphone : ____________________

4 Numéro de télécopieur : ____________________

5 Adresse électronique : ____________________

6 À l'attention de (contact et poste) : ____________________

B. CRÉANCE

Je soussigné ____________________ (nom du Réclamant ou du représentant autorisé du Réclamant) certifie ce qui suit :

1. Je suis le Réclamant de / occupe le poste ________________ du Réclamant et ai connaissance de toutes les circonstances reliées à la Créance décrites aux présentes;

2. Au 20 mai 2005, le Réclamant détenait la Créance suivante contre Télésystème Mobiles International Inc. (la « **Société** »);

3. La Créance est toujours impayée.

Si la Créance a trait au versement d'un montant donné, veuillez indiquer le montant et la monnaie dans laquelle elle est payable :

Montant de la Créance : ____________________ ____________________
Monnaie

* La présente annexe est une traduction officieuse de la version anglaise du « Appendix A-2 to Schedule A » approuvé par la Cour.

C. RENSEIGNEMENTS SUR LA CRÉANCE

a) Les renseignements sur la Créance du soussigné sont décrits ci-après ou figurent à l'état de compte et/ou aux autres documents ci-joints :

____
____
____
____
____
____
____
____
____
____

(Donner tous les renseignements relatifs à la Créance et les documents justificatifs, y compris le montant, la description de la ou les opérations ou ententes donnant lieu à la Créance, le nom de la ou les cautions ayant garanti la Créance, la date et le numéro de toutes les factures, tous les renseignements relatifs aux crédits, escomptes, etc. réclamés).

b) Eu égard à la Créance :

☐ Le Réclamant détient une sûreté grevant des actifs de la Société.

☐ Le Réclamant ne détient pas de sûreté.

LA PREUVE DE CRÉANCE DOIT ÊTRE RETOURNÉE ET REÇUE PAR LE CONTRÔLEUR AU PLUS TARD À 17 H (HEURE DE MONTRÉAL) À LA DATE D'EXCLUSION DES CRÉANCES LE 8 JUILLET 2005 À L'ADRESSE SUIVANTE :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1000
Montréal (Québec)
H3A 3N4

À l'attention de Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kmpg.ca

Fait à ____________ le ______________________ 2005.

Par : ______________________

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. UNDER S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44) (THE "ARRANGEMENT")

NOTICE TO CLAIMANTS OF A CLAIM PROCESS AND CLAIMS BAR DATE FOR THE FILING OF CLAIMS

NOTICE IS HEREBY GIVEN that subsequent to the approval of the Arrangement, and pursuant to an Order of the Superior Court of Québec made May 20, 2005 (the "Order"), a claims process was approved for the identification, filing and valuation of claims towards Telesystem International Wireless Inc. (**"TIW"** or the **"Company"**) (the **"Claims Identification Process"**).

PLEASE TAKE NOTE that every person who believes that he holds a fixed or contingent claim, other than an exempt claim, towards TIW, or towards the directors, officers, employees and agents of TIW, related to the conduct of the affairs of the Company, which arose in whole or in part **on or prior to May 20th, 2005**, must file a proof of claim with KPMG Inc., the Court-Appointed Monitor of the Claim Process, which must be received by the Monitor before 5:00 P.M. (Eastern Daylight Saving Time) on Friday, July 8th, 2005 (the « **Claims Bar Date** »).

A CLAIMANT MUST FILE A PROOF OF CLAIM WITH THE MONITOR WHICH MUST BE RECEIVED BY THE MONITOR ON OR BEFORE THE CLAIMS BAR DATE, FAILING WHICH THE CLAIMANT SHALL BE PREVENTED FROM ASSERTING SUCH A CLAIM TOWARDS THE COMPANY AND THE DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS OF THE COMPANY AND THE CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted.

CLAIMANTS REQUIRING INFORMATION or claim documentation may contact KPMG Inc., Court-Appointed Monitor, 2000 McGill College, suite 1000, Montréal, Québec, H3A 3N4, Attention : Richard Lépine, Tel: (514) 840-2501, Fax; (514) 840-2121, e-mail: rlepine@kpmg.ca

DATED AT MONTRÉAL, this 24th day of May, 2005.
KPMG Inc.
(In its capacity as Court-Appointed Monitor)

Gaetano Di Guglielmo, CA

SUPERIOR COURT

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

No.: 500-11-025519-055

DATE: MAY 20, 2005

IN THE PRESENCE OF: THE HONOURABLE JUSTICE CLEMENT GASCON, J.C.S..

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE *CANADA BUSINESS CORPORATIONS ACT* (R.C.S. 1985 c. C-44) (the "CBCA")

and

TELESYSTEM INTERNATIONAL WIRELESS INC.;
Petitioner

and

KPMG INC.,

and

THE DIRECTOR,
Mis en cause

ORDER

---

[1] **DECLARES** that the prior notice of the presentation of the Applications for the Appointment of a Monitor and the Conduct of a Claims Identification and Valuation Process given to the Director is valid and sufficient;

[2] **ORDERS** that the Claims Identification Process be approved in the form set out as Schedule "A" to the present Order (the "**Claims Identification Process**");

[3] **DECLARES** that capitalized terms in the present Order shall have the meaning ascribed to them in the Claims Identification Process, as the case may be;

[4] **APPOINTS** KPMG Inc. as Monitor to the Claims Identification Process to perform as an officer of this Court the duties and functions of the Monitor under the Claims Identification Process, the order presently sought and any further order of this Court within the present proceedings;

[5] **ORDERS** that the Monitor, and its directors, officers, employees and agents shall not incur any liability or obligation as a result of its appointment and the fulfilment of its duties further to the present Order and any further orders of this Court within the present proceedings, save and except any liability or obligation arising from its gross negligence or wilful misconduct, and no action or other proceedings should be commenced against the Monitor or its directors, officers, employees and agents relating to its appointment, its conduct as Monitor or the carrying out the provision of any order of this Court, except with prior leave of this Court after due notice to the Monitor and Petitioner;

[6] **ORDERS** that Petitioner, its directors, officers, employees and agents give forthwith to the Monitor unrestricted access to the premises, books, records, data, including data in electronic form, and all other documents and information concerning the affairs of Petitioner to the fullest extent necessary or merely useful to the performance of the duties and functions of the Monitor under the Claims Identification Process, this order and any further order of the Court within the present proceedings;

[7] **ORDERS** that the Notice to Claimants, Information Sheet, Proof of Claim Form and Rejection Notice be approved in substantially the form and content set out in annexes A-1 and A-2 to Schedule "A" of the present Order and in Exhibits RCP-2 and RCP-3;

[8] **ORDERS** that the Claims Identification Process be binding upon all Persons asserting a Claim against Petitioner, save and except for the Exempt Claims;

[9] **ORDERS** that notice of the Claims Identification Process and distribution of the Information Documents shall be performed in the manner and within the delays set out in the Claims Identification Process, Schedule "A" to the present Order;

[10] **ORDERS** that the effective date for the determination of the existence of Claims against Petitioner (the "**Determination Date**") shall be the date of issuance of the present Order;

[11] **ORDERS** that all persons having Claims against Petitioner shall submit Proofs of Claim to the Monitor before 5:00 p.m., Eastern Daylight Time, on July 8th, 2005, (the "**Claims Bar Date**"), failing which such persons shall be forever barred, estopped and enjoined from asserting any such Claim against Petitioner, or against any present or past director, officer, employee or agent of Petitioner;

[12] **ORDERS** that a claimant may only file a proof of claim with the Monitor after the Claims Bar Date (hereinafter a "**Late Proof of Claim**") by showing to the satisfaction of the Monitor, or, should the Monitor issue a Rejection Notice, to the satisfaction of the Court, that it was impossible, with all reasonable diligence, to file it before the Claims Bar Date and it has been filed within ten(10) days of the moment when the cause preventing the filing was removed;

[13] **ORDERS** that Late Proofs of Claim (i) shall not be taken into account in determining the amount of any distribution to the Shareholders of Petitioner until they are filed with the Monitor and held admissible; (ii) shall not be entitled to share into reserves for the payment of other liabilities of the Company which have been established prior to such time; and (iii) the claimant shall not be entitled to assert any Claim against any TIW Shareholder, director or officer by reason of any prior distribution to the TIW Shareholders;

[14] **ORDERS** that any person filing a Proof of Claim with the Monitor shall provide the Monitor on request and within the delay prescribed by the Monitor with such further document, information and evidence, including by way of affidavit, as the Monitor deems necessary or useful to assess such Claim, failing which the Monitor shall reject such Proof of Claim and send a Rejection Notice to the claimant;

[15] **ORDERS** that the Monitor, in consultation with Petitioner, review each Proof of Claim received before the Claims Bar Date in order to determine whether its merits or amount is disputed or disputable;

[16] **ORDERS** that should the Monitor determine, in consultation with Petitioner, that the Claim alleged in a Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of Petitioner and/or send a Rejection Notice to the claimant dismissing the Proof of Claim in whole or in part and giving the reasons for such complete or partial dismissal;

[17] **ORDERS** that any claimant who wishes to contest a Rejection Notice may do so by way of motion to the Commercial Division of this Honourable Court served on the Monitor and counsel of record to Petitioner within ten (10) days of receipt of the Rejection Notice, failing which the partial or total rejection of the Claim shall be final and binding on the claimant;

[18] **ORDERS** that once the nature and amount of the Claims have been identified through the Claims Identification Process, the Monitor shall report to this Honourable Court and Petitioner and make its recommendations as to any further process or step required for dealing with the Claims so identified;

SCHEDULE A – CLAIMS IDENTIFICATION PROCESS

1. **DEFINITIONS**

In this Claims Identification Process, the following terms have the meaning hereinbelow ascribed:

"**Arrangement**" means the arrangement involving the Company under the provisions of s. 192 of the *Canada Business Corporations Act* ("CBCA"), as witnessed by the Articles of Arrangement filed with the Director appointed under the CBCA;

"**Claimant**" means any person alleging a Claim against TIW, but for greater certainty, excludes any Claimant with respect to an Exempt Claim as hereinafter defined;

"**Claims**" means any right of any Person against TIW in connection with any indebtedness, liability or obligation of TIW which are in existence at the Determination Date or based in whole or in part on facts which existed before or at the Determination Date and any interest that may be accrued thereon, whether or not reduced by judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, contribution, indemnity or otherwise and whether or not such a right is executory in nature. Without limiting the generality of the foregoing, Claims do include (i) claims of a Taxation Authority on account of which TIW has filed a return prior to the Determination Date and has been assessed; (ii) taxes that do not require the filing of a return and are payable on account of a given period that started prior to the Determination Date; (iii) claims against the directors, officers, employees and agents of TIW related to the conduct of the affairs of the Company; (iv) a guarantee given by TIW to the benefit of a third party; (v) claims arising from any representation or warranty of TIW in any contract; (vi) indemnification undertakings of TIW; (vii) contractual and extracontractual damages and (viii) claims of the holders of securities of TIW;

"**Claims Bar Date**" means 5:00 p.m. Eastern Daylight Saving Time on July 8th, 2005 or any later date as may be ordered by the Court;

"**Claims Process**" means the process established herein providing for the identification and valuation of Claims as well as any further process established by the Court to adjudicate and resolve Claims;

"**Claims Identification Process Order**" means the order rendered by the Court pursuant to the *Application for the Appointment of a Monitor and the Conduct of a Claims Identification and Valuation Process*;

"**Court**" means the Superior Court, district of Montreal, province of Québec, and, as the case may be, the Court of Appeal of Québec;

"**Determination Date**" means May 20th, 2005;

"ESD" means the outstanding 7% equity subordinated debentures of TIW issued on February 15, 1999, having an aggregate principal amount of approximately CDN$1.2 million;

"Exempt Claim" means any Claim of the nature of those listed in paragraph 3;

"Information Documents" means a set of documents that shall include the Information Sheet, a copy of the Claims Identification Process Order, a Proof of Claim Form and any other document that the Monitor may consider appropriate or advisable to include;

"Information Sheet" means the information sheet sent to the creditors as part of the Information Documents regarding the Claims Process, the Claims Bar Date and the manner to complete and forward Proofs of Claim, substantially in the form and content of the document attached hereto as Annex A-1;

"Monitor" means the person appointed by the Court to coordinate and supervise the Claims Process;

"Notice to Claimants" means the notice published in newspapers to inform possible Claimants of the Claims Process, in accordance with the Claims Identification Process Order;

"Person" means any individual, natural or legal person, association of persons, trust patrimony, including without limiting the generality of the foregoing, a partnership, an unincorporated association, a corporation, a cooperative society or an organization, the successors of a partnership, association, corporation, society or organization, and their heirs, executors, liquidators of the succession, administrators or other legal representative of a person, according to the laws of that part of Canada to which the context extends;

"Proof of Claim" means a proof of claim filed by a Claimant with the Monitor in accordance with the Information Sheet and Proof of Claim Form detailing its claim and duly supported by a statement of account, invoice or affidavit;

"Proof of Claim Form" means the form for the filing of a Proof of Claim by Claimants, substantially in the form and content of the document attached hereto as Annex A-2;

"Rejection Notice" means a notice in writing of the Monitor to a Claimant rejecting a Proof of Claim in whole or in part and stating the reason for so doing;

"Taxation Authority" means any creditor that is a country, province, state, county, district, territory, municipality, department or public agency that has Claims against TIW with respect to income, withholding, capital, goods and services, sales, real estate, business or other taxes;

"TIW" or the **"Company"** means Telesystem International Wireless Inc.;

"TIW Shareholder" means a holder of common shares of TIW.

2. **Creditors subject to the Claims Process**

The Claims Process is binding on all creditors. For greater certainty, holders of Exempt Claims are not considered to be creditors for the purpose of the Claims Process, with respect to such Exempt Claims.

3. **Exempt Claims**

The following Claims are not subject to the Claims Process and will not be barred pursuant to paragraph 7 hereof:

(a) the principal amount and interest due to the holders of the ESD and other moneys payable thereto under the Indenture dated as of February 15, 1999, as amended;

(b) Claims of the TIW shareholders to the First Distribution, the Subsequent Distributions and the Final Distribution, as defined in the Plan of Arrangement;

(c) Claims arising from an obligation which originated entirely after the Determination Date.

4. **Role of Monitor under the Claims Process**

The Monitor is in charge of administering the procedure for filing and valuing Claims described herein. The Monitor is authorized to take all actions and fulfill all duties provided for in the Claims Identification Process Order inclusive of the present Claims Identification Process.

5. **Notice to creditors**

In accordance with the Claims Identification Process Order, the Monitor shall:

(a) send the Information Documents by first class mail no later than on June 3rd, 2005 (i) to all creditors appearing on the books and records of TIW both as at the Determination Date and as at the date of mailing, and (ii) to the persons having commenced proceedings which have been served on TIW and remain pending as at the date of mailing, alleging a cause of action that arose in whole or in part prior to the Determination Date;

(b) send a copy of the Information Documents by first class mail to all registered TIW Shareholders and TIW non-objecting beneficial owners (as defined in *National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer and, in Québec, with Regulation 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer*, hereinafter the "**Policies**") no later than on June 3rd, 2005, and by delivering multiple copies of the Information Documents to intermediaries in accordance with the Policies no later than on May 31st, 2005;

(c) deliver a set of the Information Documents and a notice to the bondholders to the trustee under the Indenture governing the ESD no later than on May 31st, 2005;

(d) publish the Notice to Claimants once weekly during two consecutive weeks in each of the following newspapers starting no later than on June 1st, 2005:

- *The Globe and Mail* (National Edition) and *La Presse*;
- *The Wall Street Journal*;
- *The Financial Times*;

(e) send a copy of the Information Documents by regular mail, courier, facsimile machine or electronic mail, as soon as possible following the request, to any Claimant requesting such information.

6. **Filing Proofs of Claim**

(a) Every Claimant must file a Proof of Claim with the Monitor, on or before the Claims Bar Date;

(b) Proofs of Claim must be submitted to the Monitor in person, by courier, by hand delivery, by mail or by facsimile, at the address and facsimile number indicated on the Information Sheet, so as to be received by the Monitor no later than the Claims Bar Date;

(c) to be considered by the Monitor to have been validly received, a Proof of Claim must meet the following criteria:

(i) the Proof of Claim must be in the form of a completed set of the Proof of Claim Form;

(ii) the Proof of Claim must be completed in accordance with the Information Sheet;

(d) the Monitor is instructed to use its reasonable discretion regarding the adequacy of compliance with the drafting procedure and mode of transmission of Proofs of Claim and the Monitor may, if it is satisfied that the Claim is properly proved, waive any given requirement stipulated herein and in the Information Documents regarding the form and content of the Proofs of Claim.

7. **Failure to file a Proof of Claim**

Any Claimant that fails to file a valid Proof of Claim with the Monitor on or before the Claims Bar Date:

(a) shall forever be deprived of the right to assert or enforce any Claim against the Corporation, or against any present or past director, officer, employee or agent of the Company;

(b) shall not be entitled to any further notice;

(c) shall not participate as a creditor in the Claims Process; and

(d) shall not receive any payment with respect to such Claim;

subject only to the provisions of sections 8 and 9.

8. LATE FILING OF PROOFS OF CLAIM

A Claimant may only file a Proof of Claim with the Monitor after the Claims Bar Date (a "**Late Proof of Claim**") by showing to the satisfaction of the Monitor or, should the Monitor issue a Rejection Notice, to the satisfaction of the Court, that it was impossible, with all reasonable diligence, to file same prior to the Claims Bar Date and it is filed within ten (10) days of the moment when the cause preventing the filing was removed. Late Proofs of Claim (i) shall not be taken into account in determining the amount of any distribution to the TIW Shareholders until they are filed with the Monitor and held admissible; (ii) shall not be entitled to share into reserves for the payment of other liabilities of the Company which have been established prior to such time; and (iii) the Claimant shall not be entitled to assert any Claim against any TIW Shareholder, director or officer by reason of any prior distribution to the TIW Shareholders.

9. VALUATION OF PROOFS OF CLAIM BY THE MONITOR

Pursuant to this Claims Identification Process, the Monitor is entitled to request from any Claimant filing a Proof of Claim such further information and documentation, including affidavits, to the extent reasonably required to value such Proof of Claim and, should the Claimant fail to provide the Monitor with such information or documentation within the prescribed delay, the Monitor may dismiss the Proof of Claim as having not been properly filed and send a Rejection Notice to the Claimant.

10. DISPUTED CLAIMS

Should the Monitor, in consultation with the Company, determine that the Claim alleged in a Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of the Company and/or send a Rejection Notice to the Claimant.

11. APPEAL FROM A REJECTION NOTICE

Any Claimant who wish to appeal from a Rejection Notice may do so by way of motion to the Commercial Division of the Court served on the Monitor and Fasken Martineau DuMoulin, LLP, counsel to TIW within ten (10) days of receipt of the Rejection Notice, failing which the partial or total rejection of the Claim shall be final and binding on the Claimant.

For the purpose of computing the delay to appeal from a Rejection Notice, the Claimant shall be deemed to have received the Rejection Notice:

(a) if sent by prepaid first class mail, three (3) business days after delivery thereof to the post office;

ANNEX A-1 TO SCHEDULE "A"

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

INFORMATION SHEET

Telesystem International Wireless Inc. (**"TIW"** or the **"Company"**) has filed an arrangement under s. 192 of the Canada business Corporations Act (R.C.S. 1985 c. C-44) (the **"Arrangement"**). This arrangement was approved by the requisite number of TIW's shareholders on May 19, 2005, and approved by an Order of the Superior Court (Commercial Division) of the Province of Québec, District of Montreal (the **"Court"**) on May 20, 2005.

By further Order of the Court dated May 20, 2005 (the "Claims Identification Process Order"), TIW was authorized to, among other things, conduct a process in order to facilitate the identification and valuation of the obligations of the Company as of May 20, 2005, (the **"Claims Process"**) with a view to expedite distributions to TIW's shareholders pursuant to the terms of the Arrangement. The Arrangement contemplates that all liabilities of TIW are to be paid or provisioned under Court supervision prior to any such distribution.

Pursuant to the Claims Identification Process Order, KPMG Inc. was appointed to co-ordinate and supervise the administration of the Claims Process.

Reference is made to the Claims Identification Process Order and Schedule A thereto entitled **"Claims Identification Process"** for a description of the initial stage of the Claims Process, including all matters relevant to filing a Proof of Claim in this matter. The above-referenced material is provided along with this material. All capitalized terms which are not otherwise defined herein have the meanings ascribed to them in the Claims Identification Process.

A. Claims Identification Process

The Claims Identification Process is intended to identify and value your Claim (as defined in the Claims Identification Process), if any, against the Petitioner.

All notices and enquiries with respect to this Claims Identification Process should be addressed to:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000
Montréal, Québec
H3A 3N4

Attention:	Richard Lépine
Telephone:	(514) 840-2501
Fax:	(514) 840-2121
E-mail:	rlepine@kpmg.ca

B. Instructions and Other Information for Creditors

1. Proof of Claim

If you believe that you have a Claim against TIW, or a Claim against the directors, officers, employees or agents of TIW related to the conduct of the affairs of the Company, that arose in whole or in part on or prior to May 20th, 2005, you should:

i) Complete the enclosed Proof of Claim form or a document containing the same information;

ii) Attach to the Proof of Claim form a statement of account or sworn statement showing the particulars of the Claim and referring to the contract or other document as the source of the alleged obligation of TIW, as the case may be;

iii) Sign the Proof of Claim form or have it signed by an authorized representative of the Claimant;

iv) Forward the completed Proof of Claim to the Monitor in anyone of the manners prescribed in paragraph 6 to the Claims Identification Process.

THE PROOF OF CLAIM MUST BE RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE OF 5:00 P.M. ON JULY 8, 2005. FAILURE TO DELIVER A PROOF OF CLAIM SO THAT IT IS RECEIVED BY THE MONITOR BY THE CLAIMS BAR DATE WILL DEPRIVE YOU FROM ASSERTING SUCH CLAIM AGAINST TIW OR ITS DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS AND SUCH CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED, WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was impossible, with all reasonable

diligence, to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted. Please refer to S.8 of the Claims Identification Process.

2. *Valuation of Proofs of Claims by the Monitor*

Pursuant to the Claims Identification Process Order, the Monitor is entitled to request from any Claimant filing a Proof of Claim such further information and documentation, to the extent reasonably required, to validate and value such Proof of Claim. In the absence of the provision of this requested information within the stipulated delay, the Monitor may dismiss the Proof of Claim as having not been properly filed and send a Rejection Notice (See 3., below)

3. *Disputed Claims / Rejection Notices*

Should the Monitor, in consultation with the Company, determine that the merits or the amount of the Claim alleged in the Proof of Claim is disputed or disputable, the Monitor may attempt to resolve the dispute with the consent of the Company and/or send a Rejection Notice to the Claimant.

A Rejection Notice means a notice in writing from the Monitor to a Claimant rejecting a Proof of Claim in whole or in part and stating the reason therefore.

4. *Appeal from a Rejection Notice*

ANY CLAIMANT WISHING TO APPEAL A REJECTION NOTICE ISSUED BY THE MONITOR MAY DO SO BY WAY OF A MOTION TO THE COURT, SERVED ON THE MONITOR AND FASKEN MARTINEAU DUMOULIN, LLP, COUNSEL TO THE COMPANY WITHIN TEN (10) DAYS OF RECEIPT OF THE REJECTION NOTICE, FAILING WHICH THE PARTIAL OR TOTAL REJECTION OF THE CLAIM SHALL BE FINAL AND BINDING ON THE CLAIMANT.

ANNEX A-2 TO SCHEDULE "A"

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRFELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

PROOF OF CLAIM

A. PARTICULARS OF CLAIMANT:

1 Full Legal Name of Claimant: ________________________

2 Full Mailing Address: ________________________

____

____

3 Telephone Number: ________________________

4 Facsimile Number: ________________________

5 E-Mail Address: ________________________

6 Attention (Contact Person and Position): ________________________

B. CLAIM

I ________________________ [Name of Claimant or authorized representative of the Claimant], do hereby certify:

1 That I am the Claimant of / hold the position of ___________ of the Claimant and have knowledge of all the circumstances connected with the Claim described herein;

2 That as of May 20th, 2005, the Claimant held the following Claim against Telesystem International Wireless Inc. (the "**Company**");

3 The Claim remains outstanding.

If the Claim is to the payment of a given amount, please indicate the amount and currency in which it is payable:

Amount of Claim : ______________________________ ______________________________
currency

C. **PARTICULARS OF CLAIM**

a) The particulars of the undersigned's Claim are described as follows, or appear from the statement of account and/or other documents attached hereto:

____
____
____
____
____
____
____
____
____
____
____
____

(Provide full particulars of the Claim and supporting documentation, including amount, description of transaction(s) or agreements(s) giving rise to the Claim, name of any guarantor(s) which has guaranteed the Claim, date and number of all invoices, particulars of all credits, discounts etc. claimed).

b) With respect to the Claim:

☐ the Claimant holds a security interest over assets of the Company.

☐ the Claimant holds no security interest.

THE PROOF OF CLAIM MUST BE RETURNED TO AND RECEIVED BY THE MONITOR AT OR BEFORE 5:00 P.M. (MONTREAL TIME) ON THE CLAIMS BAR DATE OF July 8, 2005 AT THE FOLLOWING ADDRESS:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000
Montéal, Québec
H3A 3N4

Attention:	Richard Lépine
Telephone:	(514) 840-2501
Fax:	(514) 840-2121
E-mail:	rlepine@kpmg.ca

Dated at ________________ this ______ day of ___________, 2005.

Per: ______________________________

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

PREUVE DE CRÉANCE

A. RENSEIGNEMENTS SUR LE RÉCLAMANT :

1 Nom et prénom complet du Réclamant : ______________________

2 Adresse postale complète : ______________________
____
____

3 Numéro de téléphone : ______________________

4 Numéro de télécopieur : ______________________

5 Adresse électronique : ______________________

6 À l'attention de (contact et poste) : ______________________

B. CRÉANCE

Je soussigné ______________________ (nom du Réclamant ou du représentant autorisé du Réclamant) certifie ce qui suit :

1. Je suis le Réclamant de / occupe le poste ______________ du Réclamant et ai connaissance de toutes les circonstances reliées à la Créance décrites aux présentes;
2. Au 20 mai 2005, le Réclamant détenait la Créance suivante contre Télésystème Mobiles International Inc. (la « **Société** »);
3. La Créance est toujours impayée.

Si la Créance a trait au versement d'un montant donné, veuillez indiquer le montant et la monnaie dans laquelle elle est payable :

Montant de la Créance : ______________________ ______________________

Monnaie

C. RENSEIGNEMENTS SUR LA CRÉANCE

a) Les renseignements sur la Créance du soussigné sont décrits ci-après ou figurent à l'état de compte et/ou aux autres documents ci-joints :

____
____
____
____
____

(Donner tous les renseignements relatifs à la Créance et les documents justificatifs, y compris le montant, la description de la ou les opérations ou ententes donnant lieu à la Créance, le nom de la ou les cautions ayant garanti la Créance, la date et le numéro de toutes les factures, tous les renseignements relatifs aux crédits, escomptes, etc. réclamés).

b) Eu égard à la Créance :

- ☐ Le Réclamant détient une sûreté grevant des actifs de la Société.
- ☐ Le Réclamant ne détient pas de sûreté.

LA PREUVE DE CRÉANCE DOIT ÊTRE RETOURNÉE ET REÇUE PAR LE CONTRÔLEUR AU PLUS TARD À 17 H (HEURE DE MONTRÉAL) À LA DATE D'EXCLUSION DES CRÉANCES LE 8 JUILLET 2005 À L'ADRESSE SUIVANTE :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1000
Montréal (Québec)
H3A 3N4

À l'attention de : Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kmpg.ca

Fait à ______________ le ______________________ 2005.

Par : ______________________

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL
SUPERIOR COURT OF QUÉBEC (COMMERCIAL DIVISION)

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44)

PROOF OF CLAIM

A. PARTICULARS OF CLAIMANT:

1 Full Legal Name of Claimant: ____________________
2 Full Mailing Address: ____________________
____
____
3 Telephone Number: ____________________
4 Facsimile Number: ____________________
5 E-Mail Address: ____________________
6 Attention (Contact Person and Position): ____________________

B. CLAIM

I ____________________ [Name of Claimant or authorized representative of the Claimant], do hereby certify:

1 That I am the Claimant of / hold the position of __________ of the Claimant and have knowledge of all the circumstances connected with the Claim described herein;

2 That as of May 20th, 2005, the Claimant held the following Claim against Telesystem International Wireless Inc. (the "**Company**");

3 The Claim remains outstanding.

If the Claim is to the payment of a given amount, please indicate the amount and currency in which it is payable:

Amount of Claim : ____________________ ____________________
currency

C. PARTICULARS OF CLAIM

a) The particulars of the undersigned's Claim are described as follows, or appear from the statement of account and/or other documents attached hereto:

____
____
____
____
____

(Provide full particulars of the Claim and supporting documentation, including amount, description of transaction(s) or agreements(s) giving rise to the Claim, name of any guarantor(s) which has guaranteed the Claim, date and number of all invoices, particulars of all credits, discounts etc. claimed).

b) With respect to the Claim:
- ☐ the Claimant holds a security interest over assets of the Company.
- ☐ the Claimant holds no security interest.

THE PROOF OF CLAIM MUST BE RETURNED TO AND RECEIVED BY THE MONITOR AT OR BEFORE 5:00 P.M. (MONTREAL TIME) ON THE CLAIMS BAR DATE OF July 8, 2005 AT THE FOLLOWING ADDRESS:

KPMG Inc.
(In its capacity as Court-appointed Monitor in
The matter of the arrangement of Telesystem International
Wireless Inc.)
2000 McGill College, suite 1000
Montréal, Québec H3A 3N4

Attention: Richard Lépine
Telephone: (514) 840-2501
Fax: (514) 840-2121
E-mail: rlepine@kpmg.ca

Dated at ______________ this ______ day of __________, 2005.

Per: ____________________

TELESYSTEM INTERNATIONAL WIRELESS INC.
7.00% EQUITY SUBORDINATED DEBENTURES

NOTICE OF A CLAIMS PROCESS AND CLAIMS BAR DATE FOR THE FILING OF CLAIMS

To : Holders of 7.00% Equity Subordinated Debentures due in 2006 (the "**ESDs**") of Telesystem International Wireless Inc. (the "**Corporation**")

And to: Computershare Trust Company of Canada ("**Computershare**")

* * *

NOTICE IS HEREBY GIVEN that subsequent to the approval of the arrangement pursuant to Section 192 of the *Canada Business Corporations Act* (the "**Arrangement**") and pursuant to an Order of the Superior Court of Québec made on May 20, 2005 (the "**Order**") a claims process was approved for the identification, filing an evaluation of claims towards the Corporation (the "**Claims Identification Process**").

PLEASE TAKE NOTE that every person who believes that he holds a fixed or contingent claim, other than an exempt claim, towards the Corporation, or towards the directors, officers, employees or agents of the Corporation, related to the conduct of the affairs of the Corporation, which arose in whole or in part on or prior to May 20, 2005, must file a proof of claim in accordance with the Claims Identification Process (the "**Proof of Claim**") with KPMG Inc., the Court appointed monitor of the Claim Identification Process (the "**Monitor**"), which must be received by the Monitor before 5:00 p.m. (Eastern Daylight Saving Time) on Friday, July 8, 2005 (the "**Claims Bar Date**"). The claim of a claimant who fails to file a Proof of Claim within the stipulated delay will be forever extinguished and barred unless such claimant establishes that it was impossible for him to do so, with all reasonable diligence, prior to the Claims Bar Date.

ESD holders requiring claim documentation or other information may contact Richard Lépine at KPMG Inc., Court appointed Monitor, 2000 McGill College, Suite 1000, Montréal, Québec, H3A 3N4, telephone number (514) 840-2501.

Are exempt claims pursuant to the Claims Identification Process the principal amount and interest due to the holders of the ESD and other moneys payable thereto under the Indenture dated as of February 15, 1999, as amended (the "Indenture"). As such, a person whose claim towards the Corporation is limited to receiving sums payable pursuant to the Indenture do not need to complete a Proof of Claim in order to receive payment thereof.

DATED: May 31, 2005

TELESYSTEM INTERNATIONAL WIRELESS INC.

Per: Margriet Zwarts

Margriet Zwarts
General Counsel and Secretary

Dominion of Canada, PROVINCE OF ONTARIO,
MUNICIPALITY of METROPOLITAN TORONTO

TO WITNESS:

IN THE MATTER OF ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC.

I, Jennifer Dunker, of the City of Toronto, in the Municipality of Metropolitan Toronto, in the Province of Ontario, Processing Clerk, in the employment of the Globe and Mail, make oath and say that the advertisement.

Notice

A true copy of which is hereto annexed, was duly distributed in the issues of The Globe and Mail a daily newspaper, simultaneously published in the Cities of Toronto, Montreal, Vancouver, Halifax, Calgary, Brandon, Canada, on the following dates, namely:

May 31ST, 2005, & June 7th, 2005
That I have examined copies of the said newspaper published on the said dates and found the said advertisement to be correctly inserted therein.

Sworn before me at the City of Toronto in the Municipality of Metropolitan Toronto this 15TH, day of June., A.D. 2005)
)

M.L. Doody

[illegible] MATTER OF THE ARRANGEMENT OF TELESYSTEM [illegible]TERNATIONAL WIRELESS INC. UNDER S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44) (THE "ARRANGEMENT")

NOTICE TO CLAIMANTS OF A CLAIM PROCESS AND CLAIMS BAR DATE FOR THE FILING OF CLAIMS.

NOTICE IS HEREBY GIVEN that [illegible] the Arrangement [illegible] to an Order of [illegible] Court of [illegible] 2005 the "Order" [illegible] was approved [illegible] application [illegible] of claims towards [illegible] International Wireless [illegible] ("TIW" or the "Company") the "Claims Identification Process" [illegible]

PLEASE TAKE NOTE that every person who believes that he holds an [illegible] claim [illegible] towards which arose [illegible] **to May 20th, 2005**, must file a proof of claim with KPMG Inc. the Court-Appointed Monitor [illegible] process, which must be received by the Monitor before 5:00 PM (Eastern Daylight Saving Time) on Friday, July 8th, 2005 (the "**Claims Bar Date**").

A CLAIMANT MUST FILE A PROOF OF CLAIM WITH THE MONITOR WHICH MUST BE RECEIVED BY THE MONITOR ON OR BEFORE THE CLAIMS BAR DATE. FAILING WHICH THE CLAIMANT SHALL BE PREVENTED FROM ASSERTING SUCH A CLAIM TOWARDS THE COMPANY AND THE DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS OF THE COMPANY AND THE CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED WITHOUT FURTHER NOTICE.

Late filing of [illegible] of Claim will only be allowed if you show to the satisfaction of the Monitor [illegible] in case of disagreement, that it was physically impossible to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the [illegible] preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted. Please refer to S. [illegible] Identification Process.

CLAIMANTS REQUIRING INFORMATION or [illegible] may contact KPMG Inc., Court-Appointed Monitor, 2000 McGill College, [illegible] Montréal, Québec, [illegible] Attention: [illegible], Tel: (514) 840-2501, Fax: [illegible] E-mail: [illegible]

DATED AT MONTREAL this 24th day of May, 2005.
KPMG Inc. [illegible]
(In its capacity as Court-Appointed Monitor) [illegible]
Gaetano [illegible], CA

AVIS LÉGAUX - APPELS D'OFFRES - SOUMISSIONS - ENCANS

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈMES MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44) (L'«ARRANGEMENT»)

AVIS AUX RÉCLAMANTS D'UNE PROCÉDURE RELATIVE AUX CRÉANCES ET D'UNE DATE D'EXCLUSION DES CRÉANCES POUR LA PRODUCTION DE CRÉANCES

SOYEZ AVISÉS qu'à la suite de l'approbation de l'arrangement et en vertu d'une ordonnance de la Cour supérieure du Québec rendue le 20 mai 2005 (l'**«ordonnance»**), une procédure relative aux créances a été approuvée en vue d'identifier, de produire et d'évaluer des créances à l'endroit de Télésystème Mobiles International Inc. («TIW» ou la «Société») (la **«procédure d'identification des créances»**).

VEUILLEZ NOTER que chaque personne qui estime détenir une créance réelle ou conditionnelle, autre qu'une créance exemptée, à l'endroit de TIW ou des administrateurs, dirigeants, employés et représentants de TIW, relativement à la conduite des affaires de la Société, qui soit née en tout ou en partie au plus tard **le 20 mai 2005**, doit produire une preuve de créance auprès de KPMG Inc., le contrôleur nommé par la Cour au titre de la procédure relative aux créances, que le contrôleur doit recevoir avant 17 h (heure avancée de l'Est) le vendredi 8 juillet 2005 (la **«date d'exclusion des créances»**).

UN RÉCLAMANT DOIT PRODUIRE UNE PREUVE DE CRÉANCE AU CONTRÔLEUR QUI DOIT LA RECEVOIR AU PLUS TARD À LA DATE D'EXCLUSION DES CRÉANCES, FAUTE DE QUOI LE RÉCLAMANT EST PRIVÉ DE FAIRE VALOIR CETTE CRÉANCE À L'ENDROIT DE LA SOCIÉTÉ ET DES ADMINISTRATEURS, DIRIGEANTS, EMPLOYÉS ET REPRÉSENTANTS DE LA SOCIÉTÉ ET LA CRÉANCE SERA À JAMAIS ÉTEINTE ET EXCLUE SANS AUTRE FORME D'AVIS.

La production tardive d'une preuve de créance ne sera autorisée que si vous démontrez à la satisfaction du contrôleur, ou de la Cour en cas de différend, qu'il était impossible, avec toute la diligence raisonnable, de la produire avant la date d'exclusion de créance et qu'elle a été produite **dans les dix (10) jours** du moment où la cause en empêchant la production a été supprimée. Les droits rattachés à une preuve de créance tardive peuvent faire l'objet de restrictions.

LES RÉCLAMANTS AYANT BESOIN DE RENSEIGNEMENTS ou de documents de réclamation peuvent communiquer avec KPMG Inc., le contrôleur nommé par la Cour, 2000, avenue McGill College, bureau 1000, Montréal (Québec) H3A 3N4 à l'attention de Richard Lépine, tél.: (514) 840-2501, télécopieur : (514) 840-2121, courriel : rlepine@kpmg.ca.

FAIT À MONTRÉAL, ce 24e jour de mai 2005.
KPMG Inc. (En sa qualité de contrôleur nommé par la Cour)

Gaetano Di Guglielmo, CA

3020611

AVIS LÉGAUX
APPELS D'OFFRES
SOUMISSIONS - ENCANS

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈMES MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44) (L'«ARRANGEMENT»)

AVIS AUX RÉCLAMANTS D'UNE PROCÉDURE RELATIVE AUX CRÉANCES ET D'UNE DATE D'EXCLUSION DES CRÉANCES POUR LA PRODUCTION DE CRÉANCES

SOYEZ AVISÉS qu'à la suite de l'approbation de l'arrangement et en vertu d'une ordonnance de la Cour supérieure du Québec rendue le 20 mai 2005 (l'**«ordonnance»**), une procédure relative aux créances a été approuvée en vue d'identifier, de produire et d'évaluer des créances à l'endroit de Télésystème Mobiles International Inc. (**«TIW»** ou la **«Société»**) (la **«procédure d'identification des créances»**).

VEUILLEZ NOTER que chaque personne qui estime détenir une créance réelle ou conditionnelle, autre qu'une créance exemptée, à l'endroit de TIW ou des administrateurs, dirigeants, employés et représentants de TIW, relativement à la conduite des affaires de la Société, qui soit née en tout ou en partie **au plus tard le 20 mai 2005**, doit produire une preuve de créance auprès de KPMG Inc., le contrôleur nommé par la Cour au titre de la procédure relative aux créances, que le contrôleur doit recevoir avant 17 h (heure avancée de l'Est) le vendredi 8 juillet 2005 (la **«date d'exclusion des créances»**).

UN RÉCLAMANT DOIT PRODUIRE UNE PREUVE DE CRÉANCE AU CONTRÔLEUR QUI DOIT LA RECEVOIR AU PLUS TARD À LA DATE D'EXCLUSION DES CRÉANCES, FAUTE DE QUOI LE RÉCLAMANT EST PRIVÉ DE FAIRE VALOIR CETTE CRÉANCE À L'ENDROIT DE LA SOCÉTÉ ET DES ADMINISTRATEURS, DIRIGEANTS, EMPLOYÉS ET REPRÉSENTANTS DE LA SOCIÉTÉ ET LA CRÉANCE SERA À JAMAIS ÉTEINTE ET EXCLUE SANS AUTRE FORME D'AVIS.

La production tardive d'une preuve de créance ne sera autorisée que si vous démontrez à la satisfaction du contrôleur, ou de la Cour en cas de différend, qu'il était impossible, avec toute la diligence raisonnable, de la produire avant la date d'exclusion de créance et qu'elle a été produite **dans les dix (10) jours** du moment où la cause en empêchant la production a été supprimée. Les droits rattachés à une preuve de créance tardive peuvent faire l'objet de restrictions.

LES RÉCLAMANTS AYANT BESOIN DE RENSEIGNEMENTS ou de documents de réclamation peuvent communiquer avec KPMG Inc., le contrôleur nommé par la Cour, 2000, avenue McGill College, bureau 1000, Montréal (Québec) H3A 3N4 à l'attention de Richard Lépine, tél. : (514) 840-2501, télécopieur : (514) 840-2121, courriel : rlepine@kpmg.ca.

FAIT À MONTRÉAL, ce 24e jour de mai 2005.
KPMG Inc. (En sa qualité de contrôleur nommé par la Cour)

Gaetano Di Guglielmo, CA

3320812

STATE OF TEXAS)
) ss:
CITY AND COUNTY OF DALLAS)

I, Mike Henley, being duly sworn, depose and say that I am the Advertising Clerk of the Publisher of THE WALL STREET JOURNAL (Global), a daily national newspaper published and of general circulation in Asia, Europe, The United States of America, and that the attached Notice has been regularly published in THE WALL STREET JOURNAL (Global) for one insertion(s) on the following date(s): 5/31/05 & 6/7/05 advertiser: TIW Inc. and that the foregoing statements are true and correct to the best of my knowledge, information, and belief.

MITCHELL E. CHEATHAM
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
03-01-2007

Sworn to before me this

9th day of June 2005

Notary Public

AFFIDAVITS

IN THE MATTER OF: TELESYSTEMS INTL WIRELESS

STATE OF NEW YORK:

ss:

COUNTY OF NEW YORK:

I, Tim Hart, being duly sworn, hereby certify that (a) I am the Vice President - Financial Advertising of FT Publications, Inc., Publisher of the FINANCIAL TIMES, a daily newspaper general circulation in the City and County of New York, and (b) that the Notice of which the annexed is a copy was published in the said FINANCIAL TIMES in London,Frankfurt, Paris, Tokyo, Sweden, Madrid, and Hong Kong on the

1st day of June 2005

Tim Hart

VICE-PRESIDENT OF ADVERTISING -FINANCIAL ADVERTISING:

SWORN TO BEFORE ME THIS:

Hope Kaye

NOTARY PUBLIC

HOPE KAYE
Notary Public, State of New York
No. 31-4944197
Qualified in New York County
Commission Expires

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. UNDER S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 c. C-44) (THE "ARRANGEMENT")

NOTICE TO CLAIMANTS OF A CLAIM PROCESS AND CLAIMS BAR DATE FOR THE FILING OF CLAIMS

NOTICE IS HEREBY GIVEN that subsequent to the approval of the Arrangement, and pursuant to an Order of the Superior Court of Québec made May 20, 2005 (the "Order"), a claims process was approved for the identification, filing and valuation of claims towards Telesystem International Wireless Inc. ("TIW" or the "**Company**") (the "**Claims Identification Process**").

PLEASE TAKE NOTE that every person who believes that he holds an actual or contingent claim other than an exempt claim towards which arose in whole or in part **on or prior to May 20th, 2005**, must file a proof of claim with KPMG Inc., the Court-Appointed Monitor of the Claim Process, which must be received by the Monitor before 5 :00 P.M. (Eastern Daylight Saving Time) on Friday, July 8th, 2005 (the « **Claims Bar Date** »).

A CLAIMANT MUST FILE A PROOF OF CLAIM WITH THE MONITOR WHICH MUST BE RECEIVED BY THE MONITOR ON OR BEFORE THE CLAIMS BAR DATE, FAILING WHICH THE CLAIMANT SHALL BE PREVENTED FROM ASSERTING SUCH A CLAIM TOWARDS THE COMPANY AND THE DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS OF THE COMPANY AND THE CLAIM WILL BE FOREVER EXTINGUISHED AND BARRED WITHOUT FURTHER NOTICE.

Late filing of a Proof of Claim will only be allowed if you show to the satisfaction of the Monitor, or the Court in case of disagreement, that it was physically impossible to file it before the Claims Bar Date and it has been filed **within ten (10) days** of the moment when the cause preventing the filing was removed. The rights attached to a late Proof of Claim may be restricted. Please refer to S.8 of the Claims Identification Process.

CLAIMANTS REQUIRING INFORMATION or claim documentation may contact KPMG Inc., Court-Appointed Monitor, 2000 McGill College, suite 1000, Montréal, Québec, H3A 3N4, Attention : Richard Lépine, Tel: (514) 840-2501, Fax: (514) 840-2121, e-mail: rlepine@kpmg.ca

DATED AT MONTRÉAL, this 24th day of May, 2005.
KPMG Inc.
(In its capacity as Court-Appointed Monitor)

Gaetano Di Guglielmo, CA

Notice of meeting of creditors

MG ROVER ITALIA SPA

Company number: 03000058580

IN THE BIRMINGHAM DISTRICT REGISTRY

NO 2342 OF 2005

Location: Hilton Rome Airport, Via Arturo Ferrarin 2, Fiumicino, Rome, Italy 00050

On 23 June 2005 at 11.30am

The meeting is an initial creditors' meeting under paragraph 51 of Schedule B1 to the Insolvency Act 1986.

Creditors are invited to attend. Any creditor unable to attend should complete a proxy form by the above date if they wish to be represented. To be entitled to vote at the meeting, you must provide details in writing of your claim to the address below by 12.00 hours on the business day before the meeting.

Any member of the Company who requires a copy of the proposals should send a written request to the address below, and a copy will be sent free of charge.

ANTHONY VICTOR LOMAS,
STEVEN ANTHONY PEARSON and
ROBERT JONATHAN HUNT *Joint Administrators*

PricewaterhouseCoopers LLP,
Benson House, 33 Wellington Street, Leeds LS1 4JP

Petition of Edinburgh Oil & Gas plc for Sanction of a Scheme of Arrangement

NOTICE is hereby given that a Petition was presented to the Court of Session on 3 May 2005 by Edinburgh Oil & Gas plc, a public limited company incorporated under the Companies Acts and having its registered office at 10 Coates Crescent, Edinburgh (the "Company") for sanction of a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985 between the Company and Scheme Shareholders (as defined in the Scheme) and confirmation of a reduction of capital. The following interlocutor was pronounced on 2 June 2005:-

"The Lord Ordinary, on the motion of the Petitioners, appoints the Petitioners to give notice of the dependence of the Petition by advertisement once in *The Edinburgh Gazette* and once in each of *The Financial Times (UK edition)* and *The Scotsman* newspapers; appoints all parties claiming an interest to lodge answers to the Petition, if so advised, within 21 days of such advertisement."

of which intimation is hereby given.

Any person claiming an interest may lodge answers to the Petition at the Offices of Court, Court of Session, Parliament House, Parliament Square, Edinburgh EH1 1RQ, not later than 28 June 2005.

Shepherd+ Wedderburn
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

Solicitors for the Petitioners

CREATURE COMFORTS LIMITED

Registered number 04179832

Nature of business: Manufacture of prepared animal feeds

Trade classification: 15710

Date of appointment of Joint Administrative Receivers: 27 May 2005

Name of appointor: HSBC Bank Plc

JOHN NEVILLE WHITFIELD
(IP no 9121) and
GERALD CLIFFORD SMITH
(IP no 6203) of
RSM Robson Rhodes LLP, Centre City Tower, 7 Hill Street, Birmingham B5 4UU
Joint Administrative Receivers

Notification of Appointment of Administrator

EXETER FUND MANAGERS LIMITED

Registered number 02236050

IN THE HIGH COURT OF JUSTICE

NO 1415 OF 2005

Registered Office: 23 Cathedral Yard, Exeter EX1 1HB

Nature of business: Unit Trust Manager

Trade classification: 37

Administrator appointment made on 27 May 2005 (Appointed in addition to the existing Administrators)

MARK JOHNSEN ANDREWS *Joint Administrator*
(IP no 008137) of
Denton Wilde Sapte, 1 Fleet Place, London, EC4M 7WS

Legal Notice

NOTICE IS HEREBY GIV
Indenture dated as of July 3, 20
(UK) Limited, Lykes Lines L
subsidiary guarantors, and The I
May 31, 2005, the following
subsidiaries of CP Ships Limit
Liner Services, LLC, into CP S
the merger of CP Ships US Ag
Lykes Lines Limited, LLC conti
"C

Business

Business for Sale

The joint administrators [illegible] offer for sale the assets of

Veos Plc, Veos Limited and Veos UK Limited

(In Administration)

[illegible]

Smith & Williamson

Direct Access Platforms Limited

KPMG's Corporate Recovery

KPMG's Joint Administrators Paul Andrew Flint and Brian Green, offer for sale the business and assets of Direct Access Platforms Limited.

Principal features include:

- Annual turnover of approximately £2m
- Manufacture, installation, repair and maintenance of hydraulic access platforms
- Established relationships with the emergency services, public sector and utilities companies
- Trading from leasehold premises in the West Midlands and South Manchester
- A well known recognised brand within the industry

For further information please contact The Joint Administrator Paul Andrew Flint, KPMG, St James' Square, Manchester M2 6DS.

Tel: 0161 838 4000. Fax: 0161 838 4085.

E-mail: paula.flint@kpmg.co.uk

AUDIT • TAX • ADVISORY

KPMG

[illegible]

The White Horse at Chilgrove

RENOWNED ICON OF HOSPITALITY

- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]

For sale freehold

Humberts Leisure

[illegible]

Norfrost Limited ("Norfrost") in administration

KPMG's Corporate Recovery

[illegible]

AUDIT • TAX • ADVISORY

KPMG

[illegible]

C.H. Brannam Limited

(In Administration)

[illegible]

menzies | corporate restructuring

Label Print Services Limited

[illegible]

Tenon recovery

[illegible]

Business for Sale

THE MAGAZINE PRINTING COMPANY plc

Specialist short-run magazine printers

[illegible]

Notice to advertisers

[illegible]

[illegible]

Franchising

OWN YOUR OWN BUSINESS LOAN COMPANY



[illegible]

FRESH OPPORTUNITY MASTER LICENSE IN THE UK [illegible]

KYROS

[illegible]

UK based group and [illegible] seeking opportunities in:

[illegible]

DISPLEY EXHIBITIONS LTD

[illegible]

Conferences and Diaries

The Middle East Symposium 2005

"Commercial Diplomacy – A force for regional prosperity"

[illegible]

www.mesymposium.com or call 0207 839 2137

Legal Notices

[illegible]

NOTICE TO CLAIMANTS OF A CLAIM PROCESS [illegible]

[illegible]

Business Services

GLOBAL CORPORATE SERVICES

WEALTH PROTECTION AND TAX MANAGEMENT

[illegible]

ocraworldwide

www.ocra.com

[illegible]

FT | Les Echos

The FT can help you reach additional business readers in France.

Our link with the French business newspaper, Les Echos, gives you a unique recruitment advertising opportunity to capitalise on the FT's European readership and to further target the French business world.

For information on rates and further details please telephone: +44 20 7873 4909

TRANSEARCH®

[illegible]

EXCLUSIVE LICENCES AVAILABLE BY COUNTRY OR WORLDWIDE

[illegible]

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moody

[illegible]

Legal Notice

[illegible]

Humberts Leisure

GOLF CENTRE

- London
- 30 bay floodlit range
- 9 hole golf course
- 2,250 sq ft clubhouse
- [illegible]

Tel: [illegible]

[illegible]

FOR SALE



[illegible]

Petition of Edinburgh Oil & Gas plc for Sanction of a Scheme of Arrangement

[illegible]

[illegible]

Businesses for sale

[illegible]

We Want Your Business

FT BUSINESS

Tuesday, Friday & Saturday Business for Sale, Business Opportunities, Business Services, Business Wanted, Franchises

Classified Business Advertising

FT

[illegible]

EXHIBIT
R-3

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS (L.C.R. 1985, chap. C-44)*

PREUVE DE CRÉANCE

A. RENSEIGNEMENTS SUR LE RÉCLAMANT :

1. Nom et prénom complet du Réclamant	Sa Majesté la Reine du Chef du Canada (Ministre du Revenu national)
2. Adresse postale complète	Agence des douanes et du revenu du Canada Bureau des services fiscaux de Montréal Section de la vérification internationale et des non-résidents 305 boul. René-Lévesque Ouest Montréal (Qc) H2Z 1A6
3. Numéro de téléphone	(514) 229-0615
4. Numéro de télécopieur	(514) 496-4574
5. Adresse électronique	Thi-Bich-Ha.Vu@ccra-adrc.gc.ca
6. À l'attention de (contact et poste)	Vu, Thi Bich Ha

B. CRÉANCE

Je soussignée, Vu, Thi Bich Ha, certifie ce qui suit :

1. J'occupe le poste de vérificatrice à la Section de la vérification internationale et des non-résidents au bureau des Services fiscaux de Montréal, de l'Agence des douanes et du revenu du Canada, et ai connaissance de toutes les circonstances reliées à la Créance décrite aux présentes;

2. Au 20 mai 2005, le Réclamant détenait une Créance contre Télésystème Mobiles International Inc. (la « Société »);

3. La Créance est toujours impayée.

Il s'agit d'une créance, dont le montant est indéterminé à ce jour pour les raisons mentionnées à la Section C ci-après, représentant des impôts que le ministre du Revenu national réclame de la Société en vertu de la *Loi de l'impôt sur le revenu* pour les année d'imposition 2003 et 2004, de même que pour l'année d'imposition 2005 dans la mesure où ces impôts ont trait aux revenus gagnés par la Société le ou avant le 20 mai 2005.

Montant de la Créance : indéterminé   Monnaie : dollars canadiens

C» RENSEIGNEMENTS SUR LA CRÉANCE

a) Le montant de la Créance mentionnée à la Section B ci-dessus demeure indéterminé à ce jour parce que l'Agence des douanes et du revenu du Canada n'a pas été en mesure, malgré toute la diligence voulue, d'obtenir tous les renseignements et documents pertinents, notamment de la part de la Société, pour déterminer le montant exact des impôts payables, et que la vérification qu'elle a entreprise des années d'imposition susdites n'a donc pu être complétée à ce jour. Des rencontres avec les représentants de la Société doivent d'ailleurs avoir lieu dans un proche avenir, dont une aujourd'hui même, dans le but d'obtenir tous les renseignements et documents pertinents à la détermination du montant de la Créance.

b) Eu égard à la Créance :

- Le réclamant ne détient pas de sûreté.

Je, soussignée, Vu, Thi Bich Ha, vérificatrice à la Section de la Vérification internationale et des non-résidents du bureau des Services fiscaux de Montréal de l'Agence des douanes et du revenu du Canada, ayant mon bureau au 305 boul. René-Lévesque ouest, à Montréal, province de Québec, déclare solennellement que tous les faits et renseignements mentionnés aux Sections A, B et C de la présente Preuve de créance sont vrais.

Vu, Thi Bich Ha

Assermentée devant moi, à Montréal, ce 8 juillet 2005

Commissaire à l'assermentation

Commissaire à l'assermentation
JOHANNE AUDET
101 273

Fait à Montréal, le 8 juillet 2005

SA MAJESTÉ LA REINE DU CHEF DU CANADA

Par : VU, THI BICH HA

-19-05 15:18 DE-

EXHIBIT R-4

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL
COUR SUPÉRIEURE DU QUÉBEC (CHAMBRE COMMERCIALE)

DANS L'AFFAIRE DE L'ARRANGEMENT DE TÉLÉSYSTÈME MOBILES INTERNATIONAL INC. AUX TERMES DE L'ART. 192 DE LA *LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS* (L.R.C. 1985, chap. C-44)

PREUVE DE CRÉANCE

A. RENSEIGNEMENTS SUR LE RÉCLAMANT :

1 Nom et prénom complet du Réclamant : Revenu Québec

2 Adresse postale complète : 1600 René-Lévesque Ouest
3e étage
Montréal (Québec)

3 Numéro de téléphone : (514) 415-5257

4 Numéro de télécopieur : (514) 285-3833

5 Adresse électronique :

6 À l'attention de (contact et poste) : Daniel Drapeau

B. CRÉANCE

Je soussigné Daniel Drapeau (nom du Réclamant ou du représentant autorisé du Réclamant) certifie ce qui suit :

1. J' ai / occupe le poste agent de la gestion financière du Réclamant et ai connaissance de toutes les circonstances reliées à la Créance décrites aux présentes;
2. Au 20 mai 2005, le Réclamant détenait la Créance suivante contre Télésystème Mobiles International Inc. (la « Société »);
3. La Créance est toujours impayée.

Si la Créance a trait au versement d'un montant donné, veuillez indiquer le montant et la monnaie dans laquelle elle est payable :

Montant de la Créance : montant total à déterminer canadienne
Monnaie

C. RENSEIGNEMENTS SUR LA CRÉANCE

a) Les renseignements sur la Créance du soussigné sont décrits ci-après ou figurent à l'état de compte et/ou aux autres documents ci-joints :

Retenues à la source années 2001 à 2005: 4 781 449,53 $

Impôts de société: ~~2003,2004 et 2005 montant à déterminer suite à la vérification en cours.~~

(Donner tous les renseignements relatifs à la Créance et les documents justificatifs, y compris le montant, la description de la ou les opérations ou ententes donnant lieu à la Créance, le nom de la ou les cautions ayant garanti la Créance, la date et le numéro de toutes les factures, tous les renseignements relatifs aux crédits, escomptes, etc. réclamés).

b) En égard à la Créance :

☐ Le Réclamant détient une sûreté grevant des actifs de la Société.

☒ Le Réclamant ne détient pas de sûreté.

LA PREUVE DE CRÉANCE DOIT ÊTRE RETOURNÉE ET REÇUE PAR LE CONTRÔLEUR AU PLUS TARD À 17 H (HEURE DE MONTRÉAL) À LA DATE D'EXCLUSION DES CRÉANCES LE 8 JUILLET 2005 À L'ADRESSE SUIVANTE :

KPMG Inc.
(en sa qualité de Contrôleur nommé par la Cour
dans l'affaire de l'arrangement Télésystème Mobiles International Inc.)
2000, avenue McGill-College, bureau 1900
Montréal (Québec)
H3A 3N4

À l'attention de : Richard Lépine
Téléphone : (514) 840-2501
Télécopieur : (514) 840-2121
Courriel : rlepine@kpmg.ca

Fait à Montréal le 8 juillet 2005.

Par : [signature]

Témoin : [signature]

August 19, 2005
Replaces the letter dated August 18,2005

Board of Directors
Telesystem International Wireless Inc.
1250 West René-Lévesque Blvd., 38th Floor
Montréal, Québec H3B 4W8

Attention: Mr. Bruno Ducharme
Chairman of the Board

Re: Distributions by Telesystem International Wireless Inc. ("TIW") to its Shareholders

Dear Sir,

The present letter is sent further to the meeting of July 14, 2005 between representatives of the Canada Revenue Agency ("CRA") and representatives of TIW and the ensuing discussions and is intended to specify the conditions under which CRA will allow the directors and officers of TIW to authorize distributions by TIW to its shareholders without personal liability under subsection 159(3) of the *Income Tax Act* (Canada) (the "ITA"), and/or under section 227.1 of the ITA as it relates to liability for tax under Part XIII of the ITA. However, in the event that TIW or its transfer agent, Computershare Trust Company of Canada, does not properly withhold and/or remit the appropriate tax payable under Part XIII of the ITA on any distribution by TIW to any registered shareholder that is a non-resident of Canada within the meaning of the ITA in excess of the paid-up capital of its common shares referred to at page 2 of the present letter, TIW's directors and officers will remain liable under section 227.1 of the ITA for any tax under Part XIII of the ITA applicable to such portion of the distribution that is in excess of the paid-up capital of TIW's common shares referred to at page 2 of the present letter.

For greater certainty, any reference in this letter to an assessment shall also include a reassessment.

Background

The shareholders of TIW have adopted a plan of arrangement (the "Arrangement") pursuant to the *Canada Business Corporations Act* authorizing TIW to proceed with the sale and the realization of all of its assets, the payment of all of its debts and liabilities and its liquidation and dissolution.

The Arrangement includes a claims process (the "Claims Process") under which the delay to submit claims was July 8, 2005 and in respect of which the Minister of National Revenue (the "Minister") has filed with the monitor (the "Monitor") appointed by the Superior Court of the Province of Quebec (the "Superior Court") a proof of claim for an undetermined amount.

As appears in paragraph 11 of the conclusions of the Motion of Telesystem International Wires Inc. to Authorize the First Distribution to its Shareholders (hereinafter the "Motion"), copy of which is attached hereto as schedule "A", all claims of the CRA arising from notices of assessments and/or reassessments issued subsequent to the determination date, the 20th of May 2005, are exempt claims within the definition of the claims' identification process.

In order to ascertain its tax liability, if any, and to enable the distribution of assets without delay, TIW has asked CRA to review its tax situation. CRA is presently conducting an audit concerning the tax liability of TIW under the ITA for all taxation years that are not statute-barred. While CRA has acted diligently in its audit process, it has not yet finalized its assessment of TIW's tax liability, if any, for any of its taxation years that are completed and are not statute-barred or that are not yet completed. At the request of TIW, it will however do so before the end of September 2006, even if it has not completed its audit.

TIW has requested that CRA issue a certificate under subsection 159(2) of the ITA prior to the initial distribution(s) by TIW to its shareholders (the "Distributions"). TIW intends to make the Distributions soon after it is so authorized by the Superior Court, which will take into account the Monitor's report on the Claims Process (the "Monitor's Report").

The administrative practices of CRA do not allow for the issuance of interim certificates under subsection 159(2) of the ITA with respect to a corporation. TIW has therefore requested, on behalf of its directors and officers, a confirmation from the CRA that none of the directors or officers of TIW who authorize the Distributions would be assessed or otherwise made subject to liability under subsection 159(3) and/or section 227.1 of the ITA with respect to the Distributions. However, TIW recognizes that in the event that TIW or its transfer agent, Computershare Trust Company of Canada, does not properly withhold and/or remit the appropriate tax payable under Part XIII of the ITA on any distribution by TIW to any registered shareholder that is a non-resident of Canada within the meaning of the ITA in excess of the paid-up capital of CDN $17.01 per common shares of TIW, TIW's directors and officers will remain liable under section 227.1 of the ITA for any tax under Part XIII of the ITA applicable to such portion of the distribution that is in excess of the current paid-up capital of CDN $17.01 per common share of TIW which has been agreed to by CRA.

Decisions

Given the above, CRA confirms to the directors and officers of TIW that CRA (or the Minister) will not hold them personally responsible, whether individually or as a group, under subsection 159(3) and/or section 227.1 of the ITA for any of the Distributions made by TIW and authorized by them as part of the Arrangement, to the extent the Distributions are made according to the following conditions, which shall be confirmed in a judgement of the Superior Court approving the Distributions further to the Monitor's Report:

(a) An amount of CDN $150 M (the "Cash Reserve"), determined further to good faith negotiations between CRA, TIW and its representatives and which CRA considers reasonable in the circumstances of the Arrangement, will be kept by TIW as a reserve for any and all amounts in principal, interest and penalties, if any, payable by TIW pursuant to

the ITA, and will not be part of any distributions to TIW shareholders otherwise than as indicated below.

The Cash Reserve will be identified as a reserve for any and all amounts in principal, interest and penalties, if any, payable by TIW under the ITA in the Monitor's Report as submitted to the Superior Court and will not be available to any other past, present or future creditor of TIW;

(b) The Cash Reserve will be set aside by TIW, and invested by TIW in investments acceptable to the CRA as provided in the pledge described below in an account maintained with KPMG Inc. or any other person acceptable to CRA and agreed to by TIW and over which a pledge under the *Civil Code of Quebec* will be granted to CRA with terms acceptable to CRA. Any interest accruing on the Cash Reserve will not be subject to the pledge and could therefore be used by TIW for its general corporate purposes, including any further distributions to its shareholders; and

(c) CRA will be advised in advance of any transaction between third parties and TIW and any of its affiliates after the date hereof which produce revenues (including any amounts received in respect of the Dolphin Corporation Limited or DCORP Realisations Limited liquidation) other than transactions with Vodafone International Holdings B.V. pursuant to agreements as described in the Notice of Special Meeting of Shareholders and Information Circular with respect to the Arrangement of Telesystem International Wireless Inc. dated April 18, 2005. In such event, TIW will set aside an appropriate cash reserve, as requested by CRA, for any taxes, interest and penalties, if any, applicable to any past, present or future transactions, not to exceed the income from the said transaction.

Furthermore, should CRA assess TIW in respect of the transfer by TIW of the shares of the capital stock of ClearWave N.V. to Telesystem (Antilles) Corporation N.V. ("TAC") in October 2004 and should TIW agree to such an assessment or should there be a final judgement of a competent Court confirming such an assessment, TIW undertakes to liquidate TAC in order to realize a possible capital loss. The liquidation will occur at the latest by December 31, 2007, unless the parties agree on alternative transactions. To that effect, both parties will act reasonably to achieve the desired result. In this regard, TIW undertakes to carry-out in good faith (or to cause its subsidiaries to carry-out in good faith) the steps outlined in Schedule B attached hereto in order to carry back available deductible capital losses. However, changes to the steps mutually agreed by TIW and CRA may need to be made if the assumptions outlined in Schedule A attached hereto are no longer valid at the relevant time or because of future amendments to Canadian or foreign tax legislation.

In addition, TIW undertakes to fully acquit, out of and up to the Cash Reserve, any assessment under the ITA within 30 days of issuance of such assessment.

CRA, acting reasonably and with good faith, will consider any request by TIW to reduce the amount of the Cash Reserve as the liability of TIW for taxes, interest and penalties, if any, under the ITA is ascertained for each taxation year and CRA, acting reasonably and with good faith, will consider any request by the directors of TIW for a letter similar to

the present letter with respect to their personal liability under subsection 159(3) and section 227.1 of the ITA with respect to any future distributions by TIW to its shareholders of amounts from the Cash Reserve.

Without limiting the generality of the foregoing, CRA will agree to reduce the amount of the Cash Reserve if TIW obtains confirmation acceptable to CRA from the Dutch Tax Authorities concerning the tax treatment of ClearWave N.V. interest income.

Nothing in this letter should be construed as a limitation of the personal liability of any of the directors of TIW for any distribution(s) of funds by TIW to its shareholders other than the Distributions contemplated by this letter and, in particular, for any final distribution by TIW authorized without obtaining a certificate under subsection 159(2) of the ITA.

Nothing in this letter should be construed as an assessment of TIW's tax liability, or a limitation of the right of CRA to collect from TIW, for any taxes currently owed and to be owed by TIW in the future, nor should it be construed as assessing the obligations of TIW under the ITA in any other respect and limiting the rights of TIW to oppose and appeal any assessment of tax under the ITA.

Nothing in this letter should be construed as limiting the right for CRA to collect from TIW the total amount of assessments for past, present or future taxes payable by TIW in accordance with the terms of the conclusions of the "Motion".

Except to the extent that the Minister will have accepted the pledge hereinabove mentioned, TIW renounces its right to force the Minister to accept any security pursuant to subsection 220(4) or (4.1) of the ITA.

The present letter is conditional upon the pledge agreement contemplated above being duly executed and supported by a resolution of the board of directors of TIW and upon the Superior Court agreeing to grant the conclusions of the "Motion".

In the event that (i) TIW is in breach of one or several obligations or conditions contained in the present letter and CRA suffers damages as a result of such breach, or (ii) TIW has, prior to the date hereof, knowingly or under circumstances amounting to gross negligence withheld any information or documents, other than information and documents that TIW is legally entitled to withhold (including by reason of solicitor-client privilege), requested by CRA up to the date of this letter or deliberately neglected to provide such information or documents to CRA in a timely manner, taking into account all circumstances, and such information or documents would have materially increased the amount of the Cash Reserve if it had been known by CRA at the date of the present letter, then TIW's directors and officers will no longer benefit from the entire protection given to them by the present letter and sections 159 and 227.1 of the ITA will apply to said persons, subject to the following:

(a) any person who ceases to act as a director or officer of TIW must notify the CRA in writing no later than ten (10) days after their departure that they are no longer acting as a director or officer of TIW;

(b) a director or officer of TIW who ceases to be a director or officer of TIW will lose the benefit of the protection given to him or her only if the relevant breach of TIW (including, for greater certainty, a breach of

element (ii) of this paragraph) occurred or occurs before such director or officer notifies CRA in writing that he or she is no longer a director or officer of TIW;

(c) a breach of the condition found in paragraph (c) above shall not be considered a breach for the purposes of the present paragraph unless the income produced by the transactions that have not been disclosed to CRA in accordance with paragraph (c) above exceed CDN $500,000.

The present letter will be of no force and effect until it is accepted by TIW and each of its directors. This acceptances will be signified by a duly authorized resolution of the board of directors which confirms that all of its directors hereby confirm having received the present letter, read the same, understood it and accepted its content.

Yours truly,

Bernard Benedetti
Manager Large File Case Audit
Officer delegated under subsection 159(2) of the ITA
Montreal Tax Services Office
Canada Revenue Agency

Cc: Gaetano Di Guglielmo, KPMG Inc. (Court-appointed Monitor)
Jane Meagher, Justice Canada
Richard Corbeil, Justice Canada
Daniel Beauchamp, Justice Canada
Larry Jacobson, CRA

CONTRACT OF DEPOSIT AND DEED OF HYPOTHEC

BETWEEN

TELESYSTEM INTERNATIONAL WIRELESS INC.
AS GRANTOR

AND

HER MAJESTY THE QUEEN IN RIGHT OF CANADA
AS SECURED PARTY

and

KPMG INC., in its capacity as Court-appointed Monitor
AS COLLATERAL AGENT

DATED AS OF [redacted], 2005

FASKEN MARTINEAU

THIS CONTRACT OF DEPOSIT AND DEED OF HYPOTHEC entered into as of [redacted], 2005

AMONG: **TELESYSTEM INTERNATIONAL WIRELESS INC.**, a corporation legally incorporated under the *Canada Business Corporations Act*, having its head office at 1250 René-Lévesque Boulevard West, 38th Floor, Montreal (Quebec), herein represented by a duly authorized officer pursuant to a resolution of the board of directors, dated August [redacted], 2005, a certified copy of which is annexed hereto;

(Hereinafter the "**Grantor**")

AND: **HER MAJESTY THE QUEEN IN RIGHT OF CANADA**, herein represented by the Minister of National Revenue (hereinafter the "**Minister**"), himself represented by Christine Lessard, Manager, Revenue Collections, at the Tax Services Office of Montreal, of the Canada Customs and Revenue Agency (hereinafter "**CRA**"), located at 305 René-Lévesque Boulevard West, 2nd Floor, Montreal (Quebec), duly authorized to act on behalf of the Minister of National Revenue by virtue of an authorization signed by the latter on the twenty-seventh day of September nineteen hundred and ninety-nine (September 27th, 1999), pursuant to subsection 220 (2.01) of the *Income Tax Act* and sections 90 and following of the *Canada Customs and Revenue Agency*, S.C. 1999, c.17;

(Hereinafter the "**Secured Party**")

AND: **KPMG INC.**, in its capacity as Court-appointed Monitor;

(Hereinafter the "**Collateral Agent**")

WHEREAS on March 15, 2005, the Grantor and Vodafone International Holdings B.V. ("**Vodafone**") entered into a Framework Agreement and a Share Purchase Agreement pursuant to which Vodafone undertook to purchase from the Grantor's indirect subsidiary, Telesystem International Wireless Corporation N.V., its 79 % interest in Mobifon S.A. ("**Mobifon**") and a 100% interest in Oskar mobil a.s. ("**Oskar**"), through the acquisition of ClearWave N.V., a 99.99% indirect subsidiary of the Grantor, (the "**Transaction**");

WHEREAS on April 18, 2005, the Grantor filed with the Superior Court, District of Montreal (Commercial Division) (the "**Court**") an Application for Interim and Approval Orders Respecting an Arrangement Involving Telesystem International Wireless Inc. (the "**Initial Motion**");

WHEREAS on April 19, 2005, the Court granted the interim orders sought in the Initial Motion, pursuant to which a meeting (the "**Meeting**") of the holders of Grantor's issued and outstanding

common shares (the "**Shareholders**") was called for the purpose of considering, and if deemed appropriate, approving the Arrangement;

WHEREAS on May 19, 2005, the Meeting was duly held and the Arrangement was approved by 99.7 % of the issued and outstanding common shares of Petitioner voted at the Meeting;

WHEREAS on May 20, 2005, the Court granted the final orders sought in the Initial Motion, pursuant to which the Arrangement was approved by the Court and various ancillary orders were rendered to allow for the identification and resolution of outstanding claims against the Grantor (the "**Claims Process**");

WHEREAS the Secured Party filed a claim in the Claims Process for an unspecified amount regarding income taxes, penalties and interest;

WHEREAS all claims of the CRA arising from notices of assessments or reassessments issued subsequent to the determination date, the 20th of May 2005, are exempt claims within the definition of the Claims Process;

WHEREAS the Grantor and the CRA have agreed that, pending the completion of.a tax audit, and until notices of assessments or reassessments are issued at the latest on September 30, 2006, the Grantor will set aside a cash reserve of one hundred and fifty million dollars ($150,000,000) (the "**Cash Reserve**") to cover any and all amounts for past, present or future liabilities of the Grantor under the *Income Tax Act* (the "**ITA**"), in principal, interest and penalties if any;

WHEREAS the Grantor has agreed to pay, within 30 days of its issuance, the amount of all notices of assessment or reassessment up to the amount of the Cash Reserve;

WHEREAS the Secured Party has delivered to the Grantor a comfort letter pursuant to which, in consideration for the Cash Reserve being created, the Secured Party has undertaken to allow the Grantor to distribute its assets, without personal liability for its directors and officers under subsection 159(3) of the ITA, and/or under section 227.1 of the ITA as it relates to liability for tax under Part XIII of the ITA (the "**Comfort Letter**");

WHEREAS this agreement is established in favor of the Secured Party pursuant to provisions taken by the Minister of National Revenue under subsection (4) of Section 220 of the *ITA*;

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt whereof are hereby acknowledged, the parties hereto have agreed as follows:

ARTICLE 1

INTERPRETATION

1.1 **Headings**. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.2 **Currency**. Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in the lawful money of Canada.

1.3 **Gender and Number**. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4 **Amendment, Waiver**. No amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.5 **Governing Law, Attornment**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. The Grantor and the Secured Party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Québec sitting in the judicial district of Montreal with respect to any matter arising hereunder.

ARTICLE 2

CONTRACT OF DEPOSIT

2.1 **Deposit**. The Collateral Agent acknowledges that the Grantor has deposited an amount of one hundred and fifty million dollars ($150,000,000) (the "**Deposit**") in account number [redacted] of the [redacted] branch of the [Bank of Montréal], opened in the name of the Collateral Agent for the benefit of the Grantor and the Secured Party, each according to its interest hereunder (the "**Deposit Account**")

2.2 **Possession of the Deposit**. The Deposit remains the property of the Grantor, subject to the hypothec created by Article 3 hereunder, and shall remain in the possession of the Collateral Agent as administrator of the property of others and be administered and disposed of in accordance with the provisions hereunder.

2.3 **Holding and Investing of the Deposit**. The Collateral Agent shall keep the Deposit and the proceeds thereof at all times separate from its own property. All earnings from the investment of the Deposit shall be paid to the Deposit Account. The instruments representing or evidencing the investment of the Deposit, if any, shall be held by and, as the case may be, registered in the name of the Collateral Agent or held by any intermediary for the account of the Collateral Agent in such a capacity (the "**Intermediary Account**").

2.4 **Investment of the Deposit**. Provided that no Event of Default, as hereinafter defined, has occurred and is continuing, the Grantor shall at any time provide to the Collateral Agent, with a copy to the Secured Party, **(i)** a written notice specifying the Permitted Investments, as hereinafter defined, in which the Deposit shall be invested, or, as the case may be, directing it to retain the whole or any part of the Deposit in the Deposit Account (each such notice, an "**Investment Notice**") or **(ii)** a written notice directing the Collateral Agent to cancel any or all of the Permitted Investments as the Grantor shall direct and to retain the proceeds resulting therefrom in the Deposit Account (each such notice, a "**Cancellation Notice**").

2.5 **Reports**. The Collateral Agent shall forward to the Grantor and the Secured Party forthwith any and all statements relative to the Deposit Account and any Intermediary Account for the holding of the Permitted Investments.

2.6 **Permitted Investments**. The Collateral Agent shall only invest the Deposit in the following instruments (the "**Permitted Investments**"):

(a) debt instruments issued or guaranteed by Canada, any province of Canada or any corporation or agency controlled by the government of Canada or a province of Canada that mature no later than the 120th day of their purchase if purchased on or before September 30th, 2005, or that mature no later than 30 days after their purchase if purchased on or after October 1st, 2005;

(b) overnight bank deposits, certificates of deposit, deposit notes, bankers' acceptances and other debt instruments issued by a Canadian bank or Canadian trust company the long-term debt of which is rated at least A by Standard & Poor's, a division of The McGraw-Hill Companies Inc. at the time such instruments are purchased, provided that any such instruments mature no later than the 120th day of their purchase if purchased on or before September 30th, 2005, or that they mature no later than 30 days after their purchase if purchased on or after October 1st, 2005;

(c) provided that they are purchased on or before September 30th, 2005, any debt instruments issued by a corporation with a rating of at least R-1 mid according to Dominion Bond Rating Services Limited at the time of the purchase of the instruments maturing no later than the 120th day following their purchase.

2.7 **Fruits and Revenues**. All income, fruits, interest, revenues, issues and profits arising from the Deposit Account and the Permitted Investments (the "**Deposit Income**") shall be remitted to the Grantor by the Collateral Agent on request and shall not be part of the Deposit.

2.8 **Payment out of the Deposit**. As long as the Hypothec remains in force, the Collateral Agent shall remit to the Secured Party for the account of the Grantor, the amount stated in any notice of assessment or reassessment issued by the Secured Party after the date of this agreement, up to the amount of the Deposit held by the Collateral Agent, within thirty (30) days of receipt by the Collateral Agent of the notice or of a written demand by the Secured Party setting out the amount of said notice.

2.9 **Disposal of the Deposit**. The Collateral Agent shall remit the balance of the Deposit **(i)** to the Secured Party upon written notice by the Secured Party that an Event of Default (as hereinafter defined) has occurred and is still continuing, up to the amount due by the Grantor to the Secured Party on account of the Obligation (as hereinafter defined) as specified in the written notice; **(ii)** to the Grantor upon request to the extent that the amount of the Deposit exceeds the amount of the Hypothec, which latter amount is subject to reduction by agreement between the Grantor and the Secured Party or by Court order; or **(iii)** to the Grantor upon expiry or discharge of the Hypothec.

ARTICLE 3

HYPOTHEC

3.1 **Hypothec**. As a general and continuing collateral security for the payment and performance of the Obligation, the Grantor hereby hypothecates and pledges to and in favour of the Secured Party for an amount of one hundred and fifty million dollars ($150,000,000) any and all of its rights, title and interest in the Contract of Deposit evidenced by Article 2 hereof, other than its right to the fruits and revenues of the Deposit as stated in subsection 2.7 hereof, including, without limitation, any and all of its rights in the Deposit, the Deposit Account, the Permitted Investments and any and all certificates, instruments, titles, documents and deposits held by or issued to the Collateral Agent as a result of the Deposit (the "**Hypothec**").

3.2 **Obligation**. The Hypothec secures any and all obligations of the Grantor towards the Secured Party to pay any and all amounts, in principal, penalties and interest, established by any notice of assessment or reassessment issued by the Secured Party to the Grantor for past, present and future liabilities of the Grantor under the ITA, up to an amount of one hundred and fifty million dollars ($150,000,000) (the "**Obligation**").

3.3 **Imputation of payments**. Any future payment by the Grantor to the Secured Party, other than a payment pursuant to subsection 2.8 hereof or another payment made voluntarily by the Grantor or on its behalf and expressly declared to be applicable to the Obligation, will be first applied to any liability of the Grantor to the Secured Party under the ITA other than the Obligation. In the event that at any time, the amount paid to the Secured Party is insufficient to pay any given outstanding notice or notices of assessment or reassessment, any amount received by the Secured Party from the Collateral Agent shall be applied at the Secured Party's discretion in whole or any part to any part of any such notice or notices of assessment or reassessment.

3.4 **No authorization to collect the hypothecated claims**. The Grantor is not authorized to collect the hypothecated claims, but the Collateral Agent shall manage and use the Deposit as stated in Article 2 hereof until and unless an Event of Default has occurred and is continuing.

3.5 **Extinction of Hypothec**. Provided that no Event of Default has then occurred and is continuing, the Hypothec shall be extinguished on November 15, 2006.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE GRANTOR

4.1 So long as the Obligation is outstanding and unpaid, the Grantor makes the following representations, provides the following warranties and covenants and agrees as follows:

4.1.1 the Deposit belongs to the Grantor in full and absolute ownership and is free of all prior claims, hypothecs and other charges whatsoever;

4.1.2 the Grantor has full power, authority and the right to hypothecate and hand over the Deposit to the Collateral Agent in favor of the Secured Party in accordance with the terms hereof and has obtained the approval of its Board of directors to do so.

ARTICLE 5

COVENANTS OF THE GRANTOR

5.1 **General Covenants**. The Grantor agrees that:

5.1.1 it shall notify the Secured Party, promptly and upon becoming aware of:

5.1.1.1 any change in the information contained in this Agreement; and

5.1.1.2 the occurrence of any Event of Default;

5.1.2 it shall deliver to the Collateral Agent, all documents, certificates and agreements constituting, representing or relating to the hypothecated property immediately upon such documents, certificates and agreements being, or coming into, its possession or control.

5.2 **Restrictions on Dealing with Hypothecated Property**. The Grantor agrees that it shall not, without the prior consent in writing of the Secured Party:

5.2.1 require that the Deposit Account be closed;

5.2.2 sell, assign, transfer, exchange or otherwise dispose of the hypothecated property otherwise than pursuant to the provisions of Section 2.9 or

5.2.3 create, assume or suffer to exist any hypothec or other encumbrance upon the hypothecated property other than the hypothec and pledge created hereunder or in favor of the Secured Party.

5.3 **Further Assurances**. The Grantor shall at its own expense do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, security agreements, pledges, charges, assignments, hypothecs, powers of attorney and assurances (including, without limitation, instruments supplemental or ancillary hereto) and such applications for registration and financing statements as the Secured Party may from time to time request to better assure and perfect the Hypothec.

ARTICLE 6

RENUNCIATION BY THE GRANTOR

6.1 The Grantor formally and expressly renounces to any right it may have to require, pursuant to subsection 164(1.1) of the ITA:

6.1.1 that the Hypothec be surrendered or discharged, and

6.1.2 to claim payment or reimbursement of any amount to which it would otherwise be entitled under the foregoing provision.

ARTICLE 7

EVENTS OF DEFAULT

7.1 The occurrence of any one or more of the following events shall constitute an event of default hereunder (herein referred to as an "**Event of Default**"):

7.1.1 the Grantor makes an assignment for the benefit of creditors, or files or consents to the filing of a petition in bankruptcy, a proposal or a notice under the *Bankruptcy and Insolvency Act* (Canada) or an application under the *Companies Creditors Arrangement Act* (Canada) or becomes insolvent or bankrupt;

7.1.2 the Grantor fails to obtain the release of any seizure of the Deposit in execution of a judgment;

7.1.3 the Grantor fails to obtain the release of any prior notice of the exercise of a hypothecary right or any other right registered against the Deposit or fails to remedy any default under the terms of another hypothec or charge affecting the Deposit;

7.1.4 Any representation or warranty made to the Secured Party by the Grantor is false or erroneous in whole or in part in any way;

7.1.5 If the Collateral Agent fails to fulfill its obligations arising from the present Agreement;

7.1.6 The Grantor fails to fulfill the obligations arising from any clause hereof, including its obligation to pay the fees and disbursements of the Collateral Agent and hold same harmless as provided for hereunder;

7.1.7 The Grantor fails to pay, within thirty (30) days of its issuance, any notice of assessment or reassessment under the ITA up to an amount of one hundred and fifty million dollars ($150,000,000).

ARTICLE 8

REMEDIES

8.1 If an Event of Default shall occur and be continuing, to the extent and in the manner permitted by law and subject to any preliminary measures thereby contemplated, but without in any way limiting any of the rights, remedies or recourses which the Secured Party may otherwise have under any law or under any other deed or document, the Secured Party may declare the whole or any part of the Obligation as being immediately due and payable, without presentment, demand,

protest or other notice of any kind, all of which are hereby expressly waived by the Grantor, anything in this Agreement to the contrary notwithstanding, and the Secured Party may exercise all of its rights, recourses and remedies hereunder or pursuant to any applicable law.

ARTICLE 9

THE COLLATERAL AGENT

9.1 **Representations and Warranties**. The Collateral Agent represents and warrants to the Grantor and the Secured Party that **(i)** the Collateral Agent has the power and authority to enter into, and carry out the transactions contemplated by this Agreement, **(ii)** the Collateral Agent has taken cognizance of the Comfort Letter, **(iii)** it shall hold the property subject to the Hypothec created hereunder in favor of the Secured Party and **(iv)** it shall manage the Deposit as provided in this Agreement.

9.2 **Acknowledgment of the Hypothec**. The Collateral Agent **(i)** takes act of the Hypothec and agrees to conduct itself accordingly and **(ii)** undertakes to inform the Secured Party forthwith of any Event of Default brought to its knowledge.

9.3 **Remuneration**. The Grantor will pay to the Collateral Agent from time to time remuneration for its services hereunder and will pay or reimburse the Collateral Agent upon its request for all reasonable expenses and disbursements incurred or made by the Collateral Agent in the administration of its services and duties created hereby (including the reasonable fees and disbursements of its counsel and all other advisers and assistants not regularly in its employ) from sources other than the Deposit.

9.4 **Duties of the Collateral Agent**. The duties of the Collateral Agent hereunder are limited to those specifically set forth herein and any reference to other agreements or documents are for the benefit of the other parties hereto and the Collateral Agent shall have no duty to inquire as to the contents thereof, subject to the provisions of Section 9.1. The Collateral Agent shall incur no liability hereunder, including as administrator of the property of others, except for its gross negligence or intentional fault. The Collateral Agent shall give the hypothecated property the degree of care it gives other similar property held in such a capacity. The Collateral Agent shall have no responsibility to determine the authenticity or validity of any written notice, instruction, request or other document delivered to it and be protected in acting or refraining from acting upon any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed by the proper party or parties. Upon the release of the whole of the Deposit and its revenues in the manner provided in this Agreement, the Collateral Agent shall have no further liability hereunder for such Deposit and revenues.

9.5 **Acts, actions and proceedings**. The obligation of the Collateral Agent to commence or to continue any act, action or proceeding in the execution of its duties hereunder shall be conditional upon the furnishing by the Grantor or, if it so wishes, by the Secured Party, when requested by notice in writing by the Collateral Agent, of sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Collateral Agent against all claims which may be imposed on, incurred by, or asserted against, the Collateral Agent in any way related to, resulting from, attributable to, or arising out of, such act,

action or proceeding it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Collateral Agent to expend or to risk its own funds or otherwise incur financial liability in the performance of any of its duties or obligations or in the exercise of any of its rights or powers hereunder unless indemnified as aforesaid.

9.6 **Registrations and filings**. Nothing in this Agreement shall impose any obligation on the Collateral Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto.

9.7 **Priority of Security**. The Collateral Agent shall not be liable for or by reason of any failure to do any act necessary to constitute, perfect or maintain the priority of the security hereby created.

9.8 **Indemnification**. The Collateral Agent and its directors, officers and employees will at all times be indemnified and saved harmless by the Grantor from and against all claims which may be imposed on, incurred by, or asserted against, the Collateral Agent in any way related to, resulting from, attributable to, or arising out of, this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Collateral Agent contemplated hereby, and costs and expenses incurred by the Collateral Agent in connection with the enforcement of this indemnity, which the Collateral Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Collateral Agent and including any deed, matter or thing in relation to the registration, perfection, release or discharge of the security created hereby (collectively, the "**Liabilities**") other than Liabilities to the extent such Liabilities are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the gross or intentional fault or bad faith of the Collateral Agent. This Section 9.8 shall survive the resignation or termination of the Collateral Agent and the termination of this Agreement.

9.9 **Refusal to act**. The Collateral Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear documentation which complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

9.10 **Advice of legal counsel**. The Collateral Agent shall have the right to consult with and obtain advice from legal counsel appointed by it, in the event of any questions as to any of the provisions hereof or its duties hereunder. The cost of such services shall be added to and be part of the Collateral Agent's fee hereunder.

9.11 **Refusal to comply with demands or claims on assets**. In the event of any disagreement between any of the parties to this Agreement, or between them or either of them and any other person, resulting in demands or adverse claims being made in connection with or for any asset involved herein or affected hereby, the Collateral Agent shall be entitled, at its discretion, to refuse to comply with any demands or claims on it, as long as such disagreement shall continue, and in so refusing the Collateral Agent may make no delivery or other disposition of any asset involved herein or affected hereby, and in so doing the Collateral Agent shall not be or become liable in any way or to any person or party for its failure or refusal to comply with such conflicting demands or adverse

claims, and it shall be entitled to continue so to refrain from acting and so to refuse to act until the right of person or party shall have been finally adjudicated in a court assuming and having jurisdiction on the asset involved herein or affected hereby, or all differences shall have been adjusted by agreement and the Collateral Agent shall have been notified thereof in writing signed by all persons and parties interested. Provided, however, that notwithstanding the foregoing, nothing herein contained shall be construed or interpreted as in any way permitting the Collateral Agent to invoke the above provisions where the Secured Party instructs it to take or to omit from taking any action and agrees to indemnify the Collateral Agent against any claim which may be imposed on, incurred by, or asserted against, the Collateral Agent in any way related to, resulting from, attributable to, or arising out of, the taking or omitting to take any such action.

9.12 **Resignation and Removal**. The Collateral Agent shall have the right to resign from its duties and obligations hereunder upon giving to the Secured Party and the Grantor not less than thirty (30) days' prior notice in writing or such shorter notice as the Secured Party and the Grantor accept as sufficient. The Secured Party shall have the power at any time on thirty (30) days' notice in writing following the occurrence of a default of the Collateral Agent's obligations hereunder to remove the existing Collateral Agent and appoint a new Collateral Agent. In the event of the Collateral Agent resigning or being removed as aforesaid, the Secured Party shall have the obligation to appoint a new Collateral Agent, upon which the retiring Collateral Agent shall transfer all the hypothecated property in its possession or under its control, including all funds, agreements and other documents then in its possession, to a Collateral Agent satisfactory to the Secured Party. Any new Collateral Agent appointed pursuant to this Section 9.12 shall be a corporation authorized to carry on the business of a trustee in the Province of Quebec and shall be subject to removal as aforesaid. On any such appointment, the new Collateral Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Collateral Agent, without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Grantor, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of maintaining and acknowledging with respect to the Collateral Agent that the hypothecated property is being held by it pursuant to the provisions hereof and with respect to the Secured Party a duly perfected first Hypothec. Should the Secured Party fail to appoint a new Collateral Agent as outlined above, then the retiring Collateral Agent shall cease its functions at the expiration of the period of notice and may retain all and any property in its possession hereunder on a merely safekeeping basis, at a fee to be determined solely by the Collateral Agent. Where, pursuant to the provisions of this Section, a new Collateral Agent is appointed, provided no Event of Default shall have occurred and be continuing, such new Collateral Agent must be reasonably satisfactory to the Grantor.

ARTICLE 10

NOTICES

10.1 Any notice or request by one party to the other pursuant to this Agreement shall be in writing and transmitted by first class mail, by courier or by telecopier at the following addresses and telecopier numbers until the other parties are informed in the same fashion of any other address or telecopier number:

(a) for the Grantor:

Telesystem International Wireless Inc.
1250 René-Lévesque Boulevard West
38th Floor
Montreal, Québec H3B 4W8
Attention: General Counsel
Telecopier: (514) 673-8314

With a copy to **Fasken Martineau DuMoulin LLP**
Attention: Mtre Serge Guérette
Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec H4Z 1E9

Telecopier: (514) 397-7600

(b) for the Secured Party:

With a copy to **Department of Justice Canada**
Attention: [redacted]

Telecopier: [redacted]

Email address: [redacted]

(c) for the Collateral Agent:

KPMG Inc.
2000 McGill College Avenue
Suite 2000
Montreal, Québec H3A 3N4
Attention: [redacted]

Telecopier: [redacted]

Email address: [redacted]

With a copy to **McCarthy Tétrault**
Attention: Mtre [redacted]
Le Windsor
1070 Peel Street
5th Floor
Montreal, Québec H3B 4S8

Telecopier: (514) 875-6246

ARTICLE 11

MISCELLANEOUS

11.1 **Separate Security**. The present Agreement and the Hypothec created herein, are and shall be in addition to and not in substitution for, any other security held by the Secured Party or for its benefit for the fulfilment of the Obligation and shall thus not operate as a novation of any Obligation.

11.2 **Expenses**. The Grantor shall pay to each of the Collateral Agent and the Secured Party on demand all of the Secured Party's and the Collateral Agent's costs, charges and expenses (including, without limitation, reasonable legal fees) in conjunction with the preservation of the Hypothec created hereunder, the enforcement by any means of any of the provisions hereof or the exercise of any rights, powers or remedies hereunder, together with interest thereon from the date each of such costs, charges and expenses were incurred to the date of payment at the rate of ten percent (10%) per annum of, or incident to, the enforcement of, or protection or preservation of any right under, any of the provisions of this Agreement, or any exchange, enforcement, collection, compromise or settlement in respect of any of the hypothecated property, and for the care of the hypothecated property and defending or asserting rights and claims of the Collateral Agent or the Secured Party in respect thereof, by litigation or otherwise; and all such expenses shall be Obligation.

11.3 **No waiver**. No failure on the part of the parties to this Agreement to exercise, and no delay on their part in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or the further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by applicable law.

11.4 **Counterparts**. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

11.5 **Severability**. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

11.6 **Successors and Assigns**. The terms of this Agreement shall be binding upon, and inure to the benefit of the Collateral Agent, the Secured Party, the Grantor and their respective successors and permitted assigns.

11.7 **Entire Agreement**. This written agreement together with the Comfort Letter represents the final agreement between the parties hereto with respect to the subject matter hereof and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties with respect to the subject matter hereof.

EXHIBIT
R-7

CANADA
PROVINCE DE QUÉBEC

ENTRE :

LE SOUS-MINISTRE DU REVENU DU QUÉBEC

(ci-après RQ)

-et-

TÉLÉSYSTÈME MOBILES INTERNATIONAL INC.

(ci-après TIW)

ENTENTE RELATIVE À CERTAINES

DISTRIBUTIONS D'ARGENT

ATTENDU que les actionnaires de TIW ont adopté un plan d'arrangement en vertu de la *Loi Canadienne sur les Sociétés par Actions* autorisant TIW à procéder à la vente et à la réalisation de tous ses actifs, au paiement de l'ensemble de sa dette et de ses passifs et à sa liquidation et dissolution.

ATTENDU que le plan d'arrangement adopté par les actionnaires de TIW a été approuvé par la Cour Supérieure en vertu de la *Loi Canadienne sur les Sociétés par Actions*.

ATTENDU que TIW, dans le cadre du plan d'arrangement qu'elle a déposé, désire procéder à une première distribution de ses actifs à ses actionnaires mais que, avant de pouvoir procéder à une telle distribution, elle doit prévoir le paiement des sommes qui pourraient être dues à RQ en fonction de cotisations éventuelles en impôt des corporations, en retenues à la source, en taxe de vente du Québec et en taxe sur les produits et services ou en regard de toute autre Loi ou disposition fiscale administrée par Revenu Québec.

ATTENDU que les administrateurs de TIW veulent en outre, dans le cadre de cette première distribution, éviter la responsabilité qui leur incombe en vertu de l'article 14 de la *Loi sur le Ministère du Revenu* et obtenir de RQ le certificat prévu par cette disposition.

ATTENDU que TIW fait présentement l'objet d'une vérification par l'Agence des douanes et du revenu du Canada et que les résultats de cette vérification permettront à RQ d'établir avec précision les montants dus par TIW au chapitre de l'impôt des corporations pour les années d'imposition 2003 à 2005 inclusivement.

ATTENDU que TIW fait également l'objet d'une vérification par RQ au chapitre des retenues à la source et que les résultats de cette vérification permettront à RQ d'établir avec précision les montants dus par TIW au chapitre des retenues à la source pour les périodes comprises entre le 1er janvier 2001 et le 31 décembre 2005.

ATTENDU que l'année d'imposition 2005 de TIW n'est pas encore terminée et qu'il est impossible à ce jour de déterminer ce qu'elle devra en vertu des Lois et/ou dispositions fiscales à la fin de cette année d'imposition ou pour toute autre année d'imposition antérieure non prescrite ou réputée non prescrite.

ATTENDU que RQ ne peut établir à quel moment précis il sera en mesure d'émettre les cotisations relatives à l'impôt des corporations et aux retenues à la source ou à toute autre Loi ou dispositions fiscales.

ATTENDU que, dans le cadre du processus de liquidation et dissolution, TIW entend présenter une requête dans le dossier de la Cour Supérieure du district de Montréal numéro 500-11-025519-055 afin d'être autorisée par la Cour à distribuer une partie de ses biens à ses actionnaires.

LES PARTIES DÉCLARENT CE QUI SUIT :

1. Le préambule qui précède fait partie intégrante de la présente entente;

2. En vertu des données actuelles dont dispose RQ, celui-ci est d'avis que TIW pourrait lui devoir une somme totale de 81 056 602,00 $ au chapitre de l'impôt des corporations ainsi qu'une somme de 3 763 007,97 $ au chapitre des retenues à la source et que, d'ici le 31 août 2006, des intérêts de 14 665 840,34 $ calculés selon les taux

actuellement en vigueur, s'ajouteront à ces montants pour un total de 99 485 450,32 $;

3. La déclaration qui précède ne vaut que pour les fins de la présente entente et ne constitue pas une admission de la part de TIW à l'effet qu'elle est réellement endettée envers RQ pour un montant total de 99 485 450,32 $;

4. Pareillement, TIW reconnaît que la déclaration contenue au paragraphe 2 des présentes n'a pas pour effet de limiter aux montants décrits dans ce paragraphe les cotisations qui pourront être émises par RQ ni ne constitue de la part de RQ une reconnaissance à l'effet que TIW ne peut être redevable de montants supérieurs ou de d'autres sommes en vertu de d'autres lois et/ou dispositions fiscales;

5. TIW comprend et accepte que RQ ne pourra être en mesure d'émettre des cotisations à son égard afin de confirmer ce qu'elle lui doit réellement tant et aussi longtemps que l'Agence des douanes et du revenu du Canada n'aura pas terminé la vérification qui est actuellement en cours au chapitre de l'impôt des corporations pour les années d'imposition 2003 à 2005 inclusivement;

6. TIW comprend et accepte que RQ ne peut immédiatement émettre de cotisation en ce qui a trait aux retenues à la source tant et aussi longtemps qu'il n'aura pas complété sa vérification pour les périodes comprises entre le 1er janvier 2001 et le 31 décembre 2005;

7. TIW comprend et accepte que RQ ne peut immédiatement émettre de cotisations en ce qui a trait à toute Loi fiscale administrée par RQ, incluant la Loi sur la taxe d'accise, tant pour son année d'imposition 2005 qui n'est pas encore terminée que pour toute autre année d'imposition non prescrite ou réputée non prescrite;

8. TIW en conséquence renonce à évoquer la période de 12 mois mentionnée à l'article 14 de la *Loi sur le Ministère du Revenu* et accorde à RQ jusqu'au 31 janvier 2007 pour déterminer avec précision les montants qu'elle doit en vertu de toute Loi ou disposition fiscale administrée par Revenu Québec, notamment en vertu de l'impôt des

corporations et des retenues à la source, et émettre les avis de cotisation prévus par la Loi.

9. TIW, en vue d'obtenir le certificat prévu en l'article 14 de la Loi sur le Ministère du Revenu, fournira à RQ une lettre de garantie bancaire irrévocable de cent cinq millions de dollars (105 000 000,00$) valable pour un an, à être émise par l'une des succursales de la Banque de Montréal située dans la ville de Montréal, et renouvelable jusqu'au 15 mars 2007 au plus tard vingt (20) jours avant son échéance, et ce, jusqu'à ce que :

   a) RQ ait émis toutes les cotisations relatives :

      i. À l'impôt des corporations pour les années d'imposition 2003, 2004 et 2005;

      ii. Aux retenues à la source pour les périodes comprises entre le 1er janvier 2001 et le 31 décembre 2005;

      iii. À toute loi ou dispositions fiscales administrées par RQ auxquelles TIW peut être assujetti à l'égard de toute année d'imposition ou période non prescrite ou réputée non prescrite au jour de l'émission des avis de cotisation, notamment en matière de TVQ et de TPS

   b) Les cotisations émises aient été entièrement payées par TIW;

10. Nonobstant ce qui précède, la lettre pourra être encaissée en totalité par RQ, même si aucune cotisation n'a été émise, ou pour le solde, advenant que certaines cotisations émises aient été payées par le biais de la présente lettre de garantie, dans les 20 jours précédant son échéance s'il y a défaut de procéder à son renouvellement selon les conditions prévues à la présente entente;

11. La lettre pourra également être encaissée en tout temps avant son échéance en totalité, même si aucune cotisation n'a été émise, et pour le solde advenant que certaines cotisations émises aient été payées par le biais de la présente lettre de garantie, si TIW fait cession de ses biens, dépose un avis d'intention ou une proposition concordataire ou se prévaut de la Loi sur les arrangements avec les créanciers des compagnies. RQ s'engage cependant à ne pas initier lui-même de

requête ou pétition de faillite à l'encontre de TIW dans le seul but de pouvoir encaisser la lettre de garantie;

12. RQ se déclare satisfait des termes et conditions du projet de lettre de garantie joint aux présentes comme ANNEXE 1 en autant que ladite lettre soit émise par la Banque de Montréal à partir de l'un de ses établissements situés dans la ville de Montréal;

13. Cette lettre de garantie sera émise par la Banque de Montréal au plus tard 10 jours après que la Cour Supérieure aura, au terme de la requête pour permission de distribuer qu'entend déposer TIW, autorisé les parties à procéder selon ce qui est prévu à la présente entente et autorisé TIW à procéder à la première distribution de ses actifs à ses actionnaires;

14. Nonobstant le droit de TIW de s'opposer aux cotisations qui pourront être émises à son égard par RQ et nonobstant toute disposition prévue par la Loi ayant pour effet de suspendre, en tout ou en partie, le droit de RQ de percevoir les montants cotisés en raison de telles oppositions, TIW s'engage à payer en totalité, dans les 30 jours suivants l'émission des cotisations, le montant cotisé, incluant pénalités et intérêts, à défaut de quoi RQ pourra obtenir paiement des cotisations à partir de la lettre de garantie mentionnée aux présentes. Si RQ doit avoir recours à la lettre de garantie, ce recours ne sera pas considéré comme une mesure de perception au sens de l'article 12.1 de la *Loi sur le ministère du revenu*;

15. En conséquence de ce qui précède, RQ accepte d'émettre le certificat prévu à l'article 14 de la *Loi sur le Ministère du Revenu* suivant le projet de certificat joint aux présentes comme ANNEXE 2 dont TIW se déclare satisfaite;

16. RQ s'efforcera d'émettre le certificat mentionné précédemment le jour même où la lettre de garantie dont il est question aux présentes lui sera remise et conditionnellement à ce que la Cour Supérieure ait autorisé les parties à procéder selon ce qui est prévu à la présente entente et autorisé TIW à procéder à la première distribution de ses actifs à ses actionnaires;

17. La présente entente tient compte de la situation de TIW telle qu'elle existe à ce jour et ne couvre aucune opération génératrice de revenu pour TIW conclue après le 31 juillet 2005. Toute distribution de tels revenus postérieurs au 31 juillet 2005 devra faire l'objet d'une entente additionnelle au terme de laquelle RQ se réserve le droit d'exiger une lettre de garantie bancaire additionnelle ou une augmentation de la lettre qui sera émise dans le cadre de la présente entente;

18. TIW s'engage à aviser d'avance RQ de toute opération conclue après la date des présentes entre des tiers et TIW ou l'une de ses filiales et qui produirait un revenu (y compris tout montant reçu relativement à la liquidation de Dolphin Corporation Ltd ou de DCORP Realisations Ltd) autre que des opérations conclues avec Vodafone International Holdings B.V. aux termes des conventions décrites dans l'avis de convocation à l'assemblée extraordinaire des porteurs et à la circulaire de sollicitation de procurations par la direction concernant l'arrangement de Télésystème Mobiles International Inc. daté du 18 avril 2005. Dans un tel cas, TIW s'engage à respecter ce qui précède concernant la nécessité d'une entente additionnelle assortie d'une lettre de garantie supplémentaire ou d'une augmentation de la lettre de garantie prévue dans le cadre de la présente entente, afin de couvrir toute somme due en vertu d'une Loi ou disposition fiscale, le cas échéant, applicable aux opérations décrites précédemment;

19. De plus, si RQ imposait TIW en vertu de la Loi sur les Impôts relativement au transfert par TIW des actions du capital-actions de ClearWave N.V. à Telesystem (Antilles) Corporation N.V. (ci-après TAC) en octobre 2004 et si TIW convient d'une telle cotisation ou qu'un tribunal compétent imposait un jugement définitif concernant une telle cotisation, TIW convient de liquider TAC afin de subir possiblement une perte en capital. La liquidation aura lieu au plus tard le 31 décembre 2007, sauf si les parties consentent à des opérations différentes. À cet égard, les deux parties agiront raisonnablement afin d'atteindre le résultat souhaité sans déclencher, le cas échéant, un assujettissement supplémentaire à l'impôt. En outre, TIW s'engage à acquitter intégralement à même la lettre de garantie bancaire prévue dans le cadre de la présente entente et jusqu'à la somme maximale de cette

lettre de garantie, toute cotisation en vertu de la *Loi sur les Impôt du Québec* dans les 30 jours suivant l'émission d'une telle cotisation;

20. RQ et TIW s'engagent mutuellement à travailler en étroite collaboration et avec diligence afin d'en arriver à une détermination définitive de tout impôt, intérêts et pénalités qui peuvent être dus par TIW en vertu de toute Loi ou disposition fiscale pour l'une ou l'autre des années d'imposition, ou périodes de déclaration (en TVQ, TPS et RAS), passées et actuelles non prescrites ou réputées non prescrites;

21. TIW pourra demander à RQ de réduire le montant de la lettre de garantie bancaire au fur et à mesure que l'assujettissement de TIW sera déterminé en vertu de toute Loi ou disposition fiscale, notamment en matière d'impôt et de retenues à la source, pour chaque année d'imposition et/ou période concernée, dans le cas, par exemple, où TIW obtiendrait à la satisfaction de l'Agence des douanes et du revenu du Canada et de RQ une confirmation des autorités fiscales Hollandaises quant au traitement fiscal relatif aux revenus d'intérêts de ClearWave N.V. RQ ne s'engage aucunement à consentir à l'avance à toute demande en ce sens mais agira dans le cadre d'une telle demande raisonnablement et de bonne foi en vue de réduire les obligations de TIW si la situation le justifie;

22. Pareillement, les administrateurs de TIW pourront demander à RQ l'émission d'un certificat additionnel tel que prévu au paragraphe 17 de la présente entente relativement à toute autre distribution de sommes à ses actionnaires. RQ ne s'engage encore une fois d'aucune façon à accepter d'avance toute demande en ce sens mais agira dans le cadre d'une telle demande raisonnablement et de bonne foi en vue d'alléger la responsabilité personnelle des administrateurs si la situation le permet;

23. Aucune disposition de la présente entente ne doit être interprétée comme limitant la responsabilité personnelle de tout administrateur de TIW relativement à la distribution de sommes d'argent par TIW à ses actionnaires autre que la distribution prévue dans le cadre de la présente entente et, en particulier, à l'égard de toute distribution

définitive que pourrait faire TIW sans l'obtention d'un certificat en vertu de l'article 14 de la *Loi sur le Ministère du Revenu*;

24. Aucune disposition de la présente entente ne doit également être interprétée comme étant une détermination de l'assujettissement fiscal de TIW ou comme une restriction du droit de RQ à recouvrer auprès de TIW toute somme découlant d'une Loi ou disposition fiscale, qu'elle doit à l'heure actuelle ou qu'elle devra dans l'avenir, ni ne doit être interprétée comme déterminant les obligations de TIW en vertu de toute Loi ou disposition fiscale à tout égard et comme limitant les droits de TIW de contester une cotisation et d'interjeter appel en vertu des lois fiscales applicables;

25. Advenant que :

    a) TIW soit en défaut en regard de l'une ou l'autre des dispositions contenues dans la présente entente et que RQ subisse un préjudice en raison de ce défaut; ou

    b) TIW ait, antérieurement à la date de signature de la présente entente, volontairement ou dans des circonstances équivalent à de la grossière négligence, caché de l'information ou des documents, autres que de l'information ou des documents qu'elle est en droit de ne pas divulguer (par exemple en raison du privilège avocat-client), demandés par RQ et/ou l'Agence des douanes et du revenu du Canada antérieurement à la date de signature de la présente entente ou délibérément négligé de fournir telle information ou tels documents de façon diligente, en tenant compte de toutes les circonstances, et que ces informations et/ou documents aient eu pour effet, si connus au jour de la signature de la présente entente, d'augmenter le montant de la lettre de garantie prévue dans le cadre de la présente entente;

alors le certificat émis par RQ en vertu de l'article 14 de la Loi sur le ministère du revenu aux termes de cette entente sera considéré nul et de nul effet à l'encontre de toute personne concernée par ce certificat sauf :

(i) toute personne qui aura cessé d'agir comme administrateur ou officier de TIW et qui en aura avisé RQ par écrit, au plus tard dix (10) jours suivant sa démission ou son départ;

(ii) si l'un des manquements de TIW mentionnés précédemment est survenu ou survient après que cette personne ait avisé RQ par écrit qu'elle n'était plus un administrateur ou un officier de TIW;

(iii) un manquement à ce qui est prévu au paragraphe 18 de la présente entente en autant que le revenu généré par la transaction qui n'a pas été déclarée à RQ aux termes du paragraphe 18 des présentes soit inférieur à cinq cent mille dollars canadiens (CDN 500 000,00$)

26. La présente entente doit être signée par une personne autorisée en vertu d'une résolution du conseil d'administration de TIW et doit recevoir l'assentiment de la Cour Supérieure dans le cadre de la requête pour permission de distribuer qu'entend déposer TIW;

MONTRÉAL, le 22 août 2005

Sous Ministre du revenu du Québec par :
N/D : CM-04970-057, SPIC : 6422299

LISE HAMEL, directrice régionale, CPF Montréal

FRANCINE ST-JEAN, chef de service, CPF Montréal

ANNEXE 1

Le ....

A : Ministère du Revenu du Québec
Centre de perception fiscale, Montréal
1600 Boulevard René Lévesque Ouest
3ième étage
Secteur R23CPF
Montréal (Québec)
H3H 2V2

À l'attention de FRANCINE ST-JEAN

Objet : Lettre de garantie Télésystème Mobiles International Inc.
Votre dossier CM-04970-057, SPIC 6422299
Notre garantie No. BMTO ....

Considérant que Télésystème Mobiles International Inc. (ci-après « TIW »), sans admission ou reconnaissance qu'elle est une débitrice du Ministère du Revenu du Québec, a offert de fournir au sous-ministre du Revenu du Québec la présente lettre de garantie afin de garantir le paiement de ses dettes fiscales envers le ministre du Revenu du Québec et qu'elle s'est engagée à payer dans un délai de 30 jours de son émission toute cotisation émise à son égard par le ministre du Revenu du Québec.

En conséquence à la demande et pour le compte de TIW, nous, Banque de Montréal, Service du commerce mondial, 129 rue Saint-Jacques, Niveau « A » Nord, Montréal, Québec, H2T 1L6, garantissons, sans autres conditions que celles mentionnées aux présentes et irrévocablement, que TIW paiera au ministre du Revenu du Québec le montant de toutes et chacune des cotisations et/ou nouvelles cotisations émises par Revenu Québec ou autre montant dû ou qui deviendra dû par TIW à Revenu Québec jusqu'à concurrence de la somme de cent cinq million de dollars (105, 000,000.00 $).

Nous nous engageons à payer le montant ainsi dû au ministre du Revenu du Québec et/ou réclamé par ce dernier cinq (5) jours après réception, avant l'expiration de la période de validité de la présente lettre de garantie, soit :

a) d'un avis écrit de l'un des chefs de Service du centre de perception fiscale du ministère du Revenu du Québec certifiant qu'un avis de cotisation de tel montant a été émis à l'égard de TIW et que le montant cotisé n'a pas été payé par TIW dans un délai de 30 jours suivant l'émission de la cotisation et certifiant qu'une copie de l'avis de cotisation auquel il est fait référence a été transmise au conseiller juridique principal de TIW, à l'attention de Me Hélène Hallak, et à Fasken Martineau DuMoulin, S.E.N.C.R.L., s.r.l., à l'attention de Me Alain Riendeau; ou

b) d'un avis écrit de l'un des chefs de service du centre de perception fiscale de ministère du revenu du Québec indiquant le montant réclamé et certifiant que la présente lettre n'a pas été renouvelée en conformité avec les engagements pris par TIW; ou

c) d'un avis écrit de l'un des chefs de service du Centre de perception fiscale du ministère du Revenu du Québec indiquant le montant réclamé et certifiant que TIW a eu recours à une loi relative à la faillite et l'insolvabilité en ce qu'elle a notamment fait cession de ses biens, a déposé

un avis d'intention ou une proposition concordataire ou s'est prévalue de la *Loi sur les arrangements avec les créanciers des compagnies*.

Notre responsabilité maximale en vertu des présentes, et incluant les intérêts au taux prévu par les lois fiscales applicables, n'excédera pas la somme de cent cinq million de dollars (105, 000,000.00 $);

Le sous ministre du Revenu du Québec pourra demander, de temps à autre, le paiement partiel de la présente lettre de garantie, selon les conditions énumérées précédemment, au fur et à mesure que des sommes deviendront dues par TIW et n'auront pas été payées par cette dernière, la présente lettre de garantie demeurant alors en vigueur pour le solde seulement jusqu'à son échéance.

Le montant maximal de la présente lettre de crédit irrévocable et la responsabilité de la Banque à cet égard seront irrévocablement réduits suite à la remise à la Banque:
(i) d'une attestation signée conjointement par TIW et l'un des chefs de Service du centre de perception fiscale du ministère du Revenu du Québec, indiquant que le montant maximal de la lettre de crédit irrévocable sera réduit au montant spécifié dans la dite attestation (le "Montant réduit"), et ce, à compter de la date de l'attestation (l' « attestation de réduction »). La Banque n'aura pas à s'enquérir de l'authenticité ou de la validité de l'attestation de réduction; et
(ii) de l'original de la lettre de crédit irrévocable contre remise, en même temps, d'une lettre de crédit amendée pour tenir compte de cette réduction (la "Lettre amendée").

Si Revenu Québec et TIW devaient s'entendre sur la non nécessité du maintien de cette garantie avant l'expiration de son terme, elle devra alors nous être retournée pour annulation.

Toute demande de paiement en vertu de cette garantie ou autre communication relative à cette garantie devra faire référence à notre numéro BMTO……….. et nous être acheminé à l'adresse suivante avant 15h00 le jour de l'expiration de cette garantie: Banque de Montréal, Service du commerce mondial, 129 rue Saint-Jacques, Niveau « A » Nord, Montréal, Québec, H2T 1L6, à l'attention du service des garanties bancaires.

La présente garantie est irrévocable et est en vigueur jusqu'au (•), sous réserve de ce qui est prévu ci-haut.

Banque de Montréal

(•) Signataire autorisé

(•) Signataire autorisé

ANNEXE 2

CERTIFICAT DÉLIVRÉ EN VERTU DE L'ARTICLE 14 DE LA LOI SUR LE MINISTÈRE DU REVENU (L.R.Q. c. M-31)

Après examen du dossier de Télésystème mobiles international inc. (ci-après TIW) :

LE MINISTÈRE DU REVENU DU QUÉBEC est d'avis que TIW pourrait devoir, selon les données actuelles dont il dispose, une somme totale de 81 056 602,00 $ au chapitre de l'impôt des corporations ainsi qu'une somme de 3 763 007,97 $ au chapitre des retenues à la source et que, d'ici le 31 août 2006, des intérêts et pénalités de 14 665 840,35 $, calculés selon les taux actuellement en vigueur, s'ajouteront à ce montant pour un total de 99 485 450,32 $.

Attendu que TIW fait présentement l'objet d'une vérification par l'agence des douanes et du revenu du Canada et que les résultats de cette vérification permettront au ministère du revenu du Québec d'établir avec précision les montants dus par TIW au chapitre de l'impôt des corporations pour les années d'imposition 2003 à 2005 inclusivement.

Attendu que TIW fait également l'objet d'une vérification par le ministère du revenu du Québec au chapitre des retenues à la source et que les résultats de cette vérification permettront au ministère du revenu du Québec d'établir avec précision les montants dus par TIW au chapitre des retenues à la source pour les périodes comprises entre le 1er janvier 2001 et le 31 décembre 2005.

Attendu que l'année d'imposition 2005 de TIW n'est pas encore terminée et qu'il est impossible à ce jour de déterminer ce qu'elle devra en vertu des Lois et/ou dispositions fiscales à la fin de cette année d'imposition ou pour toute année d'imposition antérieure non prescrite ou réputée non prescrite.

Attendu que les actionnaires de TIW ont adopté un plan d'arrangement en vertu de la *Loi Canadienne sur les Sociétés par actions* (L.R.C. 1984 c. C-44) autorisant TIW à procéder à la vente et à la réalisation de tous ses actifs, au paiement de l'ensemble de sa dette et de ses passifs et à sa liquidation et dissolution.

Attendu que TIW renonce à invoquer la période de 12 mois mentionnée à l'article 14 de la Loi sur le ministère du Revenu et accorde au ministère du Revenu du Québec jusqu'au 31 janvier 2007 pour déterminer avec précision les montants qu'elle doit en vertu de toute Loi ou disposition fiscale administrée par Revenu Québec, notamment en matière d'impôt des corporations et de retenues à la source, et émettre les avis de cotisation prévus par la Loi, tel qu'il appert de l'entente jointe au présent certificat à titre d'ANNEXE I.

Attendu que, dans le cadre de ce processus de liquidation et dissolution, TIW a, par jugement rendu le [redacted] août 2005 dans le dossier de la Cour Supérieure du district de Montréal numéro 500-11-025519-055, été autorisée par la Cour à distribuer une partie de ses biens à ses actionnaires et à agir selon l'entente apparaissant à l'ANNEXE 1.

Attendu que TIW a fourni au ministère du Revenu du Québec une lettre de garantie bancaire irrévocable garantissant, jusqu'à concurrence d'une

somme de cent cinq millions de dollars (105 000 000,00 $), le paiement de toutes et chacune des cotisations et/ou nouvelles cotisations qui pourront être émises par le ministère du Revenu du Québec d'ici le 31 janvier 2007, tel qu'il appert de la lettre de garantie jointe au présent certificat à titre d'ANNEXE 2.

EN CONSÉQUENCE :

Le ministère du Revenu du Québec autorise, en date du [redacted] août 2005, les administrateurs et dirigeants de TIW à procéder à la distribution d'une partie de ses biens à ses actionnaires pour une valeur de quatre milliards cent quatre-vingt-quatorze millions deux cent dix-huit mille deux cent vingt-trois dollars (4 194 218 223,00 $), tel que permis par la Cour Supérieure du district de Montréal au terme d'un jugement rendu par cette Cour dans le dossier 500-11-025519-055, tel qu'il appert du jugement joint à titre d'ANNEXE 3.

Le présent certificat tient compte de la situation de TIW telle qu'elle existe au 31 juillet 2005 et ne couvre aucune opération génératrice de revenu pour TIW conclue après le 31 juillet 2005. Toute distribution de revenus postérieure à celle autorisée par le présent certificat devra faire l'objet d'un certificat additionnel.

Le présent certificat ne s'applique pas en regard des obligations fiscales de TIW découlant de la Loi sur la taxe de vente du Québec et de la Loi sur la taxe d'accise, de sorte qu'aucun certificat de distribution ne sera réputé émis au terme de l'article 14 de la Loi sur le ministère du revenu relativement aux sommes qui pourraient être dues par TIW en TVQ et en TPS, nonobstant le fait que la lettre de garantie apparaissant à l'ANNEXE 2 puisse couvrir des cotisations émises en TVQ et en TPS.

Le présent certificat est émis en considération de l'entente apparaissant à l'ANNEXE 1. Toutes les dispositions de cette entente, incluant la disposition relative à la nullité du présent certificat, s'appliquent au présent certificat comme si chacune des clauses de cette entente y étaient reproduites.